UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2011
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 16, 2011 with respect to the Registrant’s results of operations for the quarter ended September 30, 2011.

Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2011.

Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2011.

Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By:	/s/ Yael Nevo
Name: Yael Nevo
Title: Corporate Secretary

Dated: November 16, 2011.

EXHIBIT INDEX

Exhibit No. 1. 2. 3. 4.
Description

Press release dated November 16, 2011.

Registrant's management discussion.

Registrant's unaudited condensed consolidated financial statements.

Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Third Quarter and Nine Months Ended
September 30, 2011

Hadera, Israel, November 16, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company”) today reported financial results for the third quarter (the "Third Quarter")and first nine months ended September 30, 2011 (the "Reported Period"). The Company, its subsidiaries and associated company – are referred to hereinafter as the "Group".

The Consolidated Data set forth below excludes the results of operation of the associated company Hogla-Kimberly Ltd. ("H-K").

Consolidated sales during the Reported Period amounted to NIS 1,541.7 million, as compared with NIS 784.6 million last year, representing an increase of 96.5%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper - Writing and Printing Ltd ("Hadera Paper Printing"), starting January 1, 2011, in the total sum of NIS 554.0 million, net of inter-company sales totaling NIS 526.3 million.

The consolidated sales in the Third Quarter of the year totaled NIS 519.5 million, as compared with NIS 295.4 million in the corresponding quarter last year, representing growth of approximately 75.9%, originating primarily as a result of the consolidation of the sales of Hadera Paper Printing, in the amount of NIS 184.7 million, coupled with growth in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with second quarter sales this year of NIS 504.6 million, representing growth of approximately 2.96%.

The operating profit totaled NIS 45.8 million during the Reported Period, 3.0% of sales, as compared with NIS 32.7 million, 4.2% of sales, in the corresponding period last year. Net of non-recurring revenues and expenditures during the Reported Period and the corresponding period last year, the operating profit decreased from NIS 19.1 million to NIS 16.4 million. The decrease in the operating profit from current operations during the Reported Period, as compared with the corresponding period last year, originates primarily from the consolidation of the results of the Hadera Paper Printing segment since January 1, 2011, following an operating loss of NIS 13.1 million in this segment. This decrease was offset as a result of a rise in the gross profit of the various segments, in view of the increase in sales.

Operating loss amounted to NIS 9.5 million in the Third Quarter of the year, as compared with operating profit of NIS 20.2 million in the corresponding quarter last year. The transition to a loss in the Third Quarter originated primarily as a result of recording a provision for impairment on account of a cash-generating unit, coupled with the consolidation of the operating loss of Hadera Paper Printing, in the amount of NIS 3.2 million, as a result of a sharp rise in raw material prices, coupled with specific inefficiency in the manufacture of fine paper.

The net loss attributed to the Company's shareholders amounted to NIS 35.7 million in the Reported Period, as compared with net profit attributed to the Company's shareholders of NIS 65.4 million in the corresponding period last year. The net profit, net of non-recurring revenues and expenditures during the Reported Period, amounted to NIS 6.3 million, as compared with NIS 55.8 million in the corresponding period last year, representing a decrease of 88.8%.

The lower net profit attributed to the company shareholders during the Reported Period, was primarily affected by a non-recurring provision of NIS 58.8 million, recorded by the company following the decisions of the Court in Turkey concerning appeals filed by KCTR Turkey (49.9%) ("KCTR") pertaining to a demand for tax payment in Turkey, coupled with the recording of a provision for impairment on account of the Carmel cash-generating unit in the amount of NIS 7.0 million (net of taxes), that was offset from non-recurring revenues from the sale of real estate on Totzeret Ha'Aretz Street in Tel Aviv, the valuation of a Put option, as well as the improved operating profitability of the packaging paper and recycling segment. Moreover, the net profit was adversely affected by the rise in financial expenses during the Reported Period, in relation to the corresponding period last year, following the operation of Machine 8.

Basic loss per share amounted to NIS -7.02 per share ($-1.89 per share) in the Reported Period, as compared with basic earnings per share of NIS 12.88 per share ($3.51 per share) in the corresponding period last year.

Basic loss per share amounted to NIS -8.56 per share ($-2.31 per share) in the Third Quarter of the year, as compared with earnings of NIS 4.53 per share ($1.24 per share) in the corresponding quarter last year.

The exchange rate of the NIS in relation to the US dollar was devaluated by approximately 4.6% during the Reported Period, as compared with a revaluation of approximately 2.9% during the reported period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the Reported Period by a rate of approximately 6.4% in relation to the corresponding period last year). The changes in exchange rates as mentioned above, affected the results of the various sectors, although the Group's business portfolio, including the associated companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the Group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the Reported Period amounted to 2.2%, as compared with an inflation rate of 1.9% in the corresponding period last year.

The Company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. Following a slowdown in the global packaging paper market, in terms of virgin products in the Third Quarter, a decrease was recorded in the prices of recycled products. The trend of decreasing recycled product prices in the global packaging paper market - that began in the Third Quarter - amounted to approximately 4% in relation to the second quarter. The Company estimates that this trend will continue in the near future as well.

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the Reported Period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place a special emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation, including an employee retirement agreement, as part of a collective agreement.

2

On May 15, 2011, the Company signed an extension of the agreement for the purchase of natural gas with the partners in the Yam Tethys Project. The overall financial volume of the agreement is estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). The new gas agreement will enter into effect on July 1, 2011, for a period of two years. Following the new gas contract, an increase of 190% was recorded in the average price of gas, starting with the first day of the agreement. During the Reported Period water and electricity prices rose by an average rate of 21% and 4.4%, respectively, as compared with the corresponding period last year. In addition, a sharp rise was recorded in the price of paper waste, by an average rate of approximately 35%, in relation to last year. These price increases were offset by a revaluation of the NIS vis-à-vis the US dollar, during the Reported Period compared to last year, by a rate of approximately 6.4%. This revaluation brought about savings in the inputs and imported products denominated in this currency.

The financial expenses during the Reported Period amounted to NIS 61.7 million, as compared with NIS 28.4 million in the corresponding period last year. The growth in financial expenses originated as a result of the capitalization of some of the financing costs of Machine 8 during the corresponding period last year, along with the expansion of Bond Series 5 at the beginning of the Third Quarter that served to increase the financial expenses by approximately NIS 3.1 million. Moreover, an increase of NIS 2.6 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the Reported Period (Known Index) by approximately 2.7%, as compared with a lower increase of 1.6% in the inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of NIS 9.1 million, following the entry of Hadera Paper Printing into the consolidated statements.

The Company’s share in the losses of associated companies (H-K) totaled NIS 29.1 million during the Reported Period, as compared with a share in profits of NIS 58.5 million in the corresponding period last year. The transition to a loss in the Company's share in the earnings of associated companies, as compared with the corresponding period last year, originates primarily as a result of the Company's share in a provision in the amount of NIS 58.8 million, created by H-K following the rulings by the court in Turkey regarding appeals filed by KCTR, concerning a demand for tax payments in Turkey, coupled with the Company's share in the earnings of Hadera Paper Printing (consolidated in the company's financial statements since January 1, 2011), that were included during the corresponding period last year in the amount of approximately NIS 10.4 million and that were not included in this period (The Hadera Paper Printing results were consolidated within the consolidated financial statements of Hadera Paper in this period).

3

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of H-K in Israel (49.9%) during the Reported Period amounted to NIS 35.2 million, as compared with NIS 56.0 million in the corresponding period last year. The decrease in the sum of NIS 20.8 million, originated primarily from the decrease in operating profit that fell from NIS 147.3 million to NIS 93.1 million this year. The sharp decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, that grew even worse towards the end of the second quarter as a result of the parallel import of Huggies diapers, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers in the first quarter of the year, coupled with a rise in the prices of principal raw materials. These were offset by efficiency measures that were implemented across the company and the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 6.4%. These factors served to reduce the erosion in profit during the Reported Period.

-
The Company's share in the losses of KCTR Turkey (49.9%) during the Reported Period amounted to NIS 65.9 million, as compared with NIS 5.5 million in the corresponding period last year, representing an increase of approximately NIS 60.4 million. The greater loss, originated primarily as a result of a NIS 58.8 million provision recorded by the company following the decisions of the Court in Turkey concerning appeals filed by KCTR pertaining to a demand for tax payment in Turkey, coupled with an increase in the operating loss, from NIS 10.5 million in the corresponding period last year, to NIS 12.5 million during the Reported Period.

KCTR has informed the Company that it has appealed some of the court decisions in Turkey, while it intends to appeal other court decisions, based on the expert opinion of its legal consultants. However, according to the accounting policy of the company, the actual handing down of the court ruling, even if this can be appealed with high chances of success, creates a presumption whereby it is "more likely than not" that certain sums will be paid on account of these tax requirements. The company has consequently created a provision during the Reported Period on account of its share in these sums.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Nine months ended September 30,
NIS IN THOUSANDS (1)

	2011	2010

Net sales	1,541,733	784,626

Net earnings (loss) attributed to the Company's shareholders	(35,704)	65,354

Basic net earnings(loss) per share attributed to the Company's shareholders	(7.02)	12.88

Fully diluted earnings(loss)per share attributed to the Company's shareholders	(7.02)	12.77

Three months ended September 30,
NIS IN THOUSANDS (1)

	2011	2010

Net sales	519,491	295,435

Net earnings(loss) attributed to the Company's shareholders	(43,560)	23,026

Basic net earnings (loss)per share attributed to the Company's shareholders	(8.56)	4.53

Fully diluted earnings(loss)per share attributed to the Company's shareholders	(8.56)	4.5

(1)	The representative exchange rate at September 30, 2011 was N.I.S. 3.712=$1.00.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Yaeln@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter I (Description of the Corporation's Business) of the
Information Presented in the Company's Periodical Report
As at September 30, 2011

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Chapter A, Section 5: "Equity investments in the Company and transactions in its shares"

In the course of the reported period, 26,560 option warrants granted as part of the senior executive option plan were exercised, and 3,624 option warrants expired, out of the said option plan.  4,930 shares of the company were issued as a result of the exercise.

2.	Update to Chapter B, Section 7 "The General Environment and Impact of External Factors on the Company"

Pursuant to the establishment of a Committee for  Increase of Market Competitiveness  ("The Committee"), in October 2011, the Committee published its draft recommendations, that include the following recommendations, inter alia: Imposing limitations on the control or holding of a material real corporation and its controlling shareholders over a material financial entity (as these terms are defined in the recommendations), imposing difficulties on the ability to control publicly traded companies possessing a pyramid form, meeting the definition of a "gap company" in the report of the committee, up to the potential loss of control, in parallel to reinforcing the strength of the public shareholders, imposing an obligation on the controlling shareholder to propose a complete tender offer under certain conditions in the said companies, the recommendation to examine the need to expand the limitations on the exposure of an institutional entity to a single corporation and a group of corporations, a recommendation that financing expenses in a corporation would initially be attributed to revenues from dividends obtained from another corporation, where the receiving party is a "material shareholder" in a manner whereby such expenses will not be eligible to be deducted from other revenues in the corporation, along with a recommendation that those bodies responsible for the allocation of public rights and assets will be obligated - under certain circumstances - to take into consideration such matters as competition and centralization of control over crucial infrastructures.

To the best of the Company's knowledge, the Committee intends, subsequent to hearing the reactions of various market players, to publish the final report of its recommendations during December 2011.

The adoption and implementation of the Committee recommendations, and especially those dealing with companies incorporated in a pyramid structure, to the extent that such recommendations are issued, may materially affect the company itself, given the limitations on the structure of its holdings,  the limitations imposed on the companies holding it, (inter alia, their ability to acquire or realize holdings in publicly-traded companies and on the value of their holdings in such companies), the limitations imposed on the profitability of distributing dividends from investee companies, including such aspects as taxation aspects, on the economic sectors in which it will operate and so on.

3.	Update to Chapter B, Section 7 "The General Environment and Impact of External Factors on the Company"

Pursuant to the eruption of social protests on background of housing prices and the cost of living, and pursuant to the appointment of the Committee for Social Economic Change, headed by Prof. Manuel Trachtenberg, we note that the said committee has submitted its recommendations to the government in September 2011. These include, inter alia: Discontinuing the lowering of the corporate tax rate that was determined in the past, raising the corporate tax rate to a level of 25% starting in 2012 and a recommendation to examine its possible increase to 26% in 2013; an increase in capital gains tax (including taxes on interest and dividends) starting in 2012; cancellation and lowering of customs tariffs; and reinforcing  the regulatory instruments that lie at the disposal of the governing authorities in terms of overseeing and supervising monopolies and other powerful players in certain economic sectors.

In October 2011, the government adopted the principal recommendations outlined in the Committee report, decided to work toward their implementation and also approved some of the recommendations concerning taxation, including the raising of the corporate tax rate to 25%, as well as the raising of the capital gains tax starting in 2012. A memorandum of law implementing the principle recommendation concerning taxation, mentioned above, was published in November.

True to the date of the report, there exists no certainty as to which of the Committee's recommendations will be implemented, in what manner and under what schedules and it is consequently not possible to estimate the degree of influence of the aforesaid on the business operations of the Group. Nevertheless, the implementation of the recommendations, if and when this occurs, may materially affect the Company.

4.	Update to Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

On March 15, 2011, the company entered into an engagement with Clal P.V. Ltd., a company indirectly held and controlled by the controlling shareholder of the Company, for the rental of rooftop areas located at the company's Hadera plant, for the purpose of establishing facilities for the generation of electricity using photovoltaic technology. On April 21, 2011, the general meeting of company shareholders approved the said engagement.

5.	Update to Chapter D, Section 17: "Environmental Protection"

Pursuant to the immediate report of the company dated April 12, , and dated April 20, 2011, the company announced on July 12, 2011 (, that it had received a permit for discharging wastewater to the Hadera stream. The permit is valid until July 31, 2012, and pursuant to the directives set forth in the permit, including such matters as reporting duties and discharge conditions. In addition, the company was required to provide a document of alternatives regarding the discharging of wastewater into the stream.

6.	Update to Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

Pursuant to the immediate ports of the Company dated May 16, 2010 dated June 2, 2010 dated June 13, 2010 dated July 11, 2010 and dated July 27, 2010 the Company announced on March 27, 2011, that the Company's engagement with Gev-Yam Land Corporation Ltd. and with Amot Investments Ltd. regarding an agreement for the sale of an asset on Totzeret Ha'Aretz Street in Tel Aviv, has been finalized. Pursuant to the finalization of the transaction, the Company has recognized net capital gain of NIS 28 million.

7.	Update to Chapter D, Section 13: "Human Resources"

On March 21, 2011, the general meeting of the shareholders of the Company approved the appointment of Ms. Aliza Rotbard as an external director at the company and has approved a letter of indemnity for Ms. Aliza Rotbard, according to the arrangement existing at the company, as may be ratified from time to time for the company's executives.

8.	Update to Chapter D, Section 13: "Human Resources"

On July 7, 2011, the general meeting of the shareholders of the Company approved the extension of the appointment of Ms. Atalia Arad, as an external director of the company, for an additional period of three years, commencing July 10, 2011 and terminating July 9, 2014.

9.	Update to Chapter D, Section 13: "Human Resources"

On November 1, 2011, the Company announced the appointment of Mr. Doron Zilcer as CEO of the subsidiary Carmel Container Systems Ltd., replacing the retiring CEO, Mr. Doron Kempler.

On November 13, 2011, the Company announced the retirement of Ms. Noga Alon, from her position as Director of Organizational Development at the Group.

10.	Update to Chapter D, Section 13: "Human Resources"

On November 10, 2011, the Company announced that pursuant to the efficiency and cost-cutting measures implemented by the Company (as stated in the Company's press release dated May 16, 2011), and as part thereof, the Company signed an agreement on November 10, 2011, with the union of company employees and with the New General Histadrut Union in the Hadera region, within whose framework it was agreed, inter alia, to update the employment agreements of the Company employees who work under collective agreements, along with an early retirement of 70 employees (hereinafter: “The Agreement”).

Subsequent to the assimilation of all of the items detailed in the agreement, the Company estimates that the assimilation should generate annual savings of approximately NIS 17 million in labor expenses for the Company, starting in 2012.

Furthermore, the Company estimates that the cost of the assimilation of the said agreements, and especially the cost of the early-retirement agreement, is expected to amount to the sum of approximately NIS 42 million, on aggregate bases. The Company is expected to make a non-recurring provision amounting to approximately NIS 36 million that will be expressed in the financial statements of the Company for the fourth quarter of 2011.

The Company's estimations regarding the financial data (including data relating to the provision in the financial statements) constitutes forward-looking information as defined in the Securities Law, based on the Company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in an essentially different manner, then expected. The major factors that may influence the above-mentioned materialization are, inter alia, changes in wages costs in the market and change in the number of retiring employees.

11.	Update to Chapter D, Section 15: "Finance"

Pursuant to the shelf prospectus published by the Company on May 27, 2011 and its amendment dated June 19, 2011, the Company completed on July 4, 2011 an issue of debentures (extension of bond series 5) at a volume of approximately NIS 218 million. Net of issuing expenses, the Company received net proceeds of approximately NIS 216.3 million. For additional details, see Note 8a to the financial statements of the company dated June 30, 2011. The said bonds were rated by Maalot Standard & Poor’s (hereinafter: "Maalot"), while receiving a rating of ilA+. or the rating report, see the company's immediate report dated July 3, 2011.

On October 5, 2011 and on November 6, 2011, Maalot ratified the rating of the Company as "ilA+/Stable". For the Maalot announcement, see the immediate reports of the company dated October 5, 2011 and dated November 6, 2011.

12.	Update to Chapter D, Section 19: "Legal Proceedings"

On May 2, 2011, the company announced that Hogla Kimberly Ltd. ("Hogla"), an associated company in which 49.9% are held, had announced to the company that on May 2, 2011, a lawsuit was filed against it, along with a request for the said lawsuit to be recognized as a class action. The plaintiff alleges that Huggies diapers, manufactured by Hogla, that she had purchased, failed to absorb properly due to a malfunction that occurred on the diaper production line. The plaintiff estimates the volume of the lawsuit - in the event that it is approved as a representative class action - at approximately NIS 1.2 billion. At this preliminary stage, is not yet possible to estimate the chances of the request and its impact, although the legal consultants of the company estimate that the chances of rejection of the request to be recognized as a class action are higher than the chances of approval.

13.	Update to Chapter D, Section 19: "Material Agreements"

Pursuant to the information provided by the company in the periodical report for the year 2010, regarding negotiations being conducted by the company concerning an agreement for the purchase of natural gas, the company announced that an agreement was signed on May 15, 2011, between the company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the agreement, the term of the agreement signed between the parties on July 29, 2005, for the purchase of natural gas ("The Original Agreement") (regarding which the company issued an immediate report on July 31, 2005), will be extended by an additional two years, until June 30, 2013.

The formula for the price of gas set in the agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the original agreement, the price of gas in the agreement is significantly higher than the maximum price that was set in the original agreement. This fact could potentially have an impact on the cost of gas for the company, as compared with the cost according to the original agreement, by an additional sum of approximately $19.4 million per annum (according to the calculation of the formula at the date of signing the agreement, in terms of gross cost, prior to tax shield). The company is accordingly preparing efficiency and cost-cutting measures. The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the original agreement would remain in force, with the necessary changes.

The overall financial volume of the agreement is currently estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

In parallel, as stated in previous reports of the company, the company is continuing to evaluate a project for building a new power station at the Hadera site. On August 7, 2011, the Board of Directors of the company was presented with several alternatives regarding the size of the proposed power station. The Board of Directors formed an opinion regarding the alternative that seems to be the most profitable one economically, according to the needs of the company. It was decided that the company would continue to evaluate the project, within whose framework the power station will provide steam and electricity that will serve the manufacturing systems of the company at Hadera, while the surplus electricity will be sold to Israel Electric Company and/or to private customers.

14.	Update to Chapter D, Section 24: " Investments in Associated Companies"

On November 2, 2011, the Company announced that pursuant to the company report dated February 18, 2010, regarding a report from the Turkish tax authorities that was received by KCTR, Hogla Kimberly's Turkish subsidiary, and pursuant to the appeals submitted by KCTR regarding the said tax claim, and pursuant to the company reports dated August 1, 2011 and dated August 17, 2011, regarding the resolutions of the court in Turkey regarding some of these appeals (hereinafter: "The Previous Resolutions"), the Company was informed, on November 2, 2011, of the decision of the lower court in Turkey concerning several additional appeals filed by KCTR in objection of the said tax claim, pursuant to which KCTR is required to pay the tax authorities an additional sum of approximately YTL 5.4 million (approx. $2.9 million), amounting to YTL 20.6 million (approx. $11.1 million) with interest and fines and prior to offsetting a VAT asset - all on account of the matters discussed in the appeals covered by the decision.

KCTR has informed the Company that it has appealed to a higher court and has filed a request for a stay of execution also in respect of this current resolution of the court, as was done regarding previous decisions, on the basis of the professional opinion of the KCTR legal consultants.

The total sums that KCTR is required to pay according to all of the decisions of the court in Turkey handed down thus far, amount to YTL 14.5 million (approximately USD 8.1 million), and sum up to a total amount of approximately YTL 58.2 million, including interest and fines and prior to offsetting a VAT asset (approximately USD 31.4 million). These decisions relate to appeals representing approximately 43.9% of the overall principal sum of the tax claim. In its financial statements as at September 30, 2011, the company included a provision on account of its share in the sum determined above, amounting to approximately NIS 58.8 million.

It should be noted that the lower court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 18.5 million (approximately USD 10.0 million) and sums up to approximately YTL 82.9 million, including interest and fines (approximately USD 44.6 million) (without offsetting a VAT refund).

-Translation from Hebrew-

November 15, 2011
MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. ("The Company" or "Hadera Paper") is hereby honored to present the Management Discussion as at September 30, 2011, reviewing the principal changes in the operations of the company for the months January through September 2011 ("The Period of the Report" or "The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of the full Periodic Report of the company as at December 31, 2010 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relate to the share of the shareholders of the company in the results, unless stated otherwise.

A.	Description of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste, manufacture and marketing of fine paper and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the New York Stock Exchange (NYSE).

2.	General

Principal Current Operations

2.1.	Business Environment

Since the beginning of 2011, the level of uncertainty in global financial markets has been increasing. At the beginning of the year, the global economy was affected by the significant damage to industrial manufacture in Japan (as a result of the natural disaster) coupled with the rise in oil and commodity prices. Markets responded with a decline in prices, against the background of the disappointing economic figures in the United States, that were expressed, inter alia, by weak private consumption, negligible growth in the number of jobs and by the lowering of the US credit rating. In parallel, internal European disagreements regarding the handling of the debts of the Southern-European nations, initially regarding Greece and then regarding  larger nations (Italy and Spain) resulted in a persistent slump in the capital markets during the past several months, in addition to expectations of a slowdown in global growth, including emerging markets in general and China in particular. A comprehensive plan that was announced in late October by European leaders for handling the debt crisis, includes a write-off of 50% of the Greek debt, increasing the relief fund to one trillion euro and an increase in the capital adequacy rate among European banks. Although these measures did have a positive impact on the markets, the implementation of the declared measures still needs to be proven.

Most of the growth in the Israeli economy was recorded during the first half of the year. The economy remains quite close to full employment, the level of consumer confidence is relatively high and is also supported by growth in investments (primarily residential construction), coupled with moderate growth in private consumption. Industrial exports decreased by 4.3% in the third quarter. In parallel, the stock markets in Israel fell sharply in the third quarter (and in 2011 in general), against the background of the global developments, the growth in geopolitical uncertainty, the deterioration of relations with Turkey and fears concerning an escalation due to the potential recognition of a Palestinian state by the United Nations. The social protests that created pressure on the food companies and retail marketing chains to lower prices and improve the level of competition in the economy, also contributed to a decrease in share prices.

Following the raising of the interest rate from 2% to 3.25% in the first half of 2011, the Bank of Israel once again lowered the prime lending rate to 3% in late September, due to fears of a global slowdown. The Bank of Israel even lowered the growth forecast for the State of Israel to 3.2% in 2012 (down from 3.9%) and presented a second forecast (pessimistic outlook) of more moderate growth of 2.7%, in the event that the global slowdown will be sharper.

In addition, during the reported period there has been a great awakening  of the social protest, due to high price levels, including the housing and food sectors which led to changes in the social agenda and creating a committee headed by Prof. Manuel Trachtenberg, that issued recommendations for various reforms in the economy, in the areas of housing, cost of living, social services and taxation. On October 30, the government approved the taxation chapter in the committee recommendations. This chapter will enter into effect starting January 1, 2012, if ratified by the Knesset by the end of 2011. We further note that the social protests, that erupted due to housing prices and the high cost of living, is expected to lead to government reforms that will influence the Israeli economy. For further details, see Section 3 to the Update to Chapter A of the Periodical Report, regarding the recommendations of the Committee for Social Economic Change.

The said social protest has a significant impact on the Company's and its subsidiaries and associated companies' ability to raise prices especially in the household products sector.

Pursuant to Section 2 to the Update to Chapter A of the Periodical Report, regarding the Committee for  Increase of Market Competitiveness ("The Committee"), in October 2011, the Committee published its draft recommendations, that include the following recommendations, inter alia: Imposing limitations on the control or holding of a material real corporation and its controlling shareholders over a material financial entity (as these terms are defined in the recommendations), imposing difficulties on the ability to control publicly traded companies possessing a pyramid form, meeting the definition of a "gap company" in the report of the committee, up to the potential loss of control, in parallel to reinforcing the strength of the public shareholders, imposing an obligation on the controlling shareholder to propose a complete tender offer under certain conditions in the said companies, the recommendation to examine the need to expand the limitations on the exposure of an institutional entity to a single corporation and a group of corporations, a recommendation that financing expenses in a corporation would initially be attributed to revenues from dividends obtained from another corporation, where the receiving party is a "material shareholder" in a manner whereby such expenses will not be eligible to be deducted from other revenues in the corporation, along with a recommendation that those bodies responsible for the allocation of public rights and assets will be obligated - under certain circumstances - to take into consideration such matters as competition and centralization of control over crucial infrastructures.

To the best of the Company's knowledge, the Committee intends, subsequent to hearing the reactions of various market players, to publish the final report of its recommendations during December 2011.

The adoption and implementation of the Committee recommendations, and especially those dealing with companies incorporated in a pyramid structure, to the extent that such recommendations are issued, may materially affect the company itself, given the limitations on the structure of its holdings, the limitations imposed on the companies holding it, (inter alia, their ability to acquire or realize holdings in publicly-traded companies and on the value of its holdings in such companies), the limitations imposed on the profitability of distributing dividends from investee companies, including such aspects as taxation aspects, on the economic sectors in which it will operate and so on.

The company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. Following a slowdown in the global packaging paper market, in terms of virgin products in the third quarter, a decrease was recorded in the prices of recycled products.

The trend of decreasing recycled product prices in the global packaging paper market - that began in the third quarter - amounted to approximately 4% in relation to the second quarter. The company estimates that this trend will continue in the near future as well.

The above information pertaining to the geopolitical uncertainty, economic changes in the economy, the social protest and future trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as business opportunities that may be offered at the company, dependence upon external factors, development and changes in regulation, the implementation of the Trachtenberg Committee recommendations, changes in global raw material prices, changes in the prices of gas, fuel and energy and changes in the supply and demand of global paper products as well as changes in the geopolitical situation in the Middle East.

2.2.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place a special emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation, including an employee retirement agreement, as part of a collective agreement, See collective labor agreement, below.

Sector Operations

In the packaging paper and recycling sector, Machine 8 (the new packaging paper manufacturing array)operated at full capacity during the reported period, as compared with its operation in full capacity  in the corresponding period last year, starting in June 2010. This manufacturing array has led to the doubling of operations in the sector. The operation of the new manufacturing array and the growth in the volume of operations have also led to an increase in the sales of new paper types that were developed, such as recycled paper replacing paper based on virgin pulp. Selling prices in the packaging paper sector experienced an upward trend during the first half of the year in Israel, in line with the rise in product prices and paper waste prices globally. In the third quarter of the year however, this trend reversed itself - both globally and locally - as prices started to decline moderately. At the present time, this trend of decreasing prices continued in the fourth quarter of the year, although prices remain high in relation to the prices in 2010. The quantitative growth and the rise in selling prices during the reported period have resulted in a significant improvement in the operating results of the sector, as compared with the corresponding period last year.

Amnir collects paper and cardboard waste, that constitutes the main raw material for the manufacture of packaging paper, from various sources throughout Israel. On March 1, 2011 the Packaging Law entered into effect, and certain provisions regarding the start of collection by the recognized body entered into effect on July 1, 2011. Given the directives of the Packaging Law, the Company cannot at this point assess the impact of the law on its activities, and this depends, among other things, on arrangements to be set by virtue of the law regarding separation at source, and in the matter of collection and removal of waste, and on the method by which the recognized body, established by power of the law, operates. The company is examining the situation and is working toward adapting its paper collection operations. For additional details regarding the packaging law, see the detailed explanation in the periodical report dated December 31, 2010, in Section 24.1.24.5.

It should be noted that to this date, there has been a trend of declining prices in cardboard newspaper waste in the world by approximately 30%, which may partially impact the cost of cardboard newspaper waste procurement.

The impact of the packaging law and the price trend of the paper cardboard newspaper waste on the company constitute forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as arrangements that will be determined by virtue of the law, changes in global raw material prices and changes in the supply and demand of global paper products.

Competition in the Hadera Paper Printing segment escalated during the reported period, as a result of rising imports at low prices. Consequently, the trend of declining selling prices grew stronger, along with the eroded profitability of products in the sector, which began in the fourth quarter of 2010. This trend has actually grown worse as a result of the continuing revaluation of the  shekel vis-à-vis the US dollar. The prices of pulp (the principal raw material in this sector) continued to soar during the reported period in relation to the corresponding period last year. In order to contend with this business environment, the Hadera Paper Printing sector continued to expand its export operations, including penetration into newer markets in the United States, along with widespread efficiency measures. These measures have contributed to reducing the erosion in the profitability of the sector. Furthermore, during the reported period, the sector began to fully operate from the new logistics center in Modi'in, while improving the level of customer service as compared with the period prior to the relocation. This relocation serves to improve the logistic capabilities of the company and is expected to support the continuing growth and expansion of the company.

In the Hogla Kimberly sector (associated company), a decrease was recorded in the level of profitability, along with a transition to a net loss, primarily due to the tax  event as detailed in section 1.7 below in relation to the corresponding period last year. In addition, this decrease is primarily attributed to the erosion of prices as a result of escalating competition in some of the segments of operation and in the diaper segment in particular, due to parallel imports and the consumers' pressure  resulting from the social protest as detailed above. Moreover, the profit was eroded as a result of non-recurring costs associated with compensating consumers for complaints concerning a new brand of diapers. In parallel, raw material prices increased. Given the challenging environment wherein the sector operates, the company continued to promote sales campaigns in order to preserve customers and market share. Decisions were handed down by the court in Turkey on July 28, 2011, August 4, 2011 and on November 2, 2011, adversely affecting the company, regarding some of the appeals filed by KCTR (the Turkish subsidiary of the investee company) regarding the demand by the Turkish tax authorities for additional tax payments. Pursuant to the said decisions of the Lower Court for Taxation Matters, as mentioned above, the company created an accounting provision during the reported period that negatively affected the net income of the segment. The company is filing an appeal to the Supreme Court of Taxation regarding the said issues. For further details, see Section 1.7 and Section E (Associated Companies), below.

Collective Labor Agreement

On November 10, 2011, the Board of Directors of the company, pursuant to the efficiency and cost-cutting measures initiated by the company and as part thereof, approved the agreement signed by the company on November 10, 2011, with the union of company employees and with the New General Histadrut Labor Union in the Hadera region, in which it was agreed, inter alia, to update the employment agreements of the company employees who are employed under collective agreements, along with the early retirement arrangement of approximately 70 company employees (hereinafter: “The Agreement”).

Subsequent to the assimilation of all of the items detailed in the agreement, the company estimates that the assimilation should generate annual savings of approximately NIS 17 million in labor expenses for the company, starting in 2012.

Furthermore, the company estimates that following the assimilation of the said agreements, and especially the early-retirement agreement, the company is expected to make a non-recurring provision amounting to approximately NIS 35.1 million, that will be expressed, for the most part, in the annual financial statements of the company for the fourth quarter of 2011.

The company estimates outlined above are based on various assumptions on the basis of information available to the company at this date and that may potentially change in the future.

The company estimates that this agreement will lead the company and its employees - who constitute a major resource of the company - towards greater savings and cost-cutting in labor expenses, which constitute a principal component out of the total operating costs of the company.

Raw Materials

On May 15, 2011, the company signed an extension of the agreement for the purchase of natural gas with the partners in the Yam Tethys Project. The overall financial volume of the agreement is estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). For further details, see Note .4m to the financial statements dated September 30, 2011. The new gas agreement will enter into effect on July 1, 2011, for a period of two years. Following the new gas contract, an increase of 190% was recorded in the average price of gas, starting with the first day of the agreement. During the reported period water and electricity prices rose by an average rate of 21% and 4.4%, respectively, as compared with the corresponding period last year. In addition, a sharp rise was recorded in the price of paper waste, by an average rate of approximately 35%, in relation to last year. These price increases were offset by a revaluation of the NIS vis-à-vis the US dollar, during the reported period compared to last year, by a rate of approximately 6.4%. This revaluation brought about savings in the inputs and imported products denominated in this currency.

In parallel, the company is continuing to evaluate a project for building a new power station at the Hadera site. On August 7, 2011, several alternatives regarding the size of the said power station were presented to the Board of Directors of the company. The Board of Directors formed an opinion regarding the alternative that seems to be the most profitable one economically, according to the needs of the company. It was decided that the company would continue to evaluate the project, within whose framework the power station will provide steam and electricity that will serve the manufacturing systems of the company at Hadera, while the surplus electricity will be sold to Israel Electric Company and/or to private customers.

Impact of Developments in Financial Markets

The developments in global markets, and especially in the euro bloc and in the United States, and the local development described above, that also include volatility in stock prices and in exchange rates in Israel and worldwide, have and may continue to affect the business results of the Company and its investees, their liquidity, shareholders' equity, the value of assets and the ability to realize these assets, the state of their business (including the demand for the products of the Company's investees), their financial benchmarks and covenants, credit ratings, ability to distribute dividends and even their actual ability to raise financing for operating activities and long-term activities the allocation of their resources as well as the availability and financing terms of financial institutions and banks.

The above information - pertaining to the impact of global trends in the paper industry, selling prices and input prices - on the company constitutes forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global credit and banking markets, changes in global raw material and energy prices and changes in the supply and demand of global paper products.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The exchange rate of the NIS in relation to the US dollar was devaluated by approximately 4.6% during the reported period, as compared with a revaluation of approximately 2.9% during the reported period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the reported period by a rate of approximately 6.4% in relation to the corresponding period last year).

The changes in exchange rates as mentioned above, affected the results of the various sectors, although the group's business portfolio, including the associated companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the reported period amounted to 2.2%, as compared with an inflation rate of 1.9% in the corresponding period last year.

B.	Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

The Company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel CD, as a separate segment. The Hadera Paper - Writing and Printing Paper segment ("Hadera Paper Printing") - formerly Mondi Hadera Paper was also recognized as an independent segment (starting December 31, 2010 - a consolidated subsidiary). The associated company Hogla Kimberly was also identified as an independent segment (for details, see Note 21 to the financial statements dated December 31, 2010). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

1.1.	Sales

Consolidated sales during the reported period amounted to NIS 1,541.7 million, as compared with NIS 784.6 million last year, representing an increase of 96.5%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper Printing, starting January 1, 2011, in the total sum of NIS 554.0 million, net of inter-company sales totaling NIS 526.3 million.

The sales of the packaging paper and recycling sector amounted to NIS 552.6 million during the reported period, or NIS 476.0 million net of inter-company sales, as compared with NIS 341.5 million, or NIS 299.3 million net of inter-company sales in the corresponding period last year, representing an increase of 59.0%.

The growth in the sales turnover of the packaging paper and recycling sector originates from quantitative growth in the sales of packaging paper and recycling as a result of the operation of Machine 8, as mentioned above. The growth in the output of Machine 8 provided an appropriate response for the growth in demand in the domestic market and for continued export sales to Europe. The growth in sales is also attributed to the rise in selling prices in relation to the corresponding period last year.

The sales of the packaging products and cardboard sector during the reported period amounted to NIS 412.4 million, or NIS 400.7 million net of inter-company sales, as compared with NIS 365.1 million, or NIS 359.1 million net of inter-company sales, in the corresponding period last year, representing an increase of approximately 11.6%, originating primarily as a result of the increase in selling prices in relation to the corresponding period last year, coupled with the growth in the volume of operations of the companies in this sector.

The sales of the office supplies marketing sector during the reported period, amounted to NIS 139.7 million, or NIS 138.8 million net of inter-company sales, as compared with NIS 127.2 million last year, or NIS 126.3 million net of inter-company sales, in the corresponding period last year, representing an increase of 9.9% that originated from the quantitative growth in sales, primarily due to increased marketing efforts that have expanded the volume of customers and activity in this sector, coupled with the securing of tenders in the institutional sector.

The consolidated sales in the third quarter of the year totaled NIS 519.5 million, as compared with NIS 295.4 million in the corresponding quarter last year, representing growth of approximately 75.9%, originating primarily as a result of the consolidation of the sales of Hadera Paper Printing, in the amount of NIS 184.7 million, coupled with growth in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with second quarter sales this year of NIS 504.6 million, representing growth of approximately 2.96%.

The sales of the packaging paper and recycling sector, net of inter-company sales, amounted to NIS 167.7 million in the third quarter this year, as compared with NIS 131.1 million in the corresponding quarter last year, both as a result of higher selling prices, as well as due to the quantitative increase in sales as a result of the continued growth in demand on the local market.

The sales of the packaging and cardboard products sector, net of inter-company sales, amounted to NIS 128.1 million in the third quarter of the year, as compared with NIS 120.9 million in the corresponding quarter last year. This growth is attributed primarily to the rise in selling prices as mentioned above.

Sales of the office supplies marketing sector amounted to NIS 48.5 million in the third quarter of the year, as compared with NIS 43.4 million in the corresponding quarter last year.

1.2.	Cost of Sales

The cost of sales amounted to NIS 1,361.3 million – or 88.3% of sales – during the reported period, as compared with NIS 661.0 million – or 84.2% of sales – in the corresponding period last year. The growth in the cost of sales originated primarily as a result of the consolidation of costs of Hadera Paper Printing, in the amount of NIS 524.9 million, starting January 1, 2011, coupled with the sharp rise in the prices of paper waste by a rate of 35%, as a result of the importing of paper waste, in order to meet the growth in demand. Moreover, an increase was recorded in the manufacturing expenses (primarily energy costs including gas and electricity) as well as in the use of raw materials, as a result of the operation of Machine 8.

The gross profit totaled NIS 180.4 million during the reported period, 11.7% of sales, as compared with NIS 123.6 million, 15.8% of sales, last year, representing growth of 46.0% in relation to the corresponding period last year.

The growth in gross profit in relation to the corresponding period last year is primarily attributed to the growth in sales following the initial recognition of revenues from the sales of Machine 8 throughout the entire reported period last year, as expressed only since June, coupled with a rise in selling prices as mentioned above, as well as the consolidation of the results of Hadera Paper Printing, starting January 1, 2011, that contributed approximately NIS 29.0 million to the gross profit. This growth was offset as a result of a sharp rise in the prices of raw materials and inputs.

Labor Wages

The labor wages within the cost of sales amounted to NIS 217.1 million during the reported period (14.1% of sales), as compared with NIS 153.8 million last year (19.6% of sales). The increase in labor expenses in relation to last year originates primarily from the growth in the number of employees as a result of the higher volume of operations, both in the office supplies segment and in the packaging paper and recycling segment, coupled with the consolidation of labor expenses of Hadera Paper Printing, in the amount of approximately NIS 37.2 million, starting January 1, 2011.

The labor wages within the Selling, General and Administrative expenses amounted to NIS 94.4 million during the reported period (approximately 6.1% of sales), as compared with a sum of NIS 71.1 million last year (approximately 9.1% of sales).

The increase in the cost of labor in relation to the corresponding period last year, originated primarily as a result of the consolidation of the labor expenses of Hadera Paper Printing, in the sum of approximately NIS 18.8 million, starting January 1, 2011.

The sharp drop in the proportion of labor expenses as a percentage of sales is attributed to the significant increase in the volume of operations and sales, primarily at the packaging paper and recycling sector.

1.3.	Selling, General and Administrative and Other Expenses

The selling, general and administrative (including wages) and other expenses and other expenses amounted to NIS 134.6 million in the reported period – or 8.7% of sales – as compared with NIS 90.8 million – or 11.6% of sales – in the corresponding period last year. Net of nonrecurring revenues during the reported period, as a result of the sale of real estate in the amount of approximately NIS 35.8 million and the valuation of a put option in the amount of NIS 2.4 million and net of a provision for impairment at the Carmel cash-generating unit, in the amount of approximately NIS 8.8 million, the selling, general and administrative expenses amounted to NIS 164.0 million, representing approximately 10.6% of sales, as compared with expenses during the corresponding period last year, net of nonrecurring revenues from the sale of real estate in the amount of NIS 18.6 million and a bonus to the retiring general manager, amounting to NIS 104.4 million. The increase in the selling, general and administrative expenses, totaling NIS 59.6 million, in relation to the corresponding period last year, originates primarily from the consolidation of the expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of approximately NIS 42.2 million, coupled with an increase in the selling and transportation expenses as a result of the growth in the volumes of operation on the local market in various sectors as well as opposite export markets of the packaging paper and recycling sector, along with double storage expenses of the office supplies marketing sector, due to preparations for the relocation to the logistics center in Modi'in.

1.4.	Operating Profit

The operating profit totaled NIS 45.8 million during the reported period (3.0% of sales), as compared with NIS 32.7 million (4.2% of sales) in the corresponding period last year. Net of non-recurring revenues and expenditures during the reported period and the corresponding period last year, as mentioned in Section 1.3 above, the operating profit decreased from NIS 19.1 million to NIS 16.4 million. The decrease in the operating profit from current operations during the reported period, as compared with the corresponding period last year, originates primarily from the consolidation of the results of the Hadera Paper Printing segment since January 1, 2011, following an operating loss of NIS 13.1 million in this segment. This decrease was offset as a result of a rise in the gross profit of the various segments, in view of the increase in sales.

The operating profit of the packaging paper and recycling segment amounted to NIS 60.4 million in the reported period, as compared with an operating profit of NIS 26.8 million in the corresponding period last year. The results in the reported period included non-recurring revenues and expenses of NIS 29.4 million, as compared with non-recurring revenues of NIS 18.6 million in the corresponding period last year, as mentioned above. The growth in operating profit from current operations is attributed to the continuing increase in the sales of this segment as a result of the operation of Machine 8, on the one hand, coupled with the improved operational efficiency on the other hand, in relation to the corresponding period last year, when the machine was undergoing its running-in process and its expenditures were capitalized to the machine until June.

The operating profit of the packaging and board products segment amounted to NIS 2.0 million in the reported period, as compared with an operating profit of NIS 3.9 million in the corresponding period last year. The decrease in the operating profit of the segment originates primarily from the rise in raw material prices, that was by the growth in sales, coupled with the decrease in general and administrative expenses in relation to the corresponding period last year.

The operating loss of the office supplies marketing segment amounted to NIS 2.5 million in the reported period, as compared with an operating profit of NIS 2.4 million in the corresponding period last year. Part of this loss consists of non-recurring expenditures related to double rental fees and storage expenses, associated with the relocation of the company to the logistics center in Modi'in, see Section D(5), below.

The Company's operating loss amounted to NIS 9.5 million in the third quarter of the year, as compared with operating profit of NIS 20.2 million in the corresponding quarter last year. The transition to a loss in the third quarter originated primarily as a result of recording a provision for impairment on account of a cash-generating unit, as mentioned in Section 1.3 above, coupled with the consolidation of the operating loss of Hadera Paper Printing, in the amount of NIS 3.2 million, as a result of a sharp rise in raw material prices, coupled with specific inefficiency in the manufacture of fine paper.

The operating loss of the packaging paper and recycling sector in the third quarter of the year amounted to NIS 5.2 million, as compared with an operating profit of NIS 18.8 million in the corresponding quarter last year, as a result of the higher raw material costs and inputs - primarily paper waste, electricity and gas, that served to offset the rise in sales as well as from provision for impairment in the amount of approximately NIS 8.8 million as mentioned in section 1.3 above.

The operating loss of the packaging and board products sector amounted to NIS 1.7 million in the third quarter of the year, as compared with operating profit of NIS 1.0 million in the corresponding quarter last year.

The operating profit of the office supplies marketing sector amounted to NIS 0.2 million in the third quarter of the year, as compared with operating profit of NIS 0.3 million in the corresponding quarter last year.

1.5.	Financial expenses

The financial expenses during the reported period amounted to NIS 61.7 million, as compared with NIS 28.4 million in the corresponding period last year.

The growth in financial expenses originated as a result of the capitalization of some of the financing costs of Machine 8 during the corresponding period last year, along with the expansion of Bond Series 5 at the beginning of the third quarter, that served to increase the financial expenses by approximately NIS 3.1 million. Moreover, an increase of NIS 2.6 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the reported period (Known Index) by approximately 2.7%, as compared with a lower increase of 1.6% in the inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of NIS 9.1 million, following the entry of Hadera Paper Printing into the consolidated statements.

1.6.	Taxes on Income

Tax revenues of NIS 4.6 million were recorded during the reported period, as compared with tax revenues totaling NIS 2.5 million in the corresponding period last year. The growth in tax revenues during the reported period, as compared with the corresponding period last year, originates primarily from the recording of tax revenues on the difference between the expected tax rates on the realization of current losses and the expected tax rates for reversing the deferred tax liabilities, on account of the accelerated depreciation of Machine 8, that were offset as a result of recording tax expenses in the amount of NIS 7.7 million on account of the sale of real estate, as mentioned in Section 1.3, above.

1.7.	Company’s Share in Profits of Associated Companies

The company whose earnings are reported under this item (according to Hadera Paper’s holdings therein), is primarily Hogla Kimberly.

The company’s share in the losses of associated companies totaled NIS 29.1 million during the reported period, as compared with a share in profits of NIS 58.5 million in the corresponding period last year. The transition to a loss in the company's share in the earnings of associated companies, as compared with the corresponding period last year, originates primarily as a result of the Company's share in  a provision in the amount of NIS 58.8 million, created by Hogla Kimberly following the rulings by the court in Turkey regarding appeals filed by KCTR, concerning a demand for tax payments in Turkey. (For additional details, see Section E below - Associated Companies), coupled with the company's share in the earnings of Hadera Paper Printing (consolidated in the company's financial statements since January 1, 2011), that were included during the corresponding period last year in the amount of approximately NIS 10.4 million and that were not included in this period. (The Hadera Paper Printing results were consolidated within the consolidated financial statements of Hadera Paper in this period).

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

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The Company's share in the net profit of Hogla Kimberly in Israel (49.9%) during the reported period amounted to NIS 35.2 million, as compared with NIS 56.0 million in the corresponding period last year. The decrease in the sum of NIS 20.8 million, originated primarily from the decrease in operating profit that fell from NIS 147.3 million to NIS 93.1 million this year. The sharp decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, that grew even worse towards the end of the second quarter as a result of the parallel import of Huggies diapers, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers in the first quarter of the year, coupled with a rise in the prices of principal raw materials. These were offset by efficiency measures that were implemented across the company and the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 6.4%. These factors served to reduce the erosion in profit during the reported period. See also the social protest impact, section 2.1 above

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The Company's share in the losses of KCTR Turkey (49.9%) during the reported period amounted to NIS 65.9 million, as compared with NIS 5.5 million in the corresponding period last year, representing an increase of approximately NIS 60.4 million. The greater loss, originated primarily - as mentioned above - as a result of a NIS 58.8 million provision recorded by the company following the decisions of the Court in Turkey concerning appeals filed by KCTR pertaining to a demand for tax payment in Turkey. For additional details, see Section E below - Associated Companies, as well as Note 4k to the financial statements dated September 30, 2011, coupled with an increase in the operating loss, from NIS 10.5 million in the corresponding period last year, to NIS 12.5 million during the reported period.

KCTR has informed the Company that it has appealed the court decisions in Turkey, based on the expert opinion of its legal consultants. However, according to the accounting policy of the Company, the actual handing down of the court ruling, even if this can be appealed with high chances of success, creates a presumption whereby it is "more likely than not" that certain sums will be paid on account of these tax requirements. The company has consequently created a provision during the reported period on account of its share in these sums.

1.8.	The Net Profit and the Earnings Per Share Attributed to the Company's Shareholders

The net loss attributed to the Company's shareholders amounted to NIS 35.7 million in the reported period, as compared with net profit attributed to the Company's shareholders of NIS 65.4 million in the corresponding period last year. The net profit, net of non-recurring revenues and expenditures during the reported period, amounted to NIS 6.3 million, as compared with NIS 55.8 million in the corresponding period last year, representing a decrease of 88.8%.

The lower net profit attributed to the Company shareholders during the reported period, was primarily affected by a non-recurring provision of NIS 58.8 million, recorded by the Company following the decisions of the Court in Turkey concerning appeals filed by KCTR pertaining to a demand for tax payment in Turkey. For additional details, see Section 1.7 below, as well as Section E - Associated Companies, as well as Note 4.k to the financial statements dated September 30, 2011, coupled with the recording of a provision for impairment on account of the Carmel cash-generating unit in the amount of NIS 7.0 million (net of taxes), that was offset from non-recurring revenues from the sale of real estate on Totzeret Ha'Aretz Street in Tel Aviv, the valuation of a Put option, as well as the improved operating profitability of the packaging paper and recycling segment. Moreover, the net profit was adversely affected by the rise in financial expenses during the reported period, in relation to the corresponding period last year, following the operation of Machine 8.

Basic loss per share amounted to NIS -7.02 per share ($-1.89 per share) in the reported period, as compared with basic earnings per share of NIS 12.88 per share ($3.51 per share) in the corresponding period last year.

Diluted loss per share amounted to NIS -7.02 per share ($-1.89 per share) in the reported period, as compared with diluted earnings per share of NIS 12.77 per share ($3.49 per share) in the corresponding period last year.

Basic loss per share amounted to NIS -8.56 per share ($-2.31 per share) in the third quarter of the year, as compared with earnings of NIS 4.53 per share ($1.24 per share) in the corresponding quarter last year.

Diluted loss per share amounted to NIS -8.56 per share ($-2.31 per share) in the third quarter of the year, as compared with earnings of NIS 4.50 per share ($1.23 per share) in the corresponding quarter last year.

2.	Analysis of the Company’s Financial Situation

•
The cash and cash equivalents item rose from NIS 161.8 million on September 30, 2010, to NIS 161.9 million on September 30, 2011. The cash and cash equivalents balance originates primarily from funds that were raised at the beginning of the third quarter as an expansion of bond series 5, for the repayment of bank loans and bond series that were raised in order to finance Machine 8, as well as to acquire control over Hadera Paper Printing. The cash balance includes the cash consolidated during the reported period from Hadera Paper Printing, in the sum of NIS 7.8 million.

•	The designated deposits in the sum of NIS 9.0 million on September 30, 2010, were utilized entirely in the course of 2010 for payments on account of the construction of Machine 8.

•
The increase in the accounts receivable item is primarily attributed to the consolidation of the accounts receivable balances of the Hadera Paper Printing segment, that amounted to approximately NIS 215.6 million as at September 30, 2011. In the packaging paper and recycling sector, an increase was recorded from NIS 108.3 million on September 30, 2010, to NIS 154.4 million on September 30, 2011. This increase is attributed both to quantitative growth in activity while recording a change in the distribution of sales in the form of an expansion in the local market at the expense of export markets, that led to an increase in the days of credit, coupled with an increase in selling prices between the two periods. In the packaging and cardboard products sector, an increase was recorded in the accounts receivable item, from NIS 186.2 million on September 30, 2010, to NIS 194.0 million on September 30, 2011, as a result of growth in the sales of the sector in light of the increase in the selling prices. Accounts receivable for the office supplies marketing sector rose from NIS 63.4 million as at September 30, 2010, to NIS 66.3 million, as at September 30, 2011, as a result of the continuing growth in the volume of operations.

•
Other receivables relating to the packaging paper and recycling segment decreased from NIS 114.6 million as at September 30, 2010, to NIS 65.8 million as at September 30, 2011. This decrease is primarily attributed to the lower credit/debit balances of group companies, as a result of the consolidation of the Hadera Paper Printing segment on December 31, 2010. An additional factor was the other receivables balance that was consolidated on September 30, 2011 and amounted to NIS 1.6 million. Additionally, the decrease was also attributed to revenues to collect that were recorded last year on account of the sale of real estate in Bnei-Brak. Other receivables relating to the packaging products and board sector increased from NIS 4.4 million as at September 30, 2010, to NIS 4.5 million as at September 30, 2011. Other receivables relating to the marketing of office supplies segment decreased from NIS 5.2 million as at September 30, 2010 to NIS 4.1 million as at September 30, 2011.

•
The increase in the inventories item originates from the consolidation of the Hadera Paper Printing inventories in the amount of approximately NIS 138.5 million, as at September 30, 2011. In the packaging paper and recycling sector a decrease was recorded from NIS 80.8 million as at September 30, 2010, to NIS 78.0 million as at September 30, 2011. This decrease is primarily attributed to the consumption of paper waste inventories in light of the full operation of the new packaging paper machine in June last year, that was offset as a result of the growth in packaging paper inventories in order to meet the growth in the volume of operations. Inventories of the packaging products and board sector increased from NIS 85.9 million as at September 30, 2010, to NIS 92.9 million as at September 30, 2011. The increase is primarily attributable to an increase in raw material prices, coupled with forecasts in the sector regarding higher demand in the fourth quarter from agriculture, as compared with the corresponding period last year. Inventories in the office supplies marketing segment increased from NIS 25.7 million as at September 30, 2010, to NIS 36.5 million as at September 30, 2011, primarily on account of the continued growth in operations, coupled with the need to manage inventories in two warehouses, in light of the relocation of the company to the logistic center in Modi'in.

•
The investment in associated companies decreased from NIS 349.3 million on September 30, 2010, to a sum of NIS 167.1 million on September 30, 2011. The principal components of the decrease in investment between the reported periods, include the consolidation of Hadera Paper Printing for the first time on December 31, 2010, which led to a decrease in investments of NIS 117.6 million, coupled with the company share in the dividend distributed in the amount of NIS 29.9 million from associated companies, as well as the company share in the losses of associated companies in the sum of NIS 29.1 million, that is primarily attributed to a provision for taxes in Turkey, as mentioned in Section 1.7, above.

•
Short-term credit increased from NIS 73.8 million on September 30, 2010, to NIS 195.8 million on September 30, 2011. The growth in this item originates primarily as a result of the consolidation of the credit balances of Hadera Paper Printing, in the amount of NIS 136.4 million as at September 30, 2011, that were offset as a result of the repayment of credit.

•
The decrease in the other payables item was recorded despite the consolidation of the Hadera Paper Printing balances, in the amount of NIS 5.6 million, as at September 30, 2011. The packaging paper and recycling sector recorded a decrease from NIS 98.1 million as at September 30, 2010, to NIS 87.0 million as at September 30, 2011. The decrease is primarily attributed to a decrease in expenses payable and employee institutions, coupled with a decrease in the recording of advanced revenues from the sale of real estate and expenses payable between the reported periods. Other accounts payable of the packaging products and board sector increased from NIS 12.1 million as at September 30, 2010, to NIS 12.7 million as at September 30, 2011. The other payables item at the office supplies marketing segment decreased from NIS 5.0 million on September 30, 2010, to NIS 3.9 million on September 30, 2011. This decrease is primarily attributed to the decrease in expenses to pay.

•
The company’s shareholders' equity decreased from NIS 931.9 million as at September 30, 2010, to NIS 903.3 million as at September 30, 2011. This change is primarily attributed to an increase in a capital reserve from translation differences, in the amount of approximately NIS 24.5 million, between the reported periods.

3.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 59.2 million during the reported period, as compared with NIS 175.4 million in the corresponding period last year. The investments in the reported period included primarily payments on account of investments in environmental compliance (sewage treatment) along with current investments in the renovation of equipment, means of transport and building maintenance at the Hadera site.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 1,020.4 million as at September 30, 2011, as compared with NIS 1,011.2 million as at September 30, 2010 and as compared with NIS 989.6 million as at December 31, 2010. The long-term liabilities grew in relation to last year primarily as a result of the expansion of Series 5 during the reported period, by a sum of approximately NIS 218 million, coupled with the consolidation of the long-term loans of Hadera Paper Printing in the amount of NIS 10.0 million, that were offset by the repayment of bond series (Series 2, Series 3, and Series 4) and long-term loans, as well as the cash flows from operating activities.

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:

Series 2 – NIS 103.8 million, for repayment until 2013.
Series 3 – NIS 161.0 million, for repayment until 2018.
Series 4 – NIS 158.3 million, for repayment until 2015.
Series 5 – NIS 396.7 million, for repayment until 2017.
Long-term loans – NIS 200.7 million.

•
The balance of short-term credit, as at September 30, 2011, amounted to NIS 195.8 million, as compared with NIS 73.8 million as at September 30, 2010. Most of the growth originates from the consolidation of the Hadera Paper Printing balances in the amount of NIS 136.4 million, that were offset as a result of the repayment of credit.

•
The net debt as at September 30, 2011, net of the balance of deposits and cash, amounted to NIS 1,054.3 million. Net of the net debt originating from the consolidation of Hadera Paper Printing, in the amount of NIS 138.6 million, the net debt totals a sum of NIS 915.7 million, as compared with net debt of NIS 914.1 million as at September 30, 2010.

•
On July 4, 2011, the company expanded bond series 5 and raised a gross sum of NIS 218 million from institutional investors and from the public. Part of the proceeds will serve the company primarily for reinforcing its liquidity and for the recycling of the debt.

In July 2010, the Supervisor of the Capital Market, Insurance and Savings at the Ministry of Finance ("the Supervisor") published a circular which sets forth the Committee's recommendations for establishing parameters for institutional bodies' investments in non-government bonds. The circular, inter alia, includes provisions regarding the formulation of internal policies by institutional bodies prior to investing in bonds, the information required by such bodies to review and monitor investment in bonds, the mechanisms for cooperation between institutional bodies on certain matters relating to investment in bonds, the provisions that should be included in the bond documents as a condition for institutional bodies' investment therein and the requirement of institutional bodies to establish an investment policy (including with respect to rights to call in loans which would be included in the bonds), which addresses contractual criteria for the bonds and their various issuers. Most of the directives of the circular entered into force in October 2010.

The memorandum of the Supervisor and the manner by which the recommendations are adopted as they appear in the report of the Committee, may hold implications on the ability to raise capital from institutional entities by way of bonds, including the terms and the price of raising such capital. As at the date of the reports the Company is yet unable to identify these influences.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option, see Note 17a to the consolidated financial statements dated December 31, 2010.

Liabilities on account of the Put option to a shareholder at an associated company (investee until December 31, 2010), as at  September 30, 2011 and as at September 30, 2010 and as at December 31, 2010, is presented in the sum of NIS 29.1 million, NIS 13.7 million and NIS 31.5 million, respectively.

On account of the Put option, an associated company recorded other revenues of NIS 2.4 million during the reported period, as compared with other expenses of NIS 1.7 million in the corresponding period last year.

The principal factors responsible for the change originated as a result of an agreement signed by the company for the acquisition of 25.1% of the shares of the associated company ("Acquisition Agreement") determining the economic calculation of the value of the option and its blocking for three years (as at September 30, 2011, the option is blocked for two and a quarter years). Regarding additional agreements arising from the transaction agreement and their potential impact on the terms of the option, see Note 17 to the financial statements dated December 31, 2010.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 68.0 million during the reported period, as compared with NIS 126.8 million in the corresponding period last year. The decrease in cash flows from operating activities during the reported period, as compared with the corresponding period last year, originated primarily from the growth in working capital, that amounted to NIS 44.1 million during the reported period, as compared with growth of NIS 3.3 million in the corresponding period last year, coupled with a decrease in profit from current operations and a decrease in the company share in dividends from associated companies. The increase in working capital during the reported period originated primarily from the growth in accounts receivable balances as a result of the growth in the volume of operations. This growth was partially offset by the growth in accounts payable balances.

D.	Details of Operations in the Various Sectors

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 909.5 million in the reported period, as compared with approximately NIS 917.0 million in the corresponding period last year, representing a decrease of 0.8%.

The ability to relatively preserve the level of sales during the reported period, despite the erosion of prices in light of the continuing escalation of competition in the market - primarily in the baby and infant sector - originated primarily from the increase in quantitative sales in other sectors, that served to reduce the impact of competition on sales.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 93.1 million in the reported period, as compared with approximately NIS 147.3 million in the corresponding period last year, representing a decrease of approximately 36.9%.

The decrease in the operating profit in relation to the preceding year is attributed to the erosion of prices as a result of the escalating competition in the market, as mentioned above, that grew more fierce in the past several months, primarily in the diaper segment, coupled with the rise in the prices of the principal raw materials, that was partially offset by efficiency measures that were implemented by the company, the raising of prices in the household paper segment, as well as the decrease in the average US dollar exchange rate vis-à-vis the NIS, by a rate of approximately 6.4%, in relation to the corresponding period last year, that served to lower the raw material costs and some of the products. Moreover, the decrease in the operating profit during the reported period, in relation to the corresponding period last year, was also attributed to expenditures associated with compensation provided to consumers, on account of complaints regarding leaks in a new brand of diapers.

The operating profit in the third quarter of the year amounted to NIS 29.8 million, as compared with NIS 47.1 million in the corresponding quarter last year and as compared with NIS 34.1 million in the second quarter of the year, as a result of the escalating competition in the second and third quarters that led to an erosion of prices, as mentioned above. In addition it should be noted that the increase in social protest has an impact on the change in selling prices, see section 2.1 above.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 310.6 million (approximately $88.1 million) in the reported period, as compared with approximately NIS 375.4 million (approximately $99.2 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base in the reported period and to bring about the enhancement of the Huggies and Kotex brands.

The operating loss of KCTR in the reported period amounted to NIS 12.5 million, as compared with NIS 10.5 million in the corresponding period last year. KCTR enjoys positive cash flows from operating activities.

2.	Hadera Paper - Printing and Writing Paper (Formerly Mondi Hadera Paper)

The sales of Hadera Paper Printing amounted to 141.3 thousand tons in the reported period, as compared with 133.3 thousand tons in the corresponding period last year, representing an increase of 6.0%. Sales amounted to 46.8 thousand tons in the third quarter, as compared with 45.0 thousand tons in the third quarter last year and as compared with 49.3 thousand tons in the second quarter of 2011.

The sales turnover of fine paper amounted to NIS 554.0 million in the reported period, as compared with NIS 553.5 million in the corresponding period last year, representing an increase of 0.1%. The sales turnover of fine paper in the third quarter of 2011 amounted to NIS 184.7 million, as compared with NIS 196.0 million in the corresponding period last year, representing a decrease of 5.8%, and as compared with NIS 187.1 million in the second quarter of 2011, representing a decrease of 1.3%.

The preservation of the sales level during the reported period originated primarily from the quantitative increase in sales to export markets, an increase that amounted to approximately 17.6%. This growth was offset as a result of the decrease in average selling prices by a rate of approximately 5.7%, originating both from a lower level of prices and from the revaluation of the shekel vis-à-vis the US dollar. The revaluation of the shekel also led to escalating competition from low-priced imports and to a lowering of selling prices on the local market during the reported period.

Moreover, the prices of pulp (a principal raw material traded in US dollars), that decreased by 3.3% in the third quarter, in relation to the second quarter, served to reduce the rise in prices during the reporting period to 0.4% (in NIS terms), as compared with the corresponding period last year. The above adversely affected the business results of Hadera Paper Printing during the reported period, despite the strengthening of the NIS vis-à-vis the US dollar by 4.6% during the reported period.

The operating loss of Hadera Paper Printing amounted to NIS 13.1 million in the reported period, as compared with operating profit of NIS 30.4 million in the corresponding period last year, representing a decrease of 143.1%. In the third quarter of 2011, the company’s operating loss amounted to NIS 3.2 million, as compared with an operating profit of NIS 7.2 million in the corresponding quarter last year and as compared with an operating loss of NIS 6.9 million in the second quarter of 2011.

The transition to an operating loss in relation to the corresponding period last year, is attributed to the trend of prices described above, the global surplus in paper that led to the lowering of import prices to Israel, the lower efficiency of the manufacture of paper during the reported period that was caused by several factors related to the quality of raw materials and other technical malfunctions, as well as a result of non-recurring expenditures associated with the relocation to the new logistics center - with the aim of providing optimal customer service during the transition period and to shorten the learning curve. True to the date of publication of this report, a significant improvement was recorded in manufacturing efficiency. Moreover, the logistics center has started to service customers at a level that exceeds the level of service provided prior to the relocation.

The following are principal data regarding a highly material valuation that is attached to the financial statements as at September 30, 2011: The net operating assets of Hadera Paper Printing in the company books, as at September 30, 2011, amounted to NIS 325 million. The valuation was performed by the valuator Vadim Portnoy, of Vadim Portnoy Business Consulting Ltd. (Vadim Portnoy possesses 13 years of professional experience as an employee of the Securities Authority and Swary Eichman Ltd. and since 2004 - as an independent consultant. Vadim Portnoy Business Consulting Ltd. specializes in valuations, transaction consulting, preparation of economic and financial expert opinions, mergers and acquisitions and additional diverse economic projects) who estimated the derived utilization value of Hadera Paper Printing at approximately NIS 369.0 million, as at this date. The valuator employed the DCF model in its valuation. The valuator used a discount rate of 9.5% and a permanent growth rate of 1.5%. The residual value as a percentage of the total value set in the valuation is equal to 66.4%.

The above information pertaining to the output capacity and improved profitability of Hadera Paper Printing constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in local and global raw material prices, selling prices and changes in the supply and demand of fine paper in Israel and more.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel Container Systems, including the sales of Frenkel CD, amounted to NIS 412.4 million during the reported period, as compared with NIS 365.1 million last year, representing an increase of 13.0%.

During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 323.3 million, as compared with NIS 283.4 million in the corresponding period last year, representing an increase of 14.1%.

The increase in the sales turnover is attributed to a slight quantitative growth, coupled with an increase in selling prices. Furthermore, growth was recorded in the sales turnover of the Triwall subsidiary.

The consolidated operating loss of Carmel Container Systems amounted to NIS 0.9 million in the reported period, as compared with an operating profit of NIS 1.2 million in the corresponding period last year. The decrease in the operating profit at Carmel is primarily attributed to the sharp rise in input prices, by a rate of 24%, an increase that was compensated for only partially by the said rise in selling prices.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 2.0 million in the reported period, as compared with an operating profit of NIS 3.9 million in the corresponding period last year.

The following are principal data regarding a highly material valuation that is attached to the financial statements as at September 30, 2011: The net operating assets of Carmel in the company books, as at September 30, 2011, amounted to NIS 237.8 million. The valuation was performed by the valuator Fahn Kanne Consulting Ltd. (Fahn Kanne Consulting Ltd. is a subsidiary of CPA firm Fahn Kanne & Associates, one of the six leading CPA firms in Israel. Fahn Kanne Consulting Ltd. specializes in valuations, due diligence examinations, transaction consulting, preparation of economic and financial expert opinions, mergers and acquisitions and other diverse economic projects, through its economic and financial consulting services department, that provides consulting services in a wide range of economic topics, to large private and public companies in the market, as well as to the government and institutional sector), that valuated the derived utilization value of Carmel at this date at the sum of NIS 229.1 million. Stemming from the fact that the value of Carmel is lower than its book value, the company has recorded a provision for impairment on account of the Carmel cash generating unit in the amount of NIS 8.8 million. This stems primarily from the fact that as part of the valuation, the valuator relied on the tax rates as determined in the government ratification, dated October 30, 2011, of the recommendations of the Taxation Chapter by the Trachtenberg Committee, where it was resolved to cease the lowering of income tax rates for individuals and for corporate taxes, as determined in the Law for Economic Encouragement of 2009. Starting with the tax year 2012, the corporate tax rate would be increased to 25%. Accordingly, the valuator utilized a tax rate of 25%. The valuator employed the DCF model in its valuation. The valuator used a discount rate of 9.5% and a permanent growth rate of 2.0%. The residual value as a percentage of the total value set in the valuation is equal to 69.2%.

The above information in the valuation pertaining to the output capacity and improved profitability of Carmel constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in local and global raw material prices and changes in the supply and demand of local and global cardboard packaging products.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 552.6 million in the reported period, as compared with NIS 341.5 million in the corresponding period last year, representing an increase of approximately 61.8%. (The sales in the corresponding period last year appear subsequent to the discounting of sales in the sum of approximately NIS 70 million, as part of the running in process of Machine 8. The running in of the machine was completed on May 31, 2010).

The quantitative sales of packaging paper amounted to 224.9 thousand tons during the reported period, as compared with 189.1 thousand tons in the corresponding period last year. Out of the said sales last year, approximately 49.8 thousand tons were discounted toward the running in of Machine 8, as mentioned above.

The sharp increase in the sales turnover originated for the most part from the quantitative increase in sales of packaging paper (including the influence of the discounting last year), coupled with an increase in selling prices between the reported periods. This increase was offset by the lower average dollar exchange rate between the two reported periods, by a rate of approximately 6.4%, that tends to affect a large part of the export sales.

The operating profit of the division amounted to NIS 29.3 million during the reported period, as compared with NIS 31.8 million in the corresponding period last year. Net of non-recurring profit from the sale of real estate in the sum of NIS 17.2 million, the operating profit from current operations amounted to NIS 14.6 million in the corresponding period last year, representing an increase of approximately 100.7%. The cost of operating Machine 8, up to May 31, 2010, were discounted as part of the running-in expenses during the corresponding period last year. In the third quarter of 2011, the operating profit amounted to NIS 6.3 million, as compared with an operating profit of NIS 21.1 million and net of the said non-recurring profit, the operating profit from current operations amounted to NIS 3.9 million in the corresponding quarter last year and as compared with operating profit of NIS 8.6 million in the second quarter of 2011.

The increase in the operating profit during the reported period, as compared with the corresponding period last year, originated primarily from the quantitative increase in sales, coupled with the improved selling prices as mentioned above. Moreover, the improvement in the operating efficiency of Machine 8, as evident in the improved efficiency of the various manufacturing indexes of the division, also contributed to the greater profit. This growth was offset as a result of the rise in the various input prices.

The decrease in operating profit in the third quarter of the year originated primarily from the rise in energy prices, due to the rise in natural gas prices at the beginning of the third quarter, coupled with the rise in electricity prices, that are seasonally higher.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 139.7 million, as compared with NIS 127.2 million in the corresponding period last year, representing an increase of 9.8%.

In the reported period, Graffiti recorded an operating loss of NIS 2.5 million, as compared with an operating profit of NIS 2.4 million in the corresponding period last year.

The decrease in the operating profit during the reported period is primarily attributed to the eroded profitability as a result of a significant rise in commodity prices, accompanied by a delay in adjusting customer selling prices, coupled with the sharp rise in transportation costs as a result of the rise in fuel prices between the reported periods. Moreover, labor expenses increased by a sum of approximately NIS 2.2 million during the reported period, due to the growth in the sales turnover that was accompanied by a parallel increase in variable expenses, along with a significant increase in personnel due to the company's preparations for the relocation to the logistics center in Modi'in. Furthermore, double expenses of NIS 2.9 million were recorded during the reported period on account of rental fees and maintenance expenses associated with the company's preparations for the relocation to the logistics center in Modi'in.

Graffiti intends to relocate to the Logistics Center in Modi'in in the course of the fourth quarter of 2011. Graffiti is currently testing the logistic systems and supporting information systems (WMS), that will serve as a platform for accelerating growth and profit, while improving customer service.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Gliksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to net long-term loans and CPI-linked balances, in the total sum of NIS 279.2 million.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credit insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts based on a risk analysis as at the date of the report, as well as on company procedures regarding provisions for doubtful debts in case of arrears.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at September 30, 2011:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Debentures - Series 2	502	252	(110,199)	(253)	(507)
Debentures - Series 3	2,200	1,106	(166,927)	(1,118)	(2,248)
Debentures - Series 4	1,380	693	(171,355)	(698)	(1,400)
Debentures - Series 5	6,160	3,096	(437,994)	(3,129)	(6,290)
Loan A - fixed interest	35	17	(10,642)	(17)	(35)
Loan B - fixed interest	939	472	(86,190)	(476)	(957)
Loan C - fixed interest	132	66	(22,328)	(66)	(133)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2011).

Regarding the terms of the debentures and other liabilities – See Note 10 to the annual financial statements dated December 31, 2010.

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
Debentures - Series 2	(2,204)	(1,102)	(110,199)	1,102	2,204
Debentures - Series 3	(3,339)	(1,669)	(166,927)	1,669	3,339
Other accounts receivable	23	12	1,162	(12)	(23)
Accounts Payable	(145)	(73)	(7,270)	73	145
Linked loans	(238)	(119)	(11,911)	119	238
See Note 19 d to the financial statements dated December 31, 2010.

Sensitivity to the Euro Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	391	195	3,907	(195)	(391)
Other accounts receivable	1,352	676	13,522	(676)	(1,352)
NIS-€options	62	25	-	-	-
Accounts Payable	(3,846)	(1,923)	(38,460)	1,923	3,846

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at September 30, 2011:

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	2,527	1,263	25,267	(1,263)	(2,527)
Other accounts receivable	4,655	2,328	46,555	(2,328)	(4,655)
Accounts Payable	(14,084)	(7,042)	(140,844)	7,042	14,084
NIS/US$ forward transaction	118	62	(7)	(49)	(105)
NIS- US$ option	140	85	29	-	-
Loans from others	(63)	(31)	(626)	31	63

Other accounts receivable reflect primarily short-term customer debts

Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(183)	(92)	(1,832)	92	183

Sensitivity to other currencies (GBP)
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-11	Profit (loss) from changes
	Rise of 10%	Rise of 5%		Decrease of 5%	Decrease of 10%
In NIS thousands
Other accounts receivable	51	25	507	(25)	(51)

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at Sept-30-11:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non- Monetary Items	Total
Assets
Cash and cash equivalents	132.7		25.3	3.9		161.9
Other accounts receivable	633.6	1.2	47.1	13.5	10.9	706.3
Inventories					345.9	345.9
Investments in associated companies	19.2				147.9	167.1
Deferred taxes on income					2.9	2.9
Fixed assets, net					1,328.3	1,328.3
Investment property (real estate)					26.3	26.3
Intangible Assets					24.6	24.6
Financial assets available for sale					2.7	2.7
Other assets					1.1	1.1
Assets on account of employee benefits	0.7					0.7
Total Assets	786.2	1.2	72.4	17.4	1,890.6	2,767.8

Liabilities
Short-term credit from banks	195.8					195.8
Accounts Payable	328.8	7.3	142.7	38.5	0.1	517.4
Current tax liabilities	13.7					13.7
Deferred taxes on income					42.5	42.5
Long-Term Loans	188.1	12.0	0.6			200.7
Notes (debentures) – including current maturities	558.5	261.1				819.6
Liabilities on account of employee benefits	45.7					45.7
Put option to holders of non-controlling interests	29.1					29.1
Shareholders’ equity, reserves and retained earnings					903.3	903.3
Total liabilities and equity	1,359.7	280.4	143.3	38.5	945.9	2,767.8
Surplus financial assets (liabilities) as at Sept-30-11	(573.5)	(279.2)	(70.9)	(21.1)	944.7	0.0
Surplus financial assets (liabilities) as at Dec-31-10	(624.4)	(296.1)	(45.4)	(48.2)	1,014.1	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to material tax related issues at KCTR, as detailed in Note 4k to the financial statements dated September 30, 2011. On July 28, 2011, August 4, 2011 and November 1, 2011, decisions were handed down by the court in Turkey as part of the cases under discussion (approximately 43.9% of the principal of the claim), pertaining to the appeals concerning the demand of the tax authorities. The decisions are to the detriment of the company. KCTR has informed the company that it has appealed the decisions of the court to a higher instance, based on the expert opinion of its legal consultants, who maintain that the chances of success in the appeal are higher than 50%. The accounting policy of the company holds that the mere decision of the court creates a situation where it is more likely than not that the company would be obligated to make payments on account of these tax requirements. Consequently, it has created a provision of NIS 58.8 million during the reported period on account of its share in the sums detailed in the said court decision.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	External Directors

The Company chose not to include in its bylaws the provision with regard to the percentage of external board members.

2.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

3.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

1.
On February 8, 2011, the Board of Directors of the company authorized the Audit Committee to also serve as a committee for the examination of the financial statements. It was resolved that it would be called the balance sheet and audit committee and would be charged - on behalf of the Board of Directors - to oversee the completeness of the financial statements and the work of the auditing CPAs and to make recommendations regarding the ratification of the financial statements and a discussion thereof prior to such ratification.

2.	The members of the committee are as follows:

Name	External / independent director	Possessing accounting and financial expertise / able to read financial statements	Skills, education and experience	Provided an affidavit
Atalia Arad	External Director	Capable of reading and understanding financial statements	Her education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓
Aliza Rotbard	External Director	Possesses accounting and financial qualifications	Holds a Bachelor's degree (BSC) in Mathematics and Physics, from the Hebrew University in Jerusalem. Director at several different companies.	✓
Amos Mar-Haim		Possesses accounting and financial qualifications	His education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓

Ms. Atalia Arad serves as chairperson of the committee

3.
On November 10, 2011, the Balance Sheet and Audit Committee met to discuss the financial statements of the company for the third quarter of 2011 ("The Financial Statements") and for the purpose of formulating recommendations for the Board of Directors of the company.

4.	The position holders, interested parties, family members and/or anyone on their behalf present in the meeting of the committee, include:

Ofer Bloch - CEO, Shaul Glicksberg - VP Finance and Business Development, Yael Nevo - legal counsel, Shmuel Molad - Treasurer, Boaz Simons - Senior VP of Clal Industries and Investments Ltd. (CII) - controlling shareholder of the company, Yehuda Ben-Ezra, VP Finance & Treasurer of CII, Dror Dotan - Assistant to the CII CEO.

5.	It should be noted that the auditing CPA also attended the meeting and presented the audit and review process that he performed in relation to the financial statements.

6.
In the course of the meeting, the committee examined the material issues related to the financial statements, the crucial estimates and critical valuations implemented in the financial statements, the plausibility of the data, the accounting policy that was implemented and changes therein, and the implementation of the proper disclosure principal in the financial statements and regarding any accompanying information.

The Committee also examined various aspects of control and risk assessment reflected in the financial statements (such as reporting of financial risks).

Upon completing the discussion of the data that was presented, the committee formulated its recommendations to the Board of Directors of the company regarding the ratification of the financial statements, with one specific accounting issue remaining open and subject to holding an additional discussion.

7.
The said recommendations were forwarded to the members of the Board of Directors approximately 5 days before the date that was set for the discussion and ratification of the financial statements, excluding one issue that remained open for examination and further discussion, the recommendation of which was handed by the committee during the Board of Directors' meeting.

8.
The Board of Directors of the company believes that the recommendations of the committee were transferred to it within a reasonable time, prior to the discussion by the Board of Directors, taking into consideration the scope and complexity of the issues to be discussed in the recommendations. The Board of Directors of the company has accepted the recommendations of the Balance Sheet and Audit Committee regarding the approval of the financial statements.

4.	Procedure for classifying transactions as negligible

On March 8, 2009, the Company's Board of Directors resolved to adopt rules and guidelines for categorizing a transaction of the Company or of one of its consolidated subsidiaries - with an interested party  - as a negligible transaction as set forth in Regulation 41(a)(6) of the Securities Regulations (Preparation of Annual Financial Statements), 2010 ("Financial Statements Regulations"). These rules and guidelines shall also serve to examine the extent of disclosure in the periodical report and the prospectus (including shelf prospectus reports) regarding a transaction of the company, Corporation under its control and any related company, with a controlling shareholder, or in whose approval a controlling shareholder possesses a personal interest, as set forth in Regulation 22 of the Securities Regulations (Periodic and Immediate Reports) -1970 ("Periodic Report Regulations") and in Regulation 54 of the Securities Regulations (Prospectus Details and Prospectus Draft - Form and Shape) - 1969, as well as for the purpose of submitting an immediate report regarding a said transaction of the company, as stipulated in Regulation 37(a)(6) of the Periodic Report Regulations (the types of transactions determined in the Financial Statements Regulations, Periodical Statements Regulations and in the Prospectus Details Regulations mentioned above, hereinafter: "Related Party Transactions"). On August 8, 2010 and November 15, 2011, the Company's Board of Directors decided to update the rules and guidelines for the classification of an interested party transaction as a negligible transaction for the purposes described above, as follows:

The Company and its consolidated and related companies, are conducting or may conduct interested-party transactions in the course of their normal state of affairs, and they possess or may possess undertakings to conduct such transactions, including transactions of the type and possessing the characteristics outlined below: Obtaining banking, financial and/or economic services (such as: portfolio management, investment consulting, managing funds provided for the employees, deposits) from a banking corporation and financial institutions; purchasing insurance policies (such as: Managers liability insurance, property insurance and managers insurance); sale and purchase of products and services (such as: Communication products and services, including cellular communication services and international long-distance services, Call Center services, fuel, pipes, food products, office supplies, paper and cardboard products, clothing, textile, hygiene products, complementary products for cleaning and kitchen use and pesticides); sale and purchase of gifts and gift certificates; purchase and/or rental and/or operational leasing of vehicles; purchase of commercial vehicles, trucks and generators; purchase of travel, flights and tourism services in Israel and overseas and conference and event planning services; legal services; purchasing; rental of real estate property; property management services; vehicle repair services; transportation and courier services, packaging and export services; archive services, warehouse management services and logistic services; administrative services; underwriting engagements; irrigation and pest control services, shredding and waste treatment and removal; rental of advertising space; supply of newspapers, magazines and periodicals.

In the absence of any special qualitative considerations arising from the circumstances, a transaction with an interested party shall be deemed negligible if it is not an exceptional transaction (as defined in the Companies Law) for the purposes outlined above, if the applicable benchmark calculated for the transaction is less than 0.5% and the volume of the transaction does not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, in the consumer price index, in relation to the Known Index starting at the beginning of 2010).

In any interested party transaction classified as a negligible transaction, one or more of the criteria relevant to the specific transaction will be calculated based on the consolidated audited or reviewed financial statements of the Company: (a) Upon the acquisition of a fixed asset ("non-current asset") - The volume of the transaction in relation to the total assets (in the report of the financial situation that is included in the company's last consolidated financial statements); (b) Upon the sale of a fixed asset ("non-current asset") - The profit/loss from the transaction in relation to the average annual earnings (i.e.- for four quarters) in the report of the financial situation that is included in the company's last consolidated financial statements), according to the last 12 quarters from which consolidated financial statements of the company have been published. In this respect, the profit/loss from the transaction and the profit/loss in any quarter will be calculated at their absolute value; (c) Upon assuming a monetary liability - The volume of the transaction in relation to the total liabilities in the report of the financial situation that is included in the last consolidated financial statements; (d) Upon the sale of products (excluding fixed assets) or services - The volume of the transaction in relation to the total revenues from sales and services over the last four quarters for which consolidated financial statements of the company have been published; (e) Upon the acquisition of products (excluding fixed assets) or services - The volume of the transaction in relation to the total operating expenses and costs over the last four quarters for which consolidated financial statements of the company have been published; (f) Regarding multi-annual interested party transactions, the volume of the transaction will be calculated on an annual basis. Thus, for example, in an insurance transaction for several years, the paid annual insurance premiums shall be considered as the volume of the transaction.

In cases where, at the Company's discretion, all the aforementioned quantitative benchmarks are not applicable for evaluation of the negligibility of the transaction with an interested party, the transaction shall be deemed negligible, in accordance with another applicable benchmark to be determined by the Company, provided that the applicable benchmark calculated for said transaction is less than 0.5% and that the volume of the transaction shall not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, of the consumer price index in relation to the Known Index since the beginning of 2010).

The consideration of the quantitative benchmarks of an interested-party transaction may lead to the classification of the transaction as a transaction that is not negligible despite the aforesaid. Thus - and only as an example - a transaction with an interested party shall not usually be deemed negligible if it is conceived as a significant event by the Company's management, and if it serves as a basis for making managerial decisions, or if in the course of the transaction with an interested party, the latter is expected to receive benefits which are important to disclose publicly.

Separate interested-party transactions that are in fact interconnected and that are in fact part of the same engagement (for example: conducting negotiations regarding the entirety of the transactions), shall be examined as a single transaction.

An interested-party transaction that was classified as negligible by an investee company of the Company, shall also be considered negligible at the parent company level. A transaction that was classified by the investee company as a transaction that is not negligible, shall be examined against the relevant benchmarks at the parent company level.

The Audit Committee of the Company shall annually review the manner of implementation of the instructions in this procedure by the Company, and will conduct sample examinations of interested-party transactions to which the company is a party directly, that were classified as negligible transactions according to the procedural instructions. As part of the sample examinations of the said transactions, the Audit Committee shall examine, inter alia, the manner by which the prices and other terms of the transaction were determined, as the circumstances may be, and shall analyze the impact of the transaction on the business situation of the company and the results of its operations. The operations of the Audit Committee as stated in this section, including the sample examination mentioned above, the manner of its implementation and the summarized results and conclusions shall be disclosed in the periodical report of the company.

The Company's Board of Directors shall examine the need to update the instructions of this procedure from time to time, while taking into consideration the interest-party transactions undertaken by the company and the relevant changes in the legislation.

The examination of the classification of an interested party transaction as a negligible transaction, as regards the examination of the quantitative threshold, will be performed by the Treasury Department and as regards the examination of the quantitative threshold and for the purpose of immediate reports, by the Secretary of the company in collaboration with legal consulting, as necessary. The Legal Department shall be responsible for documenting the examination and decision-making process.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated September 30, 2011.

I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 to the periodical report for the year 2010.

On July 3, 2011, Standard & Poor's Maalot granted a rating of ilA+ to the expansion of Bond Series 5 of the company (ilA+/Stable) in the amount of up to NIS 220 million. The said rating report was attached as an appendix to the management discussion dated June 30, 2011.

On October 5, 2011, Standard & Poor's Maalot determined that no immediate change would be made to the company's ilA+/Stable rating, following the lowering of the rating for the IDB Group. The said rating report is attached as an appendix to the management discussion dated September 30, 2011.

On November 6, 2011, Standard & Poor's Maalot determined that no change would be made to the company's ilA+/Stable rating, following the ruling of the lower court in Turkey regarding the tax claim at KCTR, operating in Turkey. The said rating report is attached as an appendix to the management discussion dated September 30, 2011.

1.	Financing Sources

See Section B4 - Financial Liabilities and further details in the table below.

J.	Dedicated Disclosure to Debenture Holders - Continued

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total par value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Par value Nominal as at Sept-30-11	Book value of bond balances as at Sept-30-11	Book value of interest payable as at Sept-30-11	Fair value as at Sept-30-11	Material series
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest December 21 In the years 2004-2013	85.7	103.8	4.6	110.2	Yes
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	145.8	161.0	1.7	166.9	Yes
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	157.0	158.3	2.7	171.3	Yes
Series 5	5.2010 & 7.2011	Maalot	A+	401,519,000	Fixed	5.85%	Yes	Semi-annual interest On November 30 and May 31 of the years 2010-2017	401.5	396.7	8.0	438.0	Yes

Comments:

1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.	Series 5 - Principal repaid in 5 annual installments, between November 2013 and November 2017.
5.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and /or Ms. Merav Ofer-Oren (telephone: 03-5272272).

7.
The trustee of the public debentures (Series 5) is Strauss Lazar Trust Corporation (1992) Ltd. The responsible contact person at Strauss Lazar Trust Corporation (1992) Ltd. in the matter of the public debentures is Mr. Uri Lazar (telephone: 03-6237777).

8.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat, Chairman of the Board of Directors	Ofer Bloch, CEO

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011

HADERA PAPER LTD

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		September 30		December 31
	Note	2011	2010	2010
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents		161,885	161,826	120,992
Designated deposits		-	9,022	-
Trade receivables		630,320	357,947	564,929
Account receivables		76,033	124,180	57,059
Inventory		345,872	192,419	343,519
Total Current Assets		1,214,110	845,394	1,086,499

Non-Current Assets
Fixed assets, net	5	1,328,273	1,207,822	1,358,619
Investments in associated companies		167,079	349,346	237,498
Deferred tax assets		2,913	* 2,008	2,165
Prepaid expenses in respect of an operating lease	4j	-	24,964	24,836
Other intangible assets		24,619	24,266	35,714
Investment property	2c	26,300	24,500	24,500
Financial assets - available for sale		2,726	-	1,646
Other assets		1,054	2,158	1,364
Employee benefit assets		725	730	793
Total Non-Current Assets		1,553,689	1,635,794	1,687,135

Total Assets		2,767,799	2,481,188	2,773,634

* Reclassified, see note 9.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		September 30		December 31
	Note	2011	2010	2010
		(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others		195,770	73,752	144,622
Current maturities of long-term bonds and long term loans		158,019	165,917	175,936
Trade payables		408,208	267,426	370,065
Account payables		109,180	115,214	172,295
Employee benefit liabilities		28,019	20,494	27,586
Financial liability at fair value through profit and loss	2d	-	13,700	-
Current tax liabilities		13,694	6,617	19,951
Total Current Liabilities		912,890	663,120	910,455

Non-Current Liabilities
Loans from banks and others		139,673	250,932	251,283
Bonds		722,673	594,372	562,348
Deferred tax liabilities		42,474	* 26,057	45,302
Employee benefit liabilities		17,639	14,829	19,132
Financial liability with respect to Put option granted to the non-controlling interests	2d	29,137	-	31,512
Total Non-Current Liabilities		951,596	886,190	909,577

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		287,213	310,621	298,258
Retained earnings		471,835	469,627	506,445

Capital and reserves attributed to shareholders		884,315	905,515	929,970

Non-controlling interests		18,998	26,363	23,632
Total capital and reserves		903,313	931,878	953,602

Total Liabilities and Equity		2,767,799	2,481,188	2,773,634

* Reclassified, see note 9.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: November 15, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Nine months ended September 30		Three months ended September 30		Year ended December 31
		2011	2010	2011	2010	2010
		(Unaudited)		(Unaudited)
Revenues		1,541,733	784,626	519,491	295,435	1,121,008
Cost of sales		1,361,315	661,045	463,665	254,697	945,422
Gross profit		180,418	123,581	55,826	40,738	175,586

Selling, marketing, general and administrative expenses
Selling and marketing expenses		112,457	63,532	38,388	22,878	87,201
General and administrative expenses		53,879	43,897	18,510	14,922	59,603
Other expenses (income), net	4h	(31,756)	(16,584)	8,430	(17,226)	(32,513)
Total expenses		134,580	90,845	65,328	20,574	114,291

Profit from ordinary operations		45,838	32,736	(9,502)	20,164	61,295

Finance income		7,168	5,231	915	2,611	9,314
Finance expenses		68,840	33,662	26,451	20,263	54,079
Finance expenses, net		61,672	28,431	25,536	17,652	44,765

Profit (Loss) after financial expenses		(15,834)	4,305	(35,038)	2,512	16,530

Share in profit (loss) of associated companies, net		(29,100)	58,546	(16,384)	18,490	81,132

Profit (Loss) before taxes on income		(44,934)	62,851	(51,422)	21,002	97,662
Taxes on income	6	(4,605)	(2,461)	(6,028)	(2,085)	(2,950)

Profit (loss) for the period		(40,329)	65,312	(45,394)	23,087	100,612

Attributed to:
Company shareholders		(35,704)	65,354	(43,560)	23,026	100,728
Non-controlling interests		(4,625)	(42)	(1,834)	61	(116)

		(40,329)	65,312	(45,394)	23,087	100,612

	NIS
Earnings (loss) for regular share of NIS 0.01 par value

Primary earnings (loss) per share attributed to Company shareholders	(7.02)	12.88	(8.56)	4.53	19.84

Fully diluted earnings (loss) per share attributed to company shareholders	(7.02)	12.77	(8.56)	4.50	19.68

Weighted average number of share used to compute the earning per share
Primary	5,089,272	5,075,922	5,089,811	5,082,028	5,078,156
Fully diluted	5,089,272	5,116,355	5,089,811	5,114,456	5,118,416

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)
Profit (Loss) for the period	(40,329)	65,312	(45,394)	23,087	100,612

Other Comprehensive Income (loss), net
Profit (loss) on cash flow hedges, net	-	1,213	-	2,184	1,044
Actuarial profit in respect of defined benefit plan, net	(223)	32	(79)	111	115
Profit from fair value adjustment of financial asset available for sale, net	864	-	174	-	-
Share in Other Comprehensive Income (loss) of associated companies, net	(11,726)	964	(3,757)	4,203	(11,711)
Share in Other Comprehensive Income of associated companies, which allocated to the income statements, net	347	315	347	8	446
Total Other Comprehensive Income (loss) for the period, net	(10,738)	2,524	(3,315)	6,506	(10,106)

Total Comprehensive Income (loss) for the period	(51,067)	67,836	(48,709)	29,593	90,506

Attributed to: Company shareholders	(46,433)	67,857	(46,866)	29,470	90,605
Non-controlling interests	(4,634)	(21)	(1,843)	123	(99)

	(51,067)	67,836	(48,709)	29,593	90,506
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Capital reserve from revaluation of financial asset - available for sale	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
		(Unaudited)
Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	-	506,445	929,970	23,632	953,602
For the Nine months ended September 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(12,415)	-	-	(12,415)	-	(12,415)
Cash flow hedges transactions	-	-	-	-	-	1,036	-	-	-	1,036	-	1,036
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(214)	(214)	(9)	(223)
Profit from fair value adjustment of financial asset available for sale	-	-	-	-	-	-	-	864	-	864	-	864
Loss for the period	-	-	-	-	-	-	-	-	(35,704)	(35,704)	(4,625)	(40,329)
Total Comprehensive Income (loss) for the period	-	-	-	-	-	1,036	(12,415)	864	(35,918)	(46,433)	(4,634)	(51,067)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,308)	-	-	-	1,308	-	-	-
Share based payment	-	-	778	-	-	-	-	-	-	778	-	778
Conversion of employee options into shares	*-	1,694	(1,694)	-	-	-	-	-	-	-	-	-
Balance – September 30, 2011	125,267	308,545	7,072	3,397	11,112	2,159	(45,936)	864	471,835	884,315	18,998	903,313

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Nine months ended September 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	1,476	-	1,476	-	1,476
Cash flow hedges transactions	-	-	-	-	-	998	-	-	998	18	1,016
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	29	29	3	32
Profit (Loss) for the period	-		-	-	-	-	-	65,354	65,354	(42)	65,312
Total Comprehensive Income (loss) for the period	-	-	-	-	-	998	1,476	65,383	67,857	(21)	67,836
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-		-	(1,308)	-	-	1,308	-	-	-
Share based payment	-	-	2,023	-	-	-	-	-	2,023	-	2,023
Conversion of employee options into shares	*-	5,106	(5,106)	-	-	-	-	-	-	-	-
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515	26,363	931,878

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Capital reserve from revaluation of financial asset - available for sale	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - July 1, 2011	125,267	308,545	7,039	3,397	11,548	1,410	(41,777)	690	515,029	931,148	20,841	951,989
For the Three months ended September 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(4,159)	-	-	(4,159)	-	(4,159)
Cash flow hedges transactions	-	-	-	-	-	749	-	-	-	749	-	749
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(70)	(70)	(9)	(79)
Profit from fair value adjustment of financial asset available for sale	-	-	-	-	-	-	-	174	-	174	-	174
Loss for the period	-	-	-	-	-	-	-	-	(43,560)	(43,560)	(1,834)	(45,394)
Total Comprehensive Income (loss) for the period	-	-	-	-	-	749	(4,159)	174	(43,630)	(46,866)	(1,843)	(48,709)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-	-	-
Share based payment	-	-	33	-	-	-	-	-	-	33	-	33
Balance – September 30, 2011	125,267	308,545	7,072	3,397	11,112	2,159	(45,936)	864	471,835	884,315	18,998	903,313

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - July 1, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695
For the Three months ended September 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	4,414	-	4,414	-	4,414
Cash flow hedges transactions	-	-	-	-	-	1,930	-	-	1,930	51	1,981
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	100	100	11	111
Profit for the period	-	-	-	-	-	-	-	23,026	23,026	61	23,087
Total Comprehensive Income for the period	-	-	-	-	-	1,930	4,414	23,126	29,470	123	29,593
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	590	-	-	-	-	-	590	-	590
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515	26,363	931,878

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019

Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(10,649)	-	(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606	18	624
Actuarial loss from defined benefit plans, net	-	-			-	-	-	(80)	(80)	(1)	(81)
Profit (loss) for the year	-	-	-	-		-	-	100,728	100,728	(116)	100,612
Total Comprehensive Income (loss) for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605	(99)	90,506
Share purchase from non-controlling interests in subsidiary	-	-	-	-	-	-	-	1,117	1,117	(17,498)	(16,381)
Entry into consolidation	-	-	-	-	-	-	-	-	-	14,845	14,845
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	2,613	-	-	-	-	-	2,613	-	2,613
Conversion of employee options into shares	*-	5,156	(5,156)	-	-	-	-	-	-	-	-
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970	23,632	953,602

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit (Loss) for the period	(40,329)	65,312	(45,394)	23,087	100,612
Taxes on income recognized in profit and loss	(4,605)	(2,461)	(6,028)	(2,085)	(2,950)
Finance expenses, net recognized in profit and loss	61,672	28,431	25,536	17,652	44,765
Capital profit on disposal of fixed assets	(37,482)	(19,444)	(23)	(17,973)	(19,556)
Gain from revaluation of prior holding at fair value due to achieving control	-	-	-	-	(5,760)
Share in loss (profit) of associated company	29,100	(58,546)	16,384	(18,490)	(81,132)
Dividend received from associated company	17,465	52,854	-	22,914	70,319
Depreciation and amortization	94,131	64,224	37,447	25,412	88,047
Income from fair value adjustment of investment property	(94)	(151)	(94)	(151)	(151)
Share based payments expenses	679	1,623	9	481	2,104
	120,537	131,842	27,837	50,847	196,298
Changes in assets and liabilities:
Increase in trade and other receivables	(70,373)	(40,935)	(31,279)	(26,064)	(51,546)
Increase in inventory	(6,164)	(16,475)	(9,584)	(1,241)	(5,926)
Increase in trade payables and account payables	32,458	54,130	27,076	41,751	47,999
Increase (Decrease) in financial liability	(2,375)	1,718	(266)	(328)	872
Increase (Decrease) in employee benefit liabilities	(1,479)	(2,371)	(2,944)	(1,550)	6,678
	(47,933)	(3,933)	(16,997)	12,568	(1,923)

Payments Taxes	(4,603)	(1,149)	(1,382)	-	(1,293)

Net cash generated by operating activities	68,001	126,760	9,458	63,415	193,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Nine months ended		Three months ended		Year ended
		September 30		September 30		December 31
	Note	2011	2010	2011	2010	2010
		(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	5	(59,213)	(175,417)	(23,646)	(60,226)	(219,124)
Acquisition of subsidiary	4f	(48,506)	-	-	-	13,111
Acquisition of other assets		(186)	(1,223)	-	(3)	(2,956)
Proceeds from disposal of fixed assets and from sale of assets under an operating lease	4j	57,944	8,656	528	6,102	18,277
Decrease in designated deposits		-	116,334	-	1,777	127,600
Interest received		3,647	1,317	1,171	594	1,829
Granting of loans to an associated company		-	(978)	-	(162)	(978)
Net cash used in investing activities		(46,314)	(51,311)	(21,947)	(51,918)	(62,241)

Cash flows – financing activities
Proceeds from issuing bonds (less issuance expenses)		216,326	179,886	216,326	-	179,886
Short-term bank credit – net		51,148	(57,820)	1,583	(349)	(79,802)
Long term loans received		626	83,500	626	6,200	93,500
Repayment of Long term loans		(132,151)	(43,240)	(49,975)	(16,904)	(56,804)
Interest Paid		(49,005)	(40,319)	(24,151)	(22,599)	(58,538)
Repayment of bonds		(62,358)	(61,322)	(62,358)	(61,322)	(94,994)
Dividend paid to non-controlling interests		(4,273)	-	-	-	-
Share purchase from non-controlling interests in subsidiary		(702)	-	-	-	(15,703)
Net cash generated by (used in) financing activities		19,611	60,685	82,051	(94,974)	(32,455)

Increase (Decrease) in cash and cash equivalents		41,298	136,134	69,562	(83,477)	98,386
Cash and cash equivalents – beginning of period		120,992	26,261	91,534	245,875	26,261
Net foreign exchange difference		(405)	(569)	789	(572)	(3,655)
Cash and cash equivalents – end of period		161,885	161,826	161,885	161,826	120,992

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 1  -         DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities, in the production and sale of printing and writing paper, in the production of cardboard and packaging products and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in sale of household paper products and the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.
For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2010 and the year then ended, as were published in the shelf prospectus on May 26, 2011, and the accompanying notes.

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2010 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Sections c, d and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Measuring fair value of investment property in the interim financial statements

The Company bases its measurement of the fair value of investment property on a valuation that is performed annually by an independent appraiser. In addition, at every interim reporting date, the Company reviews the need to update the fair value of its investment property relative to the fair value that was determined on the last valuation date, in order to assess whether this is a reliable estimate of the fair value as of the interim reporting date. This assessment is made by reviewing changes in the relevant real estate market, in the property's lease contracts and in the macroeconomic environment of the property, as well as new information on material transactions that were made in the environment of the property and similar assets, which might indicate changes in the fair value of the property. If, in the Company's opinion, there are indicators, that the fair value at the interim reporting period is materially different than the fair value measured on the last valuation date, with respect to certain properties, the Company measures the fair value of these properties as of the interim reporting date, by using an external appraiser.

At September 30, 2011, the company estimated the fair value of investment property (real estate) through an external assessor. According to the valuation that was received, the fair value of the investment property, as at September 30, 2011, was estimated at approximately NIS 26,300 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Taxes on income in the interim financial statements

Tax expenses (income) in the relevant periods include total current taxes as well as changes in deferred tax balances, except for deferred taxes arising from transactions carried directly to equity, and business combination transactions.

Current tax expenses (income) in the interim periods are accrued using the average annual effective income tax rate. To calculate the effective income tax rate, losses for tax purposes in respect of which deferred tax assets were not recognized are deducted, which is expected to reduce the tax liability in the reporting year.

E.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)
September 30, 2011	3.712	5.044	216.27
September 30, 2010	3.665	4.987	210.11
December 31, 2010	3.549	4.738	211.67

Increase (decrease) during the:	%	%	%
Three months ended September 30, 2011	8.70	2.01	0.00
Three months ended September 30, 2010	(5.42)	4.82	1.23
Nine months ended September 30, 2011	4.59	6.46	2.17
Nine months ended September 30, 2010	(2.94)	(8.36)	1.90
Year ended December 31, 2010	(5.99)	(12.94)	2.70

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3-          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

▪	IAS 34 Revised "Interim Financial Reporting"

The amendment emphasizes the principles laid out in IAS 34 that the purpose of the information presented in the interim financial statements regarding events and transactions which are essential in understanding changes in the financial position and in the entity's performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the implementation of this principle with respect to financial instruments, and certain disclosure requirements have been added. The Amendment is implemented retroactively for annual accounting periods commencing on or after January 1, 2011.

▪
For information regarding the standards, interpretations and amendments to the standards set forth below, see notes 3b and 3c to the Company's financial statements for the year ended December 31, 2010.

▪	Amendment to IFRS 3 (Revised) "Business Combinations" (regarding measurement of non-controlling interests).

▪	Amendment to IAS27 (Revised) "Consolidated and Separated Financial Statements".

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding the nature and extent of risks arising from financial instruments).

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪	Amendment to IAS 12 "Taxes on Income"

Within the framework of the amendment, it was stipulated that investment property measured at fair value according to IAS 40, will be considered as assets whose carrying amount will be recovered through sale. Accordingly, deferred taxes will be computed in accordance with the tax bases and rates applicable as at the sale of the asset. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, not through sale but by way of use. The effective date of the amendments is for annual periods beginning on or after 1 January 2012. Early adoption is permitted.

The Company's management estimates that the effect of implementing the Amendment on its financial position and results of operations is not expected to be significant.

▪	IFRS 10 "Consolidated Financial Statements"

The standard determines the following provisions on the subject of consolidated financial statements:

▪
The existence of control by one entity in another entity is to be determined on the basis of a uniform model, which is independent of whether the other entity is "a special purpose entity". In this capacity, the interpretation of SIC 12 "Consolidation of entities for special purposes" has been cancelled.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3 -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods: (cont.)

▪	IFRS 10 "Consolidated Financial Statements"(cont.)

▪
Control by an investor in another entity (hereinafter: "The investee entity") exists where the investor has power in relation to the investee entity, it has an exposure to the variable returns from its involvement in the investee entity and the ability to make use of its power in order to affect the level of the return.

▪
The standard determines provisions for testing for the existence of "practical control" where the entity holds less than half of the voting rights in another entity. For this purpose, inter alia, the investor's holding rate in the investee entity, the extent of the public's holdings and the degree to which they are dispersed are all to be examined.

▪
Potential voting rights in the investee entity are to be taken into account for the purpose of the determination of the existence of control where their terms afford a real ability to direct the relevant activities of the entity in the present.

▪	The new standard does not contain a change in the procedures in respect of the consolidation of the financial statements.

This standard is to be implemented retrospectively, except for certain exceptions, as detailed in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 11 "Joint arrangements", IFRS 12 "Disclosure of interests in other entities" and IAS 28 (2011) "Investments in associates and joint ventures".

At this stage the Company’s management is not able to assess the impact of the implementation of the standard on its financial position and on the results of its operations.

▪	IFRS 12 "Disclosure of interests in other entities"

The standard determines disclosure requirements in respect of the entity's rights in consolidated companies, joint ventures, affiliated companies, and structured non-consolidated entities. The objective of the disclosures is to assist in the assessment of the nature of the accompanying risks in connection with the rights in the said entities and the impact of those rights on the financial statements of the reporting entity.

This standard is to be implemented retrospectively in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 11 "Joint arrangements" and IAS 28 (2011) "Investments in associates and joint ventures”. At the same time, entities are entitled to integrate any of the new disclosures into their financial statements before that date.

▪	IAS 28 (2011) "Investments in associates and joint ventures"

The standard determines the following provisions on the subject of the implementation of the equity method of accounting:

▪	The equity method of accounting is to be implemented in respect of both affiliated companies and joint ventures.

▪	Where the investment in a joint venture is classified as an investment in an affiliated company, or vice-versa, no re-measurement is to be made of the entity's rights in the investee entity.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3 -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods: (cont.)

▪	IAS 28 (2011) "Investments in associates and joint ventures" (cont.)

▪
When there is a decrease in the holding rate in a joint venture or an affiliated company, which does not cause the discontinuation of the implementation of the equity method of accounting, the investor is only to reclassify the proportionate amounts that were previously recognized under other comprehensive income to the statement of income.

▪
The part of the investments that is treated under the equity method of accounting is to be classified as a non-current asset that is held for sale, on the assumption that this element meets the conditions for such classification.

This standard is to be implemented retrospectively in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 11 "Joint arrangements" and IFRS 12 "Disclosures of interests in other entities".

At this stage the Company’s management is not able to assess the impact of the implementation of the standard on its financial position and on the results of its operations.

▪	Amendment to IAS 1 (Revised) "Presentation of financial statements (on the subject of the presentation of elements of other comprehensive income in the statements of comprehensive income)

The amendment determines that items that are recorded in other comprehensive income are to be separated and presented in one of two groups:

▪	Items that are to be classified in the future to the statement of income.
▪	Items that are not to be classified in the future to the statement of income.

In addition, the amendment determines that in the event that items recorded under other comprehensive income are presented before the relevant tax effects, the tax effect is to be presented separately in respect of each of the groups. The amendment is to be implemented retrospectively in respect of annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2010 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3-          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪	IFRS 11 "Joint arrangements"

The standard determines that a joint arrangement is an arrangement where two or more parties exercise joint control (as defined in IFRS 10) in it. Additionally, the standard determines the following types of joint arrangements and the accounting treatment in respect thereof:

▪
Activity under joint control is a joint arrangement between the parties that exercise joint control, which affords them rights to the assets and undertakings in respect of the liabilities of the activity. An entity that holds joint control in activity under joint control is to recognize its share of the assets, the liabilities, the revenues and the expenses of the activity in its consolidated financial statements.

▪
A joint venture is a joint arrangement between parties having joint control in an arrangement, who hold rights in the net assets of the venture. An entity that holds joint control in a joint venture is to present its investment therein under the equity method of accounting in accordance with IAS 28 (2011) "Investments in associates and joint ventures".

This standard is to be implemented retrospectively, except for certain exceptions as detailed in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 12 "Disclosure of interests in other entities" and IAS 28 (2011) "Investments in associates and joint ventures".

The Company's management estimates that the implementation of this standard is not expected to affect its financial statements.

▪	IFRS 13 "Fair value measurement"

The standard replaces the individual fair value measurement provisions in the various International Financial Reporting Standards, with provisions that have been gathered together into a single standard, which will constitute a guide to fair value measurement. Accordingly, provisions have been set for the measurement of fair value for all of the items that are measured at fair value in the statement of financial position or for disclosure purposes.

In accordance with the standard, fair value is defined as the amount that would be received from the sale of an asset or the amount that would be paid on the payment of a liability in the ordinary course of business between market participants at the time of the measurement.

The standard determines the various approaches to the measurement of the fair value and notes that the evaluation technique that makes the maximum use of observed market data is to be used. In respect of non-financial assets, it is determined that in order to measure their fair value their optimal use is to be evaluated, and that the fair value is to be estimated on this basis.

This standard is to be implemented prospectively for annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

The Company's management estimates that the impact of the implementation of this standard on its financial statements is not expected to be material.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3-          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements: (cont.)

▪	IAS 19 (2011) "Employee benefits"

The standard changes the provisions of IAS 19 "Employee benefits" in its existing format, from the following aspects:

▪
Actuarial gains or losses are to be reflected under other comprehensive income and are not to be classified to the statement of income at a later stage. Accordingly, the alternatives of the reflection of the actuarial gains or losses to the statement of income immediately or in accordance with the strip method have been cancelled.

▪
Income from interest in respect of plan assets for a defined benefit plan are to be recognized on the basis of discount rate of the commitment and not in accordance with the expected return on the asset.

▪
Short-term employee benefits are to include benefits that are expected to be fully cleared within 12 months from the end of the year in which the service that entitles the employee to the benefit was provided.

▪
Benefits in respect of severance pay as the result of a proposal to encourage voluntary termination are to be recognized as a commitment at the time at which the reporting entity has no possibility of reneging on the proposal.

This standard is to be implemented retrospectively, except for certain exceptions as detailed in the standard for annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

The Company's management estimates that the impact of the implementation of this standard on its financial statements is not expected to be material.

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2010 and the year then ended:

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding disclosure on the transfer of financial assets).

NOTE  4  -        SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On January 31, 2011 a dividend in cash, in the amount of NIS 4.6 million, that was declared on December 30, 2010, was received from a former associated company that was first consolidated on 31 December, 2010.

b.
On February 23, 2011, an associated company declared a distribution of a dividend in the amount of approximately NIS 30 million out of the retained earnings accumulated as of December 31, 2010. The dividend was paid on June 30, 2011. The Company’s share in the dividend is approximately NIS 15 million.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  4-          SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

c.	On March 24, 2011 an associated company paid a dividend that was declared on July 27, 2010, in the amount of NIS 5 million. The Company’s share in the dividend is approximately NIS 2.5 million.

d.
On July 26, 2011 an associated company declared the distribution of a dividend in the amount of approximately NIS 30 million from the retained earnings for June 30, 2011. The dividend will be paid during the fourth quarter of 2011. The Company’s share in the dividend is approximately NIS 15 million.

e.
On May 27, 2011 the Company published a shelf prospectus that was amended on June 19, 2011 by which the Company issued on July 4, 2011, debentures (Series 5) of the Company, by way of extending a series issued on May 23, 2010. The Company has offered an amount of NIS 220,000 thousands par value of debentures (Series 5) issued in return for NIS 218,020 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017. The net proceed of the offering net of issue expenses is NIS 216,326 thousands.

f.
On January 5, 2011, the Company paid the entire consideration in the amount of NIS 48.5 million in respect of the acquisition of shares in Hadera Paper –Printing and Writing Paper on December 31, 2010. For additional details see Note 17 in the Company's financial statements as of December 31, 2010

g.
On January 30, 2011 the Ministry for the Protection of the Environment (hereinafter: "the Ministry") held a hearing for the Company regarding suspicion of pollution of water by discharging low quality waste water into the Hadera Stream.

On February 8, 2011 the Company received the summary of the hearing in which it was found, inter alia, that the Company had a duty to improve the quality of the waste water, and a duty of reporting weekly to the Ministry regarding the quality of the treated waste water. The Company has taken and takes actions which resulted in a significant improvement, in the quality of the treated waste water discharged into the river. The company cannot at this stage estimate the impact of the above.

h.
On February 28, the Audit Committee approved and on March 6, 2011 the Board of Directors approved the agreement entered into by the Company, whereby the Company would lease to CLAL PV Projects Ltd. ("CLAL PV"), a private company indirectly held and controlled by CLAL Industries and Investments Ltd. ("CLAL"), the parent company, roofs of buildings at the Company facility in Hadera, with a total area of up to 19,200 m2, of which the Company has the option, which has been exercised by it, not to lease part of this space with an area of up to 14,300 m2 - for construction of power generating facilities using photo-voltaic technology and its transmission to the power grid during the lease term, pursuant to a generation license to be granted to CLAL PV. The rent would range between NIS 90 thousand and NIS 230 thousand per year, and shall be determined based on the tariff per generated kilowatt/hour of power as set for CLAL PV in its generation license. The agreement also specifies that the Company would be paid additional rent up to NIS 70 thousand per year, with respect to excess power generated (if any), as per provisions of the agreement. The lease term runs from the date of taking possession of the leased property through the 20th anniversary of commercial operation of the leased property (as defined in the agreement); CLAL PV was granted an option to extend the lease, provided that the total lease term would not exceed 24 years and 11 months. The agreement includes customary provisions with regard to circumstances under which the parties may terminate the agreement, and the Company was granted the option to terminate the agreement should it announce its desire to use the leased property for its own operations which do not allow operation of the facility in the leased property; in such case, CLAL PV committed to vacate the leased property within the time specified, in return for payment of the economic value of the generation facility based on an independent economic valuation. The agreement is subject to certain suspending conditions being met within 15 months from its signing date, including, inter alia, obtaining approvals, permits and licenses for construction of the facility, obtaining approval of the General Meeting of Company shareholders to be convened to approve this contract and other conditions. On March 15, 2011 the aforementioned agreement was signed, and on April 21, 2011 the General Meeting of the company's shareholders approved the contract.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  4-          SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

i.
On March 6, 2011, the Board of Directors of the Company approved incorporation of a foreign entity (hereinafter: "the foreign entity"), wholly-owned by the Company, which is to be incorporated for entering into agreement with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (hereinafter: "JV"). During the second quarter of 2011, The Company recorded the foreign company as aforesaid, and then signed the mentioned agreement with the overseas business partner. The Company's share of this operation is 65%. This operation requires an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners' loan or guarantee, 80% of which would be invested by the Company. As of the date of the financial statements the company has invested a total amount of NIS 2.5 million by owners' loan.

The agreement includes restrictions on partner rights to transfer their JV shares, grants the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO, grants the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and includes certain non-compete provisions. The JV began to operate in the third quarter of 2011 and is consolidated within the financial statements of the company as at September 30, 2011.

j.
On March 27, the sale of a plot of land in the Totseret Ha'Aretz Street in Tel-Aviv has been fulfilled according to agreement that the company signed with Gev-Yam land corporation Ltd ("Gev-Yam"), a company indirectly controlled by IDB Development Company Ltd., The controlling shareholder of the Company, and with Amot Investments Ltd. As a result of the closing transaction, the Company recorded subject to the agreement, during the reporting period, capital gain, of approximately NIS 35.8 million (net of tax - approximately NIS 28 million).

k.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, on the total amount of YTL 153 million (approximately USD 82.4 million) including interest, fines and VAT refund offset.

Regarding one of the matters, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR has filed, based on its tax consultant opinion in Turkey, in 2010, appeals to the court against the demand of the tax authorities.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  4-          SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

k.	(cont.)

On July 28, 2011, on August 4, 2011 and on November 1, 2011, the court handed down its decisions regarding some of the appeals (which reflected 43.9% of the claim's principal amount), pursuant to which KCTR is required to make payments to the tax authorities amounting to YTL 14.5 million, amounting to - with the addition of interest, fines and before VAT asset offset (as at the date of the decision) – approximately YTL 58.2 million (approximately $31.4 million).

The amount for payment (if and when will be paid) net after offsetting Vat asset, amount to approximately YTL 52.3 million (approximately $28.1 million).

KCTR appealed the decisions of the court in Turkey, based on the expert opinion of its legal consultants, in spite of the said court's decision, claiming that KCTR possesses valid claims against the requirement and that the chances of success in the said appeal are greater than 50%. In addition, KCTR applied to the Supreme Court to delay implementation of the verdict until the Supreme Court ruling on appeals submitted by KCTR.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 18.5 million (approximately USD 10.0 million) and sums up to approximately YTL 82.9 million, including interest and fines (approximately USD 44.6 million).

According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success, creates a situation where it is "more likely than not" that payments will be made on account of these tax requirements. Consequently, during the reported period, the associated company included a provision pertaining to the awarded sums, as mentioned above, in which the Company's share amounts to NIS 58.8 million.

Regarding appeals and sums regarding which no ruling has been handed down by the court in Turkey, it is company policy to examine, based on the expert opinion of the KCTR legal consultants, the probability that payments will have to be made on account of these appeals, while taking into consideration all the relevant circumstances.

In light of the fact that the legal consultants of KCTR estimate the probability of success, on finishing all legal proceedings – that is, after submission if required, of another appeal, in the appeals regarding which no ruling has yet been handed down, as being greater than 50%, the company did not include in its financial statements, a provision on account of the potential tax liability that is inherent in those matters regarding which a ruling has not yet been handed down.

For Corporate guarantee issuance relating the tax case please see note 8a.

l.
On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved, and therefore no provision was created  in the financial statements as at September 30, 2011, on account of this matter.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  4   -         SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

m.
On May 15, 2011 the company announced that an agreement for purchase of natural gas was signed between the company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the agreement, the term of the agreement signed between the companies on July 29, 2005 for the purchase of natural gas ("The Original Agreement"), will be extended by an additional 2 years, until June 30, 2013.

The formula for the price of gas set in the agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the original agreement, the price of gas in the agreement is significantly higher than the maximum price that was set in the original agreement.

This fact could potentially have an impact on the price of gas for the company, as compared with the cost according to the original agreement, by an additional sum of approximately USD 19.4 million per annum (according to the calculation of the formula at the date of signing the agreement, in terms of gross cost, prior to tax shield). The Company is preparing for a cost-cutting and efficiency plan accordingly.

The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the original agreement would remain in force, with the necessary changes.

The overall financial volume of the agreement in its signature date was estimated at approximately USD 63 million (according to the calculation of the formula at the date of signing the agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

n.
In light of indications of impairment that rose as a result of the results of the Carmel cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 9.5% and it was found that the value of Carmel is lower than its book value by approximately NIS 6,988 thousands. The company consequently recognized a loss on account of impairment that was charged to other expenses, against the write off of a surplus in accounts receivable in the amount of NIS 8,761 thousands and a decrease in the balance of the tax reserve on account of this surplus cost, in the sum of NIS 1,773 thousands.

As part of the valuation, the valuator relied on the tax rates as determined in the government ratification, dated October 30, 2011, of the recommendations of the Taxation Chapter by the Trachtenberg Committee, where it was resolved to cease the lowering of income tax rates for individuals and for corporate taxes, as determined in the Law for Economic Encouragement of 2009. Starting with the tax year 2012, the corporate tax rate would be increased to 25%. Accordingly, the valuator utilized a tax rate of 25%.

o.
In light of indications that rose as a result of the results of the Printing and Writing papers cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 9.5% and it was found that the value of Printing and Writing papers is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

As part of the valuation, the valuator relied on the tax rates as determined in the government ratification, dated October 30, 2011, of the recommendations of the Taxation Chapter by the Trachtenberg Committee, where it was resolved to cease the lowering of income tax rates for individuals and for corporate taxes, as determined in the Law for Economic Encouragement of 2009. Starting with the tax year 2012, the corporate tax rate would be increased to 25%. Accordingly, the valuator utilized a tax rate of 25%.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  5  -         FIXED ASSETS

During the periods of nine months ended September 30, 2011 and September 30, 2010, the Company purchased fixed assets at a cost of approximately NIS 59,213 thousands and NIS 175,417 thousands, respectively.

Total suppliers’ credit from acquired fixed assets amounted to NIS 33,668 thousands as of September 30, 2011 (and NIS 49,129 thousands as of September 30, 2010).

NOTE  6  -         INCOME TAX CHARGE

Tax income for the nine months period ended September 30, 2011 amounts to NIS 4.6 million, primarily arising from the differences between tax rates expected to realize current losses and tax rates expected for reversal of deferred tax liabilities, in respect of the accelerated depreciation reduction of Machine 8. The difference derives from the gradual reduction in the corporate tax rate in accordance with Economic Efficiency Law. The tax income was offset as a result of the recognition of tax expenses in the amount of NIS 7.7 million from the sale of real estate as stated in note 4j above.

On October 30, 2011, the government of Israel approved the recommendations of the taxation chapter of the Committee for Changing the Social-Economic Agenda, headed by Prof. Manuel Trachtenberg. In order for the changes to the tax rates that were approved by the government to become effective, supplemental legislative processes must be completed. These have yet to take place, true to the date of approval of the financial statements and as at September 30, 2011. Consequently, the changes to the tax rates that were approved in the said government resolution have no effect on the measurement of deferred tax assets and deferred tax liabilities in the financial statements as at September 30, 2011, since their legislation has not in fact been completed on that date.

In the event that the legislation of the new tax rates had been finalized prior to September 30, 2011, the impact of the change on the financial statements as at September 30, 2011, would have been reflected by an increase in the deferred tax liabilities, net, in the amount of NIS 15 million. An update of the net deferred tax liabilities would have been recognized against deferred tax expenses in the amount of NIS 15 million.

NOTE  7   -        SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

The identified operating segments, according to IFRS8 are:

The Packaging paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Printing and writing papers segment – generates revenue from the manufacture and marketing of fine paper.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  7-          SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Nine months
	(Unaudited)
	NIS in thousands
	Packaging Paper and recycling		Marketing of office supplies		Packaging and cardboard products		Hogla Kimberly		Printing and writing paper*		Adjustments to consolidation		Total
	Jan-September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010	Jan- September 2011	Jan- September 2010
Sales to external customers	435,637	261,070	138,094	125,450	395,414	351,157	1,194,350	1,282,330	526,258	525,531	(1,194,350)	(1,807,861)	1,495,403	737,677
Sales between Segments	116,951	80,410	1,571	1,731	17,029	13,979	4,701	4,068	27,696	27,934	(121,618)	(81,173)	46,330	46,949
Total sales	552,588	341,480	139,665	127,181	412,443	365,136	1,199,051	1,286,398	553,954	553,465	(1,315,968)	(1,889,034)	1,541,733	784,626
Segment results	**60,420	26,790	(2,535)	2,397	2,018	3,926	80,251	136,730	(13,106)	30,409	(81,210)	(167,516)	45,838	32,736
Finance expenses, net													61,672	28,431
Share in profit (loss) of associated companies, net													(29,100)	58,546
Profit (loss) before taxes on income													(44,934)	62,851

* As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.
** Segment results include a one - time income in the amount of NIS 35,765 thousands for the sale of real estate. See note 4h above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  7-         SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Three months
	(Unaudited)
	NIS in thousands
	Packaging Paper and recycling		Marketing of office supplies		Packaging and cardboard products		Hogla Kimberly		Printing and writing paper*		Adjustments to consolidation		Total
	July- September 2011	July - September 2010	July - September 2011	July - September 2010	July - September 2011	July - September 2010	July - September 2011	July - September 2010	July - September 2011	July - September 2010	July - September 2011	July - September 2010	July - September 2011	July - September 2010
Sales to external customers	155,546	119,396	48,372	43,203	125,983	118,125	360,946	425,815	175,147	185,994	(360,946)	(611,809)	505,048	280,724
Sales between Segments	36,763	32,609	467	488	5,834	5,167	927	1,687	9,591	10,011	(39,139)	(35,251)	14,443	14,711
Total sales	192,309	152,005	48,839	43,691	131,817	123,292	361,873	427,502	184,738	196,005	(400,085)	(647,060)	519,491	295,435
Segment results	(5,165)	18,750	151	277	(1,684)	1,001	20,408	43,597	(3,209)	7,219	(20,003)	(50,680)	(9,502)	20,164
Finance expenses, net													25,536	17,652
Share in profit (loss) of associated companies, net													(16,384)	18,490
Profit (Loss) before taxes on income													(51,422)	21,002

* As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE  7-          SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Year ended December 31, 2010
	NIS in thousands
	Packaging Paper and recycling	Marketing of office supplies	Packaging and cardboard products	Hogla Kimberly	Printing and writing paper*	Adjustments to consolidation	Total
Sales to external customers	393,439	176,580	489,543	1,691,918	691,069	(2,382,986)	1,059,563
Sales between Segments	117,927	2,267	20,102	5,591	37,633	(122,075)	61,445
Total sales	511,366	178,847	509,645	1,697,509	728,702	(2,505,061)	1,121,008
Segment results	50,159	5,127	7,105	186,603	31,072	(218,771)	61,295
Finance expenses, net							(44,765)
Share in profit of associated companies, net							81,132
Profit before taxes on income							97,662

*	As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 8   -         SUBSEQUENT EVENTS

a)
On October 17, 2011 the board of directors of the associated company Hogla-Kimberly ltd. approved an issuance of a corporate guarantee in favor of corporate bank (HSBC) up to the amount of 31.7 million YTL (approximately USD 17.7 million) plus interest and other expenses, to the assurance of future payment by KCTR to Turkish tax authorities if and as ever this payment will be required. See note 4k.

b)
Pursuant to the efficiency and cost-cutting measures implemented by the company, and as part thereof, the Board of Directors of the company approved an agreement signed by the company on November 10, 2011, with the union of company employees and with the New General Histadrut Union in the Hadera region (“The Agreement”), within whose framework it will be agreed, inter alia, to update the collective employment agreements, along with an early retirement plan of an approximately 70 employees of the Company, before December 31, 2011.

Along with the assimilation of the items in the agreement, the company is expected to make provisions in its financial statements during the fourth quarter, to account for the expected retirement costs, amounting to a total of approximately NIS 30.1 million, on account of the employees of the consolidated companies will be opting for early retirement and a sum of approximately NIS 5.0 million, on account of the employees of an associated company who will opt for early retirement. The total anticipated impact in the financial statements of the company for the fourth quarter of 2011 is expected to amount to approximately NIS 35.1 million.

NOTE 9  -           RECLASSIFICATION

The Group reclassified an amount of NIS 43,395 thousand from deferred tax assets to deferred tax liabilities in the comparative figures as at September 30, 2010. The re-classification is due to offset of deferred tax assets against deferred tax liabilities, under the terms of offset, in IAS12.

	As of September 30, 2010
	As was classified in the past	The change	As classified in these statements
	NIS in thousands
Deferred tax assets	45,403	(43,395)	2,008

Deferred tax liabilities	69,452	(43,395)	26,057

Financial Valuation of the
operations of
Hadera Paper - Printing and
Writing Paper Ltd.
Pursuant to the Directives of IAS 36

To the attention of:
Hadera Paper Ltd.
Hadera Industrial Zone

Dear Sir/Madam:

Re:	Financial Valuation of the operations of Hadera Paper - Printing and Writing Paper Ltd.

We have been commissioned by HADERA PAPER Ltd. (hereinafter: "Hadera Paper" or "The Company") to conduct a financial valuation of the operations of Hadera Paper - Printing and Writing Paper Ltd. (hereinafter: "Hadera Paper Printing") The purpose of this professional opinion is to determine the utilization value of the operational assets of Hadera Paper Printing, according to the directives of IAS 36 (Asset Impairment), as at September 30, 2011.

Hadera Paper holds 75% of the shares of Hadera Paper Printing, while Mondi AG (hereinafter: "Mondi") indirectly holds 25% of the shares of the company, following the acquisition of 25.1% of the shares of Hadera Paper Printing from Mondi, that was finalized on December 31, 2010. Mondi possesses a perpetual PUT option (hereinafter: "The Option") for the sale of its holdings in Hadera Paper Printing to Hadera Paper, under predetermined conditions.

In my opinion, in view of the data I received, the enterprise value of Hadera Paper Printing, as at September 30, 2011, is estimated to lie in the range between NIS 366-373 million. The balance of net operating assets, in the financial statements of Hadera Paper Printing, at this date, amounted to approximately NIS 325 million.

This valuation was prepared in the midst of a global financial and economic crisis. The  said crisis may have a significant effect on future economic activity globally, and in Israel in particular, and at this point it is impossible to estimate the scope of its effect. True to the date of preparation of this professional opinion, there are increasing signs pointing toward a certain easing up of the crisis in the United States, along with the deepening the crisis in Europe. The main impact of the crisis is reflected in difficulties in raising capital, a decrease in real term demand and an erosion in the profitability of the business sector, inter alia, on account of the social protests that began in 2011 various countries around the world, including Israel. We note that the intensity of the crisis in Israel has thus far been significantly lower than its intensity in other nations.

A

We emphasize that this is a crisis that crosses both continents and sectors and it is therefore not possible, at this stage, to estimate neither the depth nor the duration of this crisis. For the purpose of the valuation, it was assumed that the economic crisis will moderate in the coming year, as the global economy gradually recovers, as detailed in section 1.b. of the professional opinion.

For the purpose of preparing this opinion I have used the following sources of information:

-	Financial statements of Hadera Paper Printing for the years 2008-2010 and for the period between 1-9/11;

-	Public announcements made by Hadera Paper;

-	Information and clarifications received from the management of Hadera Paper Printing and from the management of Hadera Paper;

-	Sector-specific information.

In the preparation of this opinion no independent checks were carried out on the reports and data that I received and no actions were taken which involved any due diligence or audit according to accounting principles, except for reasonable general checks, and therefore the inclusion of the data in this opinion is not intended as proof of the correctness or completeness of these data.

As with any financial valuation, this valuation is supposed to reasonably and fairly reflect a given situation at a particular time, on the basis of known data and with reference to basic assumptions and forecasts that were made on the basis of this information. The description of the business activities, and the assumptions and the estimates that have been made do not presume to be complete and relate only to the principal among them.

All the historical data in this opinion are presented in nominal New Israeli Shekels (NIS) unless otherwise stated. All forward-looking data, including business forecasts and costs of capital are presented in real values unless otherwise stated. Differences in total sums in the report below, such as they exist, derive from the rounding of the data for presentation purposes only, in accordance with accepted rounding conventions.

B

I give my consent for this opinion to be included and/or cited in the reports of Hadera Paper.

I have no personal interest in Hadera Paper Printing and in any companies controlled / owned thereby, nor in interested parties in the Company, and there is no dependency between me, Hadera Paper Printing, and interested parties in the Company.

For additional information pursuant to Securities Regulation (Periodic and Immediate Reports), 1970 see appendix A of the opinion.

It should be noted that in the context of our engagement to carry out this professional opinion, my liability was limited, in respect of damage of any kind or type, excluding damage caused negligently and/or maliciously and/or willfully, to the amount of the fee paid in respect of the engagement. I have also received from you indemnification for any amount I shall be required to pay to any third party by finalized verdict with respect to preparation of this opinion, as well as for any reasonable legal expenses - unless it would be determined that I have acted negligently and/or maliciously and/or intentionally with regard to this opinion.

Please find the detailed professional opinion below.

Sincerely Yours,

Vadim Portnoy1

Date: November 15, 2011

1 Below are the details concerning my education and professional experience:

Undergraduate degree from Hebrew University, Jerusalem in Economics and Accounting (1994), CPA (since 1997), MBA from Hebrew University, Jerusalem (1998).

Thirteen years of experience in business and financial consulting, including examination and performance of valuations and professional financial opinions including for companies operating in the paper and paper products sector. My professional experience includes, inter alia, positions with the Israel Securities Authority and with Swari Eichman Ltd., and as independent consultant since 2004.

Since 2000 I have been a lecturer in courses on the subject of company valuations at the School of Business Administration of the Hebrew University of Jerusalem.

C

Appendices

Appendix A -	Additional information pursuant to Securities Regulations (Periodic and immediate reports), 1970

1.	Background

We have been commissioned by HADERA PAPER Ltd. (hereinafter: "Hadera Paper") to conduct a financial valuation of the operations of Hadera Paper - Printing and Writing Paper Ltd. (hereinafter: "Hadera Paper Printing"), as at September 30, 2011. The purpose of this professional opinion is to determine the utilization value of the operational assets of Hadera Paper Printing, according to the directives of IAS 36 (Asset Impairment), as at September 30, 2011.

Hadera Paper Printing is engaged in the production, importing, sale and marketing of writing and printing paper (hereinafter: "fine paper"). Hadera Paper holds 75% of the shares of Hadera Paper Printing, while Mondi AG (hereinafter: "Mondi") indirectly holds 25%.

On December 31, 2010, a transaction was completed whereby Hadera Paper acquired 25.1% of the shares of Hadera Paper Printing from Mondi, in consideration of €10.4 million. The value of the shareholders' equity of Hadera Paper Printing, as derived from the said acquisition transaction, amounts to NIS 157 million. Mondi holds a perpetual PUT option  for the sale of its holdings in Hadera Paper Printing to Hadera Paper, under predetermined conditions.

The objective of this professional opinion is to examine the need for impairment of the asset value of Hadera Paper Printing, in accordance with the directives of IAS 36.

a.	General

Hadera Paper Printing is the only manufacturer in Israel of fine paper. Moreover, the company imports paper products that it does not produce and exports its surplus production overseas. The Hadera Paper Printing plant, located in the city of Hadera, operates at full capacity.

Until 1999, the fine paper segment was managed as a division of Hadera Paper and as part of its core business. In 1999, an Austrian company names Neusiedler AG, acquired 50.1% of the Division, whose operations were transferred into a company established for this purpose, prior to the transaction. Upon completion of the transaction, the company held 49.9% of Hadera Paper Printing, while Neusiedler AG held 50.1%, as mentioned above. Upon the acquisition of Neusiedler AG by the Mondi Holdings group of South Africa, its name was changed to Mondi Business Paper Ltd. And late changed again to Mondi AG.

1

Both shareholders of Hadera Paper Printing are active in the paper and paper products sector. Mondi is one of the leading global producers of fine paper. Hadera Paper, in addition to holding Hadera Paper Printing, is active in several sectors, including: Manufacture of packaging paper, manufacture of corrugated board and paper and board packaging, recycling of paper and board, production of consumable goods and more.

The following is a summary of the business results of Hadera Paper Printing:

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Revenues	770	732	669	728	554	554
Gross Profit	82	83	91	88	74	29
Operating Profit	34	34	40	31	30	(13)
Rate of change in revenues	8.2%	(4.9)%	(8.6)%	8.8%
Gross margin	10.6%	11.3%	13.6%	12.1%	13.4%	5.2%
Operating margin	4.4%	4.7%	6.0%	4.3%	5.4%	(2.3)%

The decrease in the profitability of Hadera Paper Printing during the first nine months of 2011 originated primarily from a change in the mix of products sold, the erosion of the margin between product price and raw material costs - primarily pulp, temporary malfunctions in manufacture during the first half of 2011 and the erosion of profitability of imported products. During the third quarter, the Mondi manufacturing network operated flawlessly, with no incidents such as those that occurred and were handled in the first half of 2011.

Hadera Paper Printing numbers approximately 300 employees.

2

Hadera Paper Printing has no predetermined dividend distribution policy. In 2010, dividend of approximately NIS 14.4 million was declared and was actually distributed in 2010 and in 2011. No dividend was declared in the years 2008, 2009 and 2011.

b.	Macro-Economic Environment

This valuation was performed during a very challenging period, making it difficult to develop forecasts and estimates of growth rates and profit margins. The main difficulty stems from the uncertainty that characterizes the global economy since the beginning of the global economic crisis in 2008. The level of macro-economic risk remains high, including frequent changes in commodity prices, low interest and elevated risk premiums, in relation to the forecast for these parameters in the long term, high unemployment rates and extraordinary government debts in the nations that lead the global economy (United States, part of the European Union countries and others). The considerable variance between the various countries in the euro bloc - and especially the condition of Greece, Spain, Ireland, Portugal and Italy - is threatening the political and economic stability of the union.  The unsettling of the political stability in Mediterranean nations (Libya, Tunisia, Egypt, Syria and others) may also possess an adverse effect on the global economy, primarily as concerns the prices of energy sources and the migration of refugees into neighboring nations.

We emphasize that alongside the risks, there also exist encouraging signs for the global economy, such as the continued growth of large economies such as Canada, Australia, China and others - despite the economic crisis, the relatively rapid recovery of financial markets and commodity prices from the 2008 crisis, and the willingness of the leaders of the countries in crisis to jump start their economies using both fiscal and monetary measures.

3

In the world

The recovery of the global economy from the 2008 crisis was more rapid than anticipated. In 2010, the growth rate of the global economy reached 4.1%, after having shrunk 1.9% in 2009. Nevertheless, the economic events in the summer of 2011, chief among which were concerns regarding the re-emergence of the economic crisis as a result of fears from the bankruptcy of nations and banks in Europe, serve to prove that the path towards economic recovery will be long.

The recovery of the global economy from the 2008 crisis was not uniform in its intensity. Whereas South-East Asia, China, India, Brazil and some of the developed nations, including Canada, Australia and Israel - the slowdown was purely of a temporary nature, most developed nations were relatively hard-hit and have yet to recover. Slower-than-anticipated growth is observed primarily in the European Union countries, the United Kingdom and Japan, coupled with severe economic crises in Spain, Portugal and Greece. The labor markets in the developed nations reflect a lower-than-desired growth rate, with unemployment rates in the United States and in Western Europe remaining above 9%, with extraordinary unemployment rates in Southern European nations such as Spain (20%) and Portugal (12%).

The rise in commodity prices in early 2011, the deterioration of the debt crisis in Greece and the situation of Spain, Ireland, Portugal and even Italy - alongside an unprecedented level of public debt in the United States have all raised concerns regarding a double-dip recession.

4

In this manner, the S&P 500 Index, that recovered to a great extent during 2009-2010 from the slump at the peak of the crisis in 2008, began losing ground again in 2011:

S&P 500 Index

The forecasts of the International Monetary Fund (IMF) were recently updated in light of the above-mentioned state of the markets. The forecasts that reflect a rise in the probability of a "double dip" recession indicate expectations for continued economic growth, albeit at a relatively low rate, over the next two years. According to this forecast1, the global growth rate is expected to total approximately 4% in the years 2011-2012. However, the growth process is imbalanced and the forecast is for accelerated growth in developing nations (approximately 7%), while in developed nations, the growth rate forecast is only 2%. In light of the events of the summer of 2011, the updated forecasts of the IMF indicate a potential decrease in the global growth rate, from approx. 4% to approx. 3% per annum. In this context, we emphasize that accelerated growth in developing nations is usually accompanied by a sharper rise in demand for basic consumer goods, than accelerated growth in developed nations. This explains the risk for a continued increase in commodity prices in general and in food prices in particular.

The investor "Volatility Index" (VIX) that measures the inherent variance in the S&P 500 Index, also indicates a decrease in investor concerns in the years 2009 and 2010, along with a rise in concerns in the summer of 2011. The index recorded an all time high of over 70 points in 2008, and moderated to around 30 points in mid-2009. In late 2010, the index fell to under 20 points, and traded in the same range, 10-20 points, as it did prior to the economic crisis. During the summer of 2011, the index soared to a level of 45 points, due to concerns regarding a debt crisis in Europe, as mentioned above.

1  IMF, World Economic Outlook Update, June 17, 2011.

5

At the present time, the warning signs include unprecedented public debt in the United States and in additional countries, concerns for the fate of the euro bloc and the euro as a currency, escalating unemployment in Europe, lack of political stability in Mediterranean nations and more. The encouraging signs include an improvement in economic indexes in the United States, rising willingness on the part of European leaders for involvement in the economy of the euro bloc, relative stability in Asia economies and more.

In Israel

In Israel, the influence of the global economic crisis of 2008 on the local economy was relatively limited. The local capital market did indeed respond strongly to the global crisis, but when it was discovered that the Israeli economy was not as hard hit from the crisis as other western nations, the stock indexes bounced back in 2010 and even exceeded the peak levels recorded prior to the crisis. The indexes decreased in 2011, as follows:

6

TA 25 Index

In the first half of 2011, the Israeli economy continued to grow relatively rapidly, with GDP growing at 4%, unemployment reaching a record low of 5.5% and inflation rising as a result of the low interest rate, rise in commodity prices and surplus domestic real-term demand. The low interest rate accelerated the process of rising residential real estate prices, due to surplus demand over supply in the local market.

According to Bank of Israel forecasts, the expected growth rate in 2011 is 5.2%, while the unemployment rate is expected to decrease to only 5.8%. The forecast for 2012 indicates expected growth of 4.2% in GDP, along with a low unemployment rate of 5.8%.

GDP change in Israel, including forecast for 2011-2012

Source: Bank of Israel. Updated forecast - June 2011.

It should be noted that the Bank of Israel estimates that were published in proximity to the completion of this professional opinion, indicate that the growth rate in Israel years 2011-2012, similarly to the growth rate of the global economy, will be lower than the above-mentioned earlier forecasts.

7

The principal economic risks to the Israeli economy currently stem from the unique situation of the domestic economy. The cooling down of the capital market and real estate market, that recorded record highs in 2010, necessitated the raising of the NIS-denominated interest rate, by the Bank of Israel in 2010 and in the first half of 2011, as opposed to the interest trend globally. Moreover, the strengthening of the NIS during the past several years, vis-à-vis the principal currencies, primarily the US dollar, is jeopardizing exports and industrial manufacturing. This trend may grow stronger as the NIS interest rate rises.

Over the last two years the Bank of Israel has adopted a policy of gradual interest rate hikes in order to cool down the soaring capital and real estate markets and has accelerated the pace of interest rate increases in the first half of 2011. In the last several months, interest rate remained unchanged and even reduced by 0.25% per annum. The following illustrates the development of the Prime2 interest rate in the economy:

2  The Prime interest rate is derived from the interest rate offered by the Bank of Israel to financial institutions and is used to set the price of unlinked credit at a  variable interest rate.

8

In order to reduce the influence of the above mentioned increase on the exchange rates of the NIS, the Bank of Israel purchased foreign currency valued at approximately $50 billion during the years 2009-2010. At this stage, it remains unclear whether and at what intensity, will the Bank of Israel Continued to intervene in foreign currency trading. It would appear that this instrument has run its course and that there exists a risk from the continued strengthening of the NIS, as interest continues to rise.

The raising of prime interest rate has brought about a higher rate of interest in the long term NIS track, as the yield to maturity on government bonds at a fixed nominal interest rate (Shachar) for the medium-term and long-term has increased the level of 5-5.5% per annum. However, the raising of the Prime interest rate by the Bank of Israel has not yet been reflected in the long-term real interest rate, probably due to inflation expectations in the next few years.

A study of the seasonal structure of the yield-to-maturity of CPI-linked  government bonds at a fixed interest rate (Sagi and Galil) shows that in each of the years 2007-2011, the interest rate curve has fallen, all along the curve. In early 2011 however, the yield-to maturity for a period longer than 25 years for CPI-linked government bonds fell to 3% per annum, as follows:

Gross Yield to Maturity Rate -
CPI-linked, fixed interest government bonds

Source: The Bank of Israel

9

In 2011, social protests broke out across Israel, widely referred to as the "Cottage Cheese Protests". The protests erupted due to the cost of living in Israel, as compared with other western nations. A considerable portion of the claims of the protesters are directed toward producers and marketers in the food sector, headed by the leading companies in the dairy, snacks, retail marketing and other sectors. The common denominator of all the companies toward which the protests are directed concerns of their relative power in the sector and/or in certain branded products.

One of the outcomes of the social protests is the anticipated involvement on the part of the government in certain sectors, first and foremost the food sector, real estate, holding companies and more. A byproduct of the social protests is an increase in consumer awareness toward the management of the household budget, including a reduction in demand for consumer goods and a transition toward more inexpensive products. This process may possess repercussions on the level of local consumption. Nevertheless, it would appear that the said protests will not have a material impact on the growth rate of Israel in the medium and long term.

For the purpose of the preparation of the following professional opinion, it was assumed that a slow improvement in the economic situation would continue over the next several years, both globally and in Israel.
It was further assumed that despite nominal interest rate changes anticipated in the years ahead, there will not be any significant change in the real interest rate environment in the economy.

10

2.	Business Environment

a.	Products and competition

Hadera Paper Printing deals in the manufacture, importing, marketing and sale of fine paper. Fine paper is divided into several different types according to the manufacturing method (coated paper, uncoated paper, etc.), by raw material (pulp-based, recycled, etc.) and by various quality indexes (density - weight per square meter, whiteness, etc.).

Hadera Paper Printing produces uncoated fine paper made of pulp, ranging in weight between 48-170 grams per square meter, with most of the manufacturing focusing around weights of 70-90 g/m², that is the most common type of paper in Israel for writing and printing purposes for offices and private use. Over the past several years, Hadera Paper Printing has developed fine paper based on paper waste, as part of the global trend of product recycling. The development currently focuses on unique new products with high added value.

The paper manufactured by the company is marketed under the brand name Hadera Paper, as well as an additional brands including the private labels of local customers.

Hadera Paper Printing imports fine paper of various types that it does not produce in Israel, including printing paper with a high spatial weight, coated paper for the printing sector, colored paper, etc.

11

Some of the products of Hadera Paper Printing are intended for exports. Following below is the distribution of the operations of Hadera Paper Printing:

As mentioned above, Hadera Paper Printing is the only manufacturer of fine paper in Israel. Competing imports include paper of the types manufactured by Hadera Paper Printing, as well as the types of paper it imports. Some of the imports that compete against the paper produced by Hadera Paper Printing are based on spot transactions for the purchasing of inventories in Europe, and are carried out by office supplies and paper distributors. The volume of these imports changes from one year to the next as a function of the availability and prices of fine paper surpluses in Europe.

The leading paper importers in Israel include: Niris Ltd., Ronimer Ltd., Elenfer Trading Ltd., Mey Hanachal Ltd., B.O.R. Rose Brotherhood Ltd. and others.

12

The price of fine paper is derived from the surplus output capacity in the sector. Due to the high transportation costs, Israel is mainly affected by surplus production costs in Europe. The exploitation rate of output capacity in Europe has decreased in the past several years from a level of 90-95%, to a level of 85-90% and is expected to remain in this range in the next several years as well, as illustrated below:

Domestic demand for the products of Hadera Paper Printing stems primarily from the level of economic activity and the size of the population, and is affected by long-term trends such as environmental conservation, printed media consumption habits, demand for books, etc.

The supply of fine paper products in Israel is derived primarily from the output capacity of the Hadera Paper Printing plant as well as the importing of paper from overseas. The volume of imports is influenced by the difference between the price fine paper overseas and its price in Israel, the cost of transportation, etc. Surplus demand/supply overseas is derived from the level of demand and the pace of construction/shutting down of fine paper production plants, primarily in Europe.

b.	Customers

Hadera Paper Printing operates in four segments of the Israeli market:

-	Printing Sector Marketing of fine paper manufactured by Hadera Paper Printing and imported coated paper. The paper is usually supplied to this sector in large sheets or rolls.

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-
Office supplies retailers

Marketing and sale of writing paper for private and office uses (mainly A4 sheets) to office supplies retailers. Hadera Paper Printing's customers include the three largest office supplies retailers in Israel: Office Depot, Kravitz and Graffiti3, smaller marketers and large commercial and institutional customers, such as government offices, banks, etc.

-	Independent distributors Hadera Paper Printing markets its products to small customers through independent distributors.

-
Paper product manufacturers

In this segment, Hadera Paper Printing markets fine paper to manufacturers of paper products: Envelopes, notebooks and writing pads, and to businesses specializing in digital printing (office stationery, greeting cards, etc).

Hadera Paper Printing possesses over 450 local customers, from various sectors, as mentioned above. Hadera Paper Printing is not dependent upon any large customers (no single customer exceeds 10% of the turnover).

The exporting of the products of Hadera Paper Printing (mostly A4 sheets) is made primarily the United States and Jordan, as illustrated below:

3  Graffiti is wholly owned by Hadera Paper.

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c.	Raw Materials and Suppliers

Hadera Paper Printing's main raw material is pulp which on average, constitutes 50% of the cost of production. Additional materials include chemicals, additives, energy, etc. Hadera Paper Printing uses Mondi's purchasing system to buy imported pulp and chemicals. In return for these services, Hadera Paper Printing pays Mondi a fee equal to 1% of the purchasing volume.

The SPI Index measures of the difference between the average price per ton of fine paper and the average cost per ton of pulp and serves as an accepted indication for the profitability of the fine paper industry worldwide. Between the years 2007-2009, the index rose from approximately $350 per ton to approximately $540 per ton. Starting in 2010, the index has eroded to a level of approximately $420 per ton of paper on average and in 2011, even crossed the $400 per ton barrier, on its way down, as illustrated below:

Source: Hadera Paper Printing.

15

Prior to the economic crisis of 2008, the price of pulp reached approximately $750 per ton. With the eruption of the economic crisis of 2008, the price of pulp decreased, along with the prices of other commodities, to a record low of approximately $450 per ton. This price began to recover in mid-2009. During the past four quarters, the price of pulp revolved around $800 per ton, as illustrated below:

Source: Monitoring by Hadera Paper Printing.

According to an estimate by EMGE4, the price of pulp is expected to decrease in the next several years to levels ranging between $600 and $700 per ton, while the SPI Index is expected to rise to a level of $500-$600 per ton.

Pulp is purchase from three principal suppliers, as part of Mondi's long-term purchase agreements and in its opinion, the company is not dependent on these suppliers or on Mondi.

In green products, part of the pulp is replaced by paper waste (up to 50%). The cost of paper waste is lower than the cost of pulp, although the manufacturing process necessitates additional chemicals and additives, beyond those used in the manufacturing process using only pulp. Consequently, the company estimates that a transition to using paper waste as a replacement for pulp will not lower the cost of the products at this stage.

Additional significant raw materials in the manufacture of fine paper include chalk and starch. Chalk is purchased from a local producer, Oumia Shfeya Ltd. Starch is purchased from a local producer and from foreign suppliers.  The chalk producer is the only producer of its type in Israel, and Hadera Paper Printing is consequently dependent upon this supplier. In the event that Hadera Paper Printing will not be able to purchase chalk from local suppliers, it will be exposed to higher material prices due to the need to import them into the country. The volume of purchase of chalk and starch represents approximately 6% of total purchasing by Hadera Paper Printing.

4  Source: EMGE Europe-30 Paper Market Series

16

Most of the raw materials used in the manufacture of fine paper are commodities or their prices are derived from the prices of commodities and are denominated in foreign currency. On the other hand, the prices of Hadera Paper Printing's products on the local market are denominated in shekels and are not directly linked to the prices of commodities. As a result, Hadera Paper Printing is exposed to fluctuations in the prices of pulp and chemicals as well as to fluctuations in currency exchange rates. Furthermore, Hadera Paper Printing is also exposed to energy prices, primarily natural gas and electricity.

Hadera Paper Printing estimates that, due to the fact that the competing products are imported from overseas, there exists a correlation in the medium and long term, between the price of the products in Israel denominated in NIS and the imported manufacturing inputs, whose prices are denominated in foreign currency. In the short term, it is possible that fluctuations in raw material prices and currency exchange rates will not be translated into product prices on the domestic market and may consequently lead to a relatively sharp change in the profitability of Hadera Paper Printing, as was the case in 2011.

Hadera Paper Printing purchases energy from Hadera Paper. At the end of 2007, Hadera Paper's energy center began using natural gas instead of fuel oil, to generate electricity and steam. As a result, in 2008 Hadera paper Printing's steam costs began to drop. In 2011, a new agreement for the supply of natural gas was signed between Hadera Paper and Yam-Tethys Group, for a period of two years starting July 1, 2011. The price of gas in the agreement was derived from a formula that takes into account several parameters, including the price of petroleum. In 2011, the price of gas derived from the said formula was considerably higher than the gas price paid by Hadera Paper until June 30, 2011. Consequently, the energy costs of Hadera Paper Printing rose by approximately NIS 18 million per annum.

17

According to sources in the Israeli energy market, with the completion of the development of sufficient natural gas sources in the years 2012-2013, the cost of gas to Israeli consumers is expected to decrease. At the same time, a decrease is expected in the energy costs of Hadera Paper Printing, upon termination of the current natural gas purchasing agreement that is expected to terminate in June 2013.

d.	Production and distribution

Hadera Paper Printing's production plant is located in Hadera and has an output capacity of 144 thousand tons fully exploited. In 1999, the plant's output capacity was 90,000 tons per year, but owing to the use of Mondi's international know-how, its output capacity rose to approximately 120,000 ton per year. In 2005, the plant's output capacity was increased by 20,000 tons per annum as a result of improvements in the paper machine and optimization of the production process, following an investment of $12 million. Following below, is the development of the output capacity:

The plant has operated at full capacity during the past several years. An investment in upgrading the manufacturing line is planned for 2012. The aim of the investment is to improve the efficiency of the line and adapt it to the manufacture of new products.

18

The Hadera Paper Printing plant in Israel is an old type plant characterized by a considerable distance from the sources of raw materials and by low output capacity, in relation to the plants that are currently being built in the sector. Fine paper manufacturing plants around the world are currently being built in proximity to natural forests or dedicated woods that serve as a source of raw material for the plant. The output capacity of these new plants does not usually fall below 500,000 tons of fine paper per annum, and they are investment intensive. Consequently, the chances that an additional fine paper plant will be established in Israel, are low.

In 2008, Hadera Paper Printing entered into an agreement with Bay-Side Land Corporation Ltd.5 for the rental of the logistics center that will be built for this purpose in Modi'in. Upon completion of the construction of the center in late 2010, the distribution of Hadera Paper Printing products was relocated from three separate logistics centers in Hadera, Holon and Haifa - to the new logistics center, possessing a constructed area of approximately 8300 m².

e.	SWOT Analysis

Strengths

-	Only manufacturer of fine paper in Israel.

-	The required capital investment constitutes a high entry barrier for paper manufacturers and consequently, the probability of establish an additional fine paper plant in Israel is slim.

-
Mondi, one of the leading global manufacturers of fine paper, holds 25% of the shares of Hadera Paper Printing, thereby providing access to the know-how and purchasing systems of Mondi around the world.

-	Hadera Paper Printing products are well known as high-quality products, that meet stringent quality requirements.

-	A diverse products mix.

5  A company indirectly controlled by IDB Development Co. Ltd., which in turn indirectly controls Hadera Paper.

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Weaknesses

-	Full utilization of output capacity, increasing production above the potential lies in the optimization of the production process and requires investments in the paper machine.

-	The main raw material – pulp - is not produced in Israel. The chances of significantly expanding the plant or acquiring a new paper machine for the plant in Israel, are slim.

-	Dependence upon a local supplier of chalk.

-	Exposure to prices of raw materials, exchange rates and energy prices.

-	Company dependence upon exogenous factors such as fine paper prices and pulp prices globally (SPI Index).

Opportunities

-	Additional expansion of output capacity through optimization of the process at a small investment.

-	Development and manufacture of unique / niche products, primarily for exports, while considerably improving the company's profitability.

-	Expansion of the "green" product line and relying upon the Mondi R&D in order to reduce their manufacturing costs.

Threats

-	Competing imports of surplus manufacturing from Europe at dumping prices.

-	Deepening of the economic crisis, including a reduction in paper for business needs.

-	Deterioration of the security / political situation in the region could adversely impact direct exports.

-	Erosion of SPI globally as a result of the economies of scale of the new plants, while harming the profitability of the old plants.

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3.	Financial Analysis

The following tables include a summary of the consolidated financial statements of Hadera Paper Printing:

Statements of Income

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Revenues	770	732	669	728	554	554
Cost of Revenues	688	650	578	640	480	525
Gross Profit	82	83	91	88	74	29
Selling and marketing expenses	38	38	40	43	32	37
General & Administrative Expenses	11	10	11	14	12	5
Other Income (Expenses)	-	(1)	-	-	-	-
Operating profit (loss)	34	34	40	31	30	(13)
Financial expenses, net	8	8	11	2	2	9
Pre-tax income (expenses)	25	26	29	29	28	(22)
Tax expenses (income)	7	7	1	7	7	(5)
Net Income (loss)	18	19	28	22	21	(17)
EBITDA	44	46	52	43	39	(4)

Rate of change in revenues	8.2%	(4.9)%	(8.6)%	8.8%
Gross margin	10.6%	11.3%	13.6%	12.1%	13.4%	5.2%
Operating margin	4.4%	4.7%	6.0%	4.3%	5.4%	(2.3)%
Net margin	2.3%	2.6%	4.2%	3.0%	3.8%	(3.1)%
EBITDA %	5.8%	6.2%	7.8%	5.9%	7.0%	(0.7)%
Effective tax rate	28.6%	26.8%	3.4%	24.1%	25.0%	22.7%

Balance Sheets
	31/12/10	30/9/11		31/12/10	30/9/11
	NIS millions			NIS millions
Cash and cash equivalents	13	8	Short-term bank credit	93	136
Accounts receivable	176	216	Current maturities of long-term credit	4	3
Other accounts receivable	6	2	Suppliers and service providers	120	122
Inventories	162	138	Debt to Hadera Paper, net	54	52
			Others	29	25
			Declared dividend	9	-
Total current assets	357	364	Total current liabilities	309	338
			Long-term deferred income tax	22	17
			Long-term credit net of current maturities	9	7
Intangible Assets	3	3	Liabilities in respect of employees, net	3	2
Total long-term investments	3	3	Total long-term liabilities	34	26
Fixed assets, net	146	143	Shareholders' equity	163	146
Total Assets	506	510	Total Capital and Liabilities	506	510

21

a.	Revenues and Profitability

The revenues of Hadera Paper Printing originate, as mentioned above, from the sale of products manufactured by the company as well as from the marketing of purchased products. In 2011, the relative proportion of products manufactured by Hadera Paper Printing decreased to approximately 72%, as compared with 78-79% in the past several years, as follows:

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Revenues from manufacturing operations	580	570	531	570	432	400
Rate of change	9%	(2)%	(7)%	7%		(8)%
Revenues from commercial operations	190	163	138	158	122	154
Rate of change	7%	(14)%	(15)%	14%		27%
Total revenues	770	732	669	728	554	554
Weight of manufacturing operations	75%	78%	79%	78%	78%	72%

The decrease in the proportion of the industrial operations out of total operations is attributed to the lower revenues from industrial operations, primarily as a result of the erosion of prices 2011, coupled with temporary malfunctions in manufacturing in the first half of 2011, on the one hand, coupled with a relatively sharp increase in commercial operations during that year, on the other hand.

The decrease in the gross margin during the first nine months of 2011, is attributed to the erosion of profitability of the industrial operations, primarily as a result of higher pulp prices, against the background of lower product prices and the erosion of the profitability of commercial operations due to the trade conditions created during that period. The weakening of the NIS vis-à-vis leading global currencies during that year had an additional impact on the profitability of Hadera Paper Printing, since most manufacturing inputs and all purchase products are purchased in prices denominated in foreign currency.

22

At the same time, the cost of raw materials in the manufacturing operations increased from approximately 61-67% in the years 2007-2010, to approximately 72% in the first nine months of 2011. The increase in the cost of raw materials originates primarily from the rise in global pulp prices, alongside the weakening of the NIS during the first nine months of 2011. These higher prices were not reflected in the prices of the products sold. The decrease in the profitability of the commercial operations is attributed to a change in the product mix and the weakening of the NIS during the first nine months of 2011. The following is the composition of the cost of sales:

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Materials	383	373	292	392	295	280
Cost of labor	41	43	44	47	36	37
Energy	58	49	48	43	32	35
Other manufacturing costs	33	39	34	29	22	21
Changes in inventories	(13)	(8)	32	(12)	(14)	7
Depreciation	10	12	11	11	9	8
Cost of purchased products	176	142	117	130	101	136
Total cost of revenues	688	650	578	640	480	525

% materials*	64%	64%	61%	67%	65%	72%
% purchased products	92%	87%	85%	82%	83%	88%
% Change in cost of labor	7%	5%	3%	7%		4%
% other manufacturing costs	11.8%	12.1%	12.3%	9.9%	9.8%	10.2%
* Including changes in inventories

The selling and marketing expenses are composed primarily of fixed costs such as personnel, maintenance and rental fees, which together constitute over 70% of the total selling and marketing expenses. The cost of labor in the marketing and administrative expenses grew by an average of 2% per annum between the years 2007 and 2010.

Variable expenses on account of packaging, transportation and shipment grew during the past several years, from approximately 1.3% of the revenues of Hadera Paper Printing in 2007, to approximately 2% at the present time, primarily as a result of an increase in exports to the United States.

23

During the first nine months of 2011, revenues were recorded under the item doubtful debts, as a result of the cancellation of a provision that was recorded in earlier years. The average percentage of provisions for doubtful debts amounted to approximately 0.2% during the past several years, out of the total revenues of Hadera Paper Printing. The following is the composition of the overhead of Hadera Paper Printing:

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Cost of labor	19	20	20	20	15	16
Packaging, transportation and shipping	8	8	10	12	9	10
Maintenance and rent	8	8	8	9	6	11
Others	3	2	2	2	2	1
Total selling and marketing expenses	38	38	40	43	32	37
Cost of labor	4	4	4	5	4	3
Provision for doubtful debts	0	1	3	4	4	(1)
Others	7	5	4	5	4	3
Total general and administrative expenses	11	10	11	14	12	5

% Change in cost of labor	2.2%	1.3%	0.8%	4.2%		(1.7)%
% variable expenses	1.4%	1.4%	1.8%	1.9%	2.0%	1.9%
% change fixed costs*	10.3%	(12.7)%	(12.2)%	21.7%		38.2%
* Net of cost of labor

The effective tax rate of Hadera Paper Printing during the past several years, net of non-recurring events, was similar to the statutory tax rate. Hadera Paper Printing was recently recognized as an "Approved Enterprise" for tax purposes, subject to meeting certain conditions that have yet to be met. In the event that these conditions are met in the future, the effective tax rate of Hadera Paper Printing may be lower than the statutory tax rate for a period of several years, whose number will be derived from the initial date of the tax benefits. Hadera Paper Printing possesses final tax assessments up to and including 2005.

24

b.	The Financial Situation

The operations of Hadera Paper Printing are finance using shareholders' equity and financial debt, with the level of accounting leverage currently equal to approximately 55%. The net financial debt of Hadera Paper Printing, as at September 30, 2011, is equal to NIS 176 million, as follows:

30/9/11
NIS millions
Short-term bank credit	136
Financial debt to Hadera Paper*	13
Long term credit	10
Long-term deferred income tax**	22
Liabilities in respect of employees, net	3
Total financial liabilities	184
Net of cash and cash equivalents.	8
Net financial debt	176
* Included in debt to Hadera Paper, net
** Deferred tax for valuation purposes was calculated assuming corporate tax rate in 2012 and thereafter would be 25%. See Taxation Assumptions in Section 4b, below.

c.	Working capital requirements

The operating working capital of Hadera Paper Printing is equal to approximately NIS 177-193 million and represents approximately 24-27% of revenues, as detailed below:

	31/12/10	30/9/11
	NIS millions
Accounts receivable	176	216
Inventories	162	138
Suppliers and service providers	120	122
Commercial debt to Hadera Paper*	41	39
Operating working capital, net	177	193
Percentage of revenues	24.2%	26.5%
* Included in debt to Hadera Paper, net

The increase in the proportion of operating working capital as a percentage of revenues in 2011 is attributed to an increase in the accounts receivable balance as at September 30, 2011, as compared with this balance on December 31, 2010, that was partially offset by decreasing inventories during that period. The increase in accounts receivable was a temporary increase originating from the timing of the holiday season at the end of the third quarter of 2011, as compared with the decrease in inventories, that is estimated by Hadera Paper Printing to be permanent and to originate from the company's efforts to reduce working capital.

25

d.	Investments and depreciation

As mentioned above, the last investment in the upgrading of the manufacturing network, was made in 2005. Since the said investment, Hadera Paper Printing makes regular annual investments at a sum that is considerably lower than the level of depreciation, as detailed below:

	2007	2008	2009	2010	Jan-Sept/10	Jan-Sept/11
	NIS millions
Investments	9	11	4	10	3	5
Depreciation	11	12	12	12	9	9
Investment to depreciation ratio	84%	95%	33%	83%	33%	56%

In 2012, the company plans to upgrade the manufacturing network, at a total cost approximately NIS 11 million, in addition to current investments.

e.	Operating assets

The operating assets of Hadera Paper Printing include net operating working capital, fixed assets and intangible assets. The balance of operating assets as at September 30, 2011, amounted to approximately NIS 325 million, as detailed below:

30/9/11
NIS millions
Operating working capital, net	193
Other receivables and payables, net	(23)
Intangible Assets*	12
Fixed assets, net	143
Total operating assets, net	325
* Including intangible assets on account of Hadera Paper Printing in the Hadera Paper books.

26

4.	Estimation of the Enterprise Value

The enterprise value of Hadera Paper Printing is estimated to lie in the range between NIS 366-373 million, as compared with the balance of net operating assets, amounting to approximately NIS 325 million, as detailed in Section 3e,  above.

a.	Methodology

The valuation of Hadera Paper Printing was made using the discounted cash flows method (DCF), which I believe to be the most appropriate method for the valuation of this company.

The discounted cash flows method (DCF) assumes that the Enterprise Value (EV) of the company is determined by discounting the Free Cash Flows (FCF) originating from operating activities, using the Weighted Average Cost of Capital (WACC) of the company. Free Cash Flows (FCF) are derived from a detailed business plan for a determined period of time. In this professional opinion, this period was five years with the addition of one representative year for calculating the residual value.

Free cash flows (FCF) are derived from operating income after taxes, subsequent to adjustments for depreciation, investments and changes in working capital. It was assumed that the cash flows are received in the middle of each year, on average. For the purpose of presentation according to the directives of IAS 36 only, the cash flows and the cost of capital in the model were presented before taxes.

27

The Weighted Average Cost of capital (WACC) is calculated as follows:

Where:

ke	=	Cost of shareholders' equity;

kd	=	Cost of external capital;

T	=	Corporate tax rate;

D	=	Estimated value of net financial debt;

E	=	Estimated value of shareholders' equity;

The equity cost (ke) is determined based on the CAPM model, as follows:

Where:

Rf	=	Risk-free interest rate;

Rm-Rf	=	Market risk-free premium on account of a share that forms part of the market portfolio;

β	=	Correlation coefficient of share return with market portfolio return;

δ	=
Specific risk premium reflecting the unique risks of the company. In this professional opinion, the risk premium was estimated on the basis of historical differences in the returns of companies possessing a relative low market cap in the American market.

b.	Model assumptions

Revenues

The volume of operations of Hadera Paper Printing is derived from the size of the population, changes in the volume of business activity in the economy and the output capacity limits of the company plant. Subject to the working assumptions concerning economic crisis, see Section 1b, above, it was assumed that the revenues from manufacturing operations will grow by 5% and 2.5% during the first two years of the forecast and by 1.5% per annum starting with the third year of the forecast and throughout the forecast period, equal to the expected population growth rate in Israel. It was assumed that following the rapid growth in commercial operations during the past two years, no change would be recorded in these revenues during the first two years of forecast, while starting with the third year of the forecast and thereafter, growth would be 1.5% per annum throughout the term of the forecast, equal to the expected population growth rate in Israel.

28

Cost of revenues

It was assumed that the percentage of the cost of materials out of the revenues of the manufacturing operations will gradually decrease to approximately 63% in the long term, in line with the multi-annual average of the percentage of these costs and as compared with approximately 72%, 67% and 61% during the period between January and September 2011, 2010 in 2009, respectively. This is due to the expected movement in the commercial margin (SPI) in the next several years, as a result of the expected decrease in pulp prices, alongside stability in product prices, as detailed in Section 2c, above.

It was assumed that the cost of labor in the cost of revenues would grow at a rate of 1.5% per annum during the term of the forecast. It was assumed that energy costs would grow at the same rate as the revenues, except for the expected changes in the natural gas price of Hadera Paper in the next two years. It was assumed that other manufacturing costs would grow at the same rate as the company revenues.

Overhead

It was assumed that the cost of labor in the marketing, selling, general and administrative expenses would grow at a rate of 1.5% per annum during the term of the forecast. It was assumed that the total maintenance and rental costs during the first year of the forecast would decrease by approximately 10% in relation to the sum of these expenses in the year preceding the forecast, as a result of the completion of vacating the logistic centers and canceling the need for double expenses and relocation costs, created during the year preceding the date of the valuation. It was assumed that the rate of provision for doubtful debts during the forecast period would be identical to the average rate of provisions by Hadera Paper Printing in the years 2007-2011, that is equal to 0.2% of revenues.

29

It was assumed that the rate of selling and marketing expenses, other than labor wages, as a proportion of the revenues of Hadera Paper Printing, during the forecast period, would be identical to the proportion of these expenses during the first nine months of 2011. It was assumed that general and administrative expenses, other than labor wages and provision for doubtful debts, during the forecast period, shall increase by 1.5% annually.

Profitability in the model

The forecast that is based on the assumptions outlined above indicates a recovery in the gross margin of Hadera Paper Printing, from approximately 5.5% in the year preceding the date of the valuation, to approximately 13.5% in the long term, as compared with 12% and 14% in the years 2010 and 2009, respectively.

The operating margin in the model stabilizes at approximately 6% in the long term, as a percentage of revenues, as compared with an operating loss of approximately 2% and operating profit of 4% and 6% of revenues in the first nine months of 2011, in 2010 and in 2009, respectively.

Taxation

In July 2009, the Economic Efficiency Law for the years 2009-2010 was ratified (legislative amendments for the implementation of the economic plan 2009 and 2010), 2009. The Law stipulates a path for the lowering of corporate tax rates, from 26% in 2009 to 18% by 2016, as follows:

2016	2015	2014	2013	2012	2011
18%	20%	21%	22%	23%	24%

30

In view of the government resolution dated October 30, 2011, to cancel the tax reduction described above and to raise the corporate tax rate to 25% in the year 2012, inter alia, due to the social protests mentioned in Section 1b, above, it was assumed that the corporate tax rate that will be effective in the economy from the year 2012 and thereafter, shall be equal to 25%. Hadera Paper Printing was recently recognized as an "Approved Enterprise" for tax purposes, subject to meeting certain conditions, as stipulated in Section 3a, above. Due to uncertainty regarding the dates when the conditions of this approval will be met, for the purpose of performing the valuation, it was assumed that the effective tax rate during the term of the forecast will be similar to the statutory tax rate.

Investments and depreciation

It was assumed that due to the absence of investments beyond those necessary to preserve the status quo in the past several years and in the business forecast, the sum of the depreciation during the forecast period will be similar to that recorded in 2008, amounting to approximately NIS 12 million.

It was assumed that during the first year of the forecast, the sum of investments will amount to approximately NIS 20 million, in light of a plan to upgrade the manufacturing network, as stated in Section 3d, above. In view of the experience of the last several years, it was assumed that subsequent to the upgrading, the volume of investments during the term of the forecast will be equal to approximately 60% of the sum of the depreciation. During the representative year, the sum of the investments will be equal to the depreciation.

31

Working capital requirements

It was assumed that the rate of working capital of Hadera Paper Printing will gradually decrease during the term of the forecast to a level of approximately 25% of the revenues, similar to the proportion of working capital in 2010, due to the Hadera Paper Printing intentions to reduce working capital.

Weighted Average Cost of Capital (WACC) and long-term growth rate (g)

The real-term cost of capital was determined to be between 9.25-9.75% per annum, or an average of 9.5% per annum. The WACC reflects the following assumptions: Cost of shareholders' equity of 13.3% per annum; cost of debt of 5% per annum; tax rate of 25% and financial leverage of 40%.

The cost of shareholders' equity of13.3% per annum was calculated using the CAPM model, in addition to the specific risk premium (δ), as mentioned above.

The real-term risk-free cost of capital in the model, at approximately 3% per annum, is derived from the yield to maturity rate of CPI-linked Israel government bonds for periods in excess of 10 years, as at September 30, 2011. The cost of debt was determined as the risk-free cost of capital in the model, in addition to the estimated risk premium of Hadera Paper Printing, that was derived from the difference between the yield to maturity rate of the CPI-linked bonds of Hadera Paper and the yield to maturity rate of CPI-linked Israel government bonds with a similar average life span, as at the date of the valuation.

The market risk premium was estimated at 6% per annum, on the basis of the average implied ERP in the United States6 during the six months preceding the date of the valuation. The selection of a six-month average is attributed to the relatively high volatility of the Implied ERP rate in 2011.

6 . Source: http://pages.stern.nyu.edu/~adamodar/

32

Due to the absence of similar companies in Israel and the difficulty in locating similar companies overseas, given the characteristics of Hadera Paper Printing, the unlevered beta (β) for the model was calculated as the average unlevered β of the paper and forest products sector in the United States and in emerging markets7. The operating β that was estimated in this manner, was leveraged according to the leveraged rate of Hadera Paper Printing in the model (relevered β). The beta that was estimated in this manner is equal to 1.04.

The specific risk premium (δ) was determined at the level of the risk premium for a sample of micro-cap companies, at a rate of 4.07%8 per annum.

It was assumed that the Free Cash Flows (FCF) for Hadera Paper Printing would grow in the long term at 1.25-1.75% annually, and at an average of 1.5% annually, similar to the population growth rate in Israel. This assumes that technological improvements will enable Hadera Paper Printing to continue and expand its output capacity from time to time, at an upgrade cost (multi-annual average) that shall not exceed the depreciation expenses.

7  Source: http://pages.stern.nyu.edu/~adamodar/
8  Source: Ibbotson Associates, Inc. 2011 Valuation Edition Yearbook

33

c.	Estimation of the Enterprise Value

Following below is a summary of the business forecast and the calculation of the enterprise value of Hadera Paper Printing:

	2009	2010	2011E*	Year 1	Year 2	Year 3	Year 4	Year 5	Representative year
	Actual			Forecast
	NIS millions
Revenues	669	728	728	755	769	781	792	804	816
Cost of Revenues	578	640	689	691	699	695	694	695	706
Gross Profit	91	88	39	64	70	85	99	109	111
Selling and marketing expenses	40	43	48	49	50	50	51	52	53
General & Administrative Expenses	11	14	7	9	9	10	10	10	10
Operating Profit	40	31	(16)	6	11	25	38	47	48

Rate of change in revenues	(8.6)%	8.8%	0.0%	3.7%	1.9%	1.5%	1.5%	1.5%	1.5%
Gross margin	13.6%	12.1%	5.4%	8.5%	9.1%	10.9%	12.4%	13.5%	13.5%
Operating margin	6.0%	4.3%	(2.2)%	0.8%	1.5%	3.2%	4.8%	5.9%	5.9%
* Based on 12 months ended Sept-30-11, with necessary adjustments.

Year 1
Year 2
Year 3
Year 4
Year 5
year
Operating Profit
6
11
25
38
47
48
Effective tax rate*
25%
25%
25%
25%
25%
25%
Taxes
2
3
6
9
12
12
Depreciation
12
12
12
12
12
12
Investments in fixed assets
(20)
(7)
(7)
(7)
(7)
(12)
Changes in working capital
(2)
(1)
(1)
(1)
(1)
(1)
Discounted cash flows, years 1-5
(5)
11
19
24
26
Remainder value
295
* In the forecast, the effective tax rate is identical to the statutory tax rate.
Presentation for purposes of IAS 36
Free Cash Flows before taxes
(3)
14
30
42
52
47
Cost of Capital before taxes
11.2%
High
Low
value
value
Calculation assumptions
Weighted Average Cost of Capital (WACC)
9.75%
9.25%
Long-term growth rate (g)
1.75%
1.25%
Model results
Enterprise Value (EV)
366
373
369
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
10.50%
347

338

331

324

317

310

304

10.25%
359

350

342

334

327

320

313

10.00%
371

362

353

345

337

330

323

9.75%
385

375

366

357

349

341

333

9.50%
400

389

379

369

360

352

344

9.25%
416

404

393

383

373

364

355

9.00%
432

420

408

397

386

377

368

8.75%
451

437

424

412

401

390

380

8.50%
470

455

441

428

416

405

394

Forecast
NIS millions
Long-term real growth rate (g)
Weighted Average
Cost of Capital
(WACC) for
discounting cash flows
NIS millions

34

Appendix A

Additional Information Pursuant to
Securities Regulations
(Periodic and Immediate Reports), 1970

35

The information following below is provided in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: "The Regulations") requiring disclosure of additional information concerning a material valuation, as detailed in Section 8b and in Addendum 3 to the regulations. The following information complements the information disclosed in the above opinion:

1.	The engagement for performing the valuation was commissioned by the VP of Finance and Business Development of Hadera Paper Ltd., on September 19, 2011.

2.	Following below is the summarized information regarding Section 8b(i) to the regulations

Regulation No.	Information required by regulation
8b. (i)(1)
The aim of the valuation is to examine the enterprise value (EV) of Hadera Paper Printing in order to examine the need for impairment in the financial statements of Hadera Paper, in accordance with International Accounting Standard IAS 36 - Asset Impairment for the purpose of accounting reporting.

8b. (i)(2)	The valuation is as at September 30, 2011.
8b. (i)(3) and (4)
The enterprise value of Hadera Paper Printing as at September 30, 2011, lies in the range between NIS 366-373 million, as compared with net operating assets as at that date, in the sum of NIS 325 million.

8b. (i)(5)
The valuation was performed by Vadim Portnoy, CPA, of Vadim Portnoy Business Consulting Ltd., Following below are the highlights of the education and professional experience of the valuator:
Undergraduate degree from Hebrew University, Jerusalem in Economics and Accounting (1994), CPA (since 1997), MBA from Hebrew University, Jerusalem (1998).
Thirteen years of experience in business and financial consulting, including examination and performance of valuations and professional financial opinions including for companies operating in the industrial sector. My professional experience includes, inter alia, positions with the Israel Securities Authority and with Swari Eichman Ltd., and as independent consultant since 2004. In recent years, I have provided valuations for companies such as: Henson Ltd., Careline Group, Ormat Industries Ltd., Hadera Paper Ltd., Cellcom Israel Ltd., Paz Oil Ltd., Hot Communication Systems Ltd., Israel Discount Bank Ltd. and others.
Since 2000 I have been a lecturer in courses on the subject of company valuations at the School of Business Administration of the Hebrew University of Jerusalem.
I have no personal interest in the shares of Hadera Paper and those of companies controlled / owned thereby, nor in interested parties in the Company, and there is no dependency between me, the Company, companies controlled / owned thereby, and interested parties in the Company.
It should be noted that in the context of our engagement to carry out a valuation of Hadera Paper Printing, my liability was limited, in respect of damage of any kind or type excluding damage caused negligently and/or maliciously and/or willfully, to the amount of the fee paid in respect of the engagement. I have also received from you indemnification for any amount I shall be required to pay to any third party by finalized verdict with respect to preparation of this opinion, as well as for any reasonable legal expenses - unless it would be determined that I have acted negligently and/or maliciously and/or intentionally with regard to this opinion.

8b. (i)(6) and (7)
The valuation was performed using the DCF model.
The real-term Weighted Average Cost of Capital (WACC) that was used in the valuation lies in the range of 9.25%-9.75% per annum.
The residual value percentage from the enterprise value of Hadera Paper Printing is equal to an average of 66%.

36

3.	Following below is a summary of information regarding Section 5 to the third addendum of the regulations:

During the last three years, I performed two valuations of Hadera Paper Printing Ltd., the last of which on June 30, 2009 (hereinafter: "Previous Valuation"). The previous valuation was prepared for the purpose of negotiations between Clal Industries and Investments Ltd. (hereinafter: "CII") and Discount Investment Co. Ltd. (hereinafter: "DIC") in preparation of the acquisition of the DIC holdings in Hadera Paper (approximately 21.5%) by CII.

In the previous valuation, the enterprise value of Hadera Paper Printing was found to be in the range between NIS 365-403 million. The enterprise value in the previous valuation was higher by an average of 4% than the enterprise value in the valuation as at September 30, 2011.

37

Hadera Paper Ltd.

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36, as at September30, 2011

November 2011

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

1.	General	4

1.1.	Objective of the opinion	4

1.2.	Cash generating unit	4

1.3.	About the valuated activity	4

1.4.	Source of information	5

1.5.	Summary of the opinion	5

2.	Limitation of responsibility	6

3.	Structure of the operations and the business environment	8

3.1.	Description of the Company and its operations	8

3.2.	Products and services	9

3.3.	Manufacturing capacity	10

3.4.	Customers	11

3.5.	Marketing and distribution	12

3.6.	Seasonality	12

3.7.	Fixed assets and facilities	12

3.8.	Raw materials and suppliers	12

3.9.	Business environment	13

4.	S.W.O.T. Analysis	17

5.	Financial Analysis	19

5.1.	Income statements	19

5.2.	Balance sheets	20

6.	Methodology	22

6.1.	Summary of the provisions of IAS No. 36, Testing for Impairment of Goodwill	22

6.2.	Stages of testing for impairment of goodwill	22

6.3.	Cash generating unit	22

6.4.	Allocating goodwill to cash generating units	23

6.5.	Fair value less costs of sale and value in use	23

2

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

6.6.	Assets and liabilities of the unit which have to be taken into consideration when comparing to comparing to recoverable value	23

7.	Valuation	24

7.1.	General	24

7.2.	Major assumptions used in preparing the cash flow	24

7.3.	Summary and conclusions of the opinion	29

3

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

1.	General

1.1.	Objective of the opinion

At the request of the management of Hadera Paper Ltd. (hereinafter – “Hadera Paper”), made in September 2011 (through Mr. Shaul Gliksberg, CFO of Hadera Paper), we estimated the usage value of the operations of Carmel Container Systems Ltd. (hereinafter – “Carmel” or the “Company”) (which we believe to be a fair estimate of the recoverable value of the cash generating unit, as defined below) as of September 30, 2011 (hereinafter – the “valuation date”), for purposes of testing the impairment of assets in accordance with IAS 36 (hereinafter – “IAS 36” or the “Standard”).

1.2.	Cash generating unit

The process of identifying the cash generating unit to which the asset belongs involves use of a great deal of judgment which includes tests and parameters the Standard requires to assess when identifying the unit to which the asset belongs.

The cash generating unit was defined by Hadera Paper as the current operations of Carmel herein (the “Cash Generating Unit”).

The identification of the cash generating unit and its composition are under the responsibility of the Company and we rely on the data furnished to us by Company Management. It is also the responsibility of the Company to allocate the impairment loss in order to reduce the carrying value of the assets of the unit.

1.3.	About the valuated activity

Carmel Container Systems Ltd. is an industrial company that operates in the field of planning, manufacture and marketing of paper-based packaging products. The sales of the company are mainly to a large number of customers in Israel.

The Company has two investee companies: Tri-Wall Containers (Israel) Ltd. (hereinafter – “Tri-Wall”) which is an industrial company that manufactures triple-walled carton packaging and pallets and crates made from wood. The second investee is Frenkel CD Ltd. (hereinafter – “Frenkel”), an industrial company engaged in the development, manufacture and marketing of paper-based packaging products, carton and other materials.

In July 2008, Hadera Paper signed an agreement for the purchase of a major shareholder in the Company for an amount of NIS 75 million. The transaction was consummated on August 24, 2008 and, as a result, the percentage of Carmel held by Hadera Paper increased from 36.2% to 89.3%. On October 4, 2010, Hadera Paper completed the purchase of the balance of the shares in Carmel for an amount of $4.2 million, thereby increase the percentage it holds in Carmel to 100%.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

1.4.	Source of information

In carrying out our work, we relied on, among other things, the following information:

Data available to the public at large

●	The audited and reviewed financial statements of Hadera Paper, including the reports of the board of directors and the reports of the description of the business of the company.

●	Financial and other data of public companies that hold operations that are similar to the operations being valuated.

●	Other supplementary information gathered by us from open sources such as Internet websites.

Data obtained from the managements of the Company and the corporation

●	The audited financial statements of Carmel for the years 2007 – 2010.

●	The reviewed financial statements of Carmel as of September 30, 2010 and September 30, 2011.

●	Depreciation reports as of December 31, 2010 and September 30, 2011.

●	The Company’s 2011 budget (hereinafter – “Original Budget”).

●	The updated 2011 budget of the Company, based on the results of operations of the first five months of the year (hereinafter – the “Updated Budget”).

●	The efficiency plan of the corrugated carton division (Carmel) that was approved by the board of directors of Hadera Paper.

●	The forecast for the investment in fixed assets and the depreciation forecast of the cash generating unit for the period 2011 – 2017.

●	Assessments and estimates furnished by Mr. Avishai Ali, Carmel’s CFO.

●
Meetings or telephone conversations with the following functionaries at the Company: Mr. Shaul Gliksberg, CFO of Hadera Paper, Mr. Shmuel Molad, the controller of Hadera Paper and Mr. Avishai Ali, CFO of Carmel.

1.5.	Summary of the opinion

Based on the assumptions and estimates set out below, the value of the operations of the cash generating unit (which in our opinion constitutes a fair estimate of the usage value and the recoverable amount of the cash generating unit) as of September 30, 2011 was valued by us at NIS 229.1 million.

Since the balance of the operating assets and liabilities that are connected to the cash generating unit, as of September 30, 2011, amounts to NIS 237.8 million and since this value is higher than the recoverable value of the activity as valued by us, we believe that there was an impairment in the carrying value of the cash generating unit on the books of Hadera Paper by an amount of NIS 8.76 million.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

2.	Limitation of responsibility

This work constitutes a recommendation for the impairment testing of goodwill and/or assets, pursuant to the provisions of IAS 36. No other use of it may be made, including citing it in a prospectus and/or other document, without obtaining written authorization in advance from the evaluator - Fahn Kanne Consulting Ltd. Notwithstanding, we hereby consent to your attaching this work to the financial statements of Hadera Paper for the period ended September 30, 2011.

This work is based on, among other things, data obtained from the managements of the Company and Hadera Paper. Responsibility for the reliability of the information, data, representations and various explanations with which we were furnished, in connection with the performance of this work, rests with the providers of this information and we are unable to confirm the accuracy, integrity and fairness of the information. We would like to emphasize that this work does not include a due diligence and it does not contain an examination and verification of the aforementioned data. Therefore, our work shall not be considered to be and shall not be a confirmation of the correctness, integrity and accuracy of the data with which we were furnished.

In no event will we be responsible for any loss, damage, cost or expense caused in any manner and fashion from acts of fraud, deceit, falsification, misrepresentation, submission of incorrect data or withholding of information from us.

For purposes of this engagement, we assumed that the data given to us was precise, complete and proper, and nothing has come to our attention which might indicate the unreasonableness of the data which we used. If it becomes apparent otherwise, the valuation will change accordingly. Therefore, we retain the right to change and update it due to new facts which had not previously been brought to our attention in order for us to render the subject valuation. In addition, this work should not be construed to be a recommendation to purchase or sell shares of the Company and/or shares of Hadera Paper on the stock market in view of the findings of the work. We would like to point out that we have no personal interest in the shares of the Company and/or the shares of Hadera Paper.

The identity of the cash generating unit as defined in the Standard, the composition of its assets and the allocation of the goodwill to this unit are the responsibility of Hadera Paper. We rely on the data as furnished to us by the management of Hadera Paper. In addition, it is the responsibility of Hadera Paper to allocate the impairment loss in order to reduce the carrying value of the goodwill and/or the assets of the cash generating unit.

This Report reflects our estimate regarding various parameters based upon the information in our possession. If these estimates are not realized, the actual results could be materially different from the results which we have estimated.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

We would like to point out that as part of our agreement with Hadera Paper regarding the valuation we performed, we were given a commitment by Hadera Paper to indemnify the appraisers – Fahn Kanne Consulting Ltd. (except if it acted with malice), in respect of any amount it was charged or demanded to pay to a third party in excess of NIS 50,000 in connection with the performance of services in respect of this work, whether as a result of legal proceedings or any other proceeding (including arbitration). The indemnification also covers reasonable expenses incurred in connection with any suit, demand or other proceeding (including arbitration), the cause of which derives from or is related to the services in connection with the work.

The reader is advised to peruse all of the assumptions that were assumed during the course of the valuation.

Fahn Kanne Consulting Ltd.

______________________________

November 14, 2011

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

3.	Structure of the operations and the business environment

3.1.	Description of the Company and its operations

Carmel Container Systems Ltd. is an industrial concern engaged in the planning, manufacture and marketing of paper-based packaging products. The Company plans, manufactures and sells packaging for shipping and corrugated carton material. Sales of the Company are mainly to a large number of customers in Israel. Carmel has unique capabilities in the area of digital printing on various platforms, in a broad format.

Carmel was incorporated as a private company in 1983. In 1986, the company became a public company after listing its shares for trade on the American Stock Exchange (the “AMEX”). In July 2005, the shares of Carmel were delisted by the AMEX at its initiative, due to the minority of shareholders of Carmel in the U.S., the low tradability and the high administrative costs, also taking into consideration that at the time, Carmel did not have plans of raising funds through the stock market.

In July 2008, Hadera Paper signed an agreement to purchase the shares of the major shareholder in the Company for an amount of NIS 75 million. The transaction was consummated on August 24, 2008 and, as a result, the percentage of Carmel held by Hadera Paper increased from 36.2% to 89.3%1.

On October 4, 2010, Hadera Paper completed the full purchase offer pursuant to article 336 of the Companies Law, for the purchase of all of the holdings of the public in Carmel, so that commencing from that date, Carmel became a private company, wholly-owned by Hadera Paper. The consideration of the purchase of the balance of the shares of Carmel amounted to $4.2 million.

Carmel has two investee companies:

●
Frenkel CD Ltd. is an industrial company and one of the leading companies involved in the planning, manufacture and marketing of packaging materials for consumer goods. The Company is engaged in the area of shelf-packaging using compressed cardboard. Frenkel offers unique packaging solutions, tailored to the needs of many customers in the fields of industry, agriculture, food & beverages, cosmetics, pharmaceuticals, and the know-how intensive industry.

Frenkel was the result of a merger between CD Packaging Systems Ltd. and Frenkel & Sons Ltd. in January 2006. Immediately prior to the transaction, CD Packaging Systems Ltd. was jointly owned by Hadera Paper (50%) and Carmel (50%), while Frenkel & Sons Ltd. was controlled by a third party. After the merger, Hadera Paper and the Company each hold 28.92% of the shares of Frenkel, and Frenkel & Sons Ltd. holds the remaining 42.16%. The objective of the merger was to combine the operations in this field and create a very significant factor in the competitive market, while integrating the advantages of the two companies and realizing the potential for cost savings as a result of the synergy between the operations.

1           All holding percentages are effective holding percentages, neutralizing treasury stock purchased in the past by Carmel and its subsidiaries

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

●
Tri-Wall Containers (Israel) Ltd., a wholly-owned subsidiary of Carmel, was acquired in 1988 from Koor Foods Ltd. Tri-Wall is an industrial company engaged in the planning, manufacture and marketing of special containers made from three-ply corrugated cardboard (produced by Carmel), together with other materials such as plywood, cardboard surfaces, etc. These products are designed for the packaging and shipment of products, mainly in various hi-tech areas, bulk shipments, etc. In addition, Tri-Wall manufactures wooden pallets for the local and export markets.

During 2010, Tri-Waal started providing outsourced services by setting up an operation to manufacture packaging materials using a production line installed on the premises of its customers.

During 2010, the Company implemented efficiency measures, the objective of which was to improve the Company’s short-term profitability. The major processes implemented by the Company as part of these efficiency measures were as follows:

-	Continued reduction in manpower

-	Increase in selling prices, the objective of which is to offset the increase in prices of inputs

-	Development of packaging manufacturing activity at an industrial plant in the north of the country

-	Upgrading of information system and renewing computer equipment

-	Focusing on specific industries with a high profit potential

As a result of its efficiency measures the Company increased its sales turnover and improved its results of operations during the first half of 2011. However, in the second half of 2011, the Company expects to show lower than budgeted results, in view of the results of operations in the third quarter of the year (which by nature is a weaker quarter) and in view of the lower forecast for the fourth quarter of 2011 when compared with the budgetary planning.

3.2.	Products and services

3.2.1.	Carmel

Carmel’s products can be broken down into three major categories:

Corrugated carton products

The manufactured and processed corrugated carton products include:

1.	“Standard” packaging containers – corrugated carton, boxes manufactured in different sizes. Such boxes are closed by taping up the corners and the bottoms;

2.
Containers and boxes – in various shapes that can be set up by manually folding the cardboard without having to paste the boxes, or mechanized folding using hot glue. These products are sold mainly to machine-intensive industries that work at very fast speeds, such as the soft drink industry;

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

3.
Boxes for agriculture – trays that are set up using only special machines with suitable molds. In 2010, the Company purchased a 7-colored printing and cutting machine for NIS 25 million, which provides the company with a qualitative edge over the competition and allows the Company to better contend with the demands during the busy months as a result of the increased processing capability.

The corrugated cardboard products are manufactured and processed in accordance with the individual specifications of the customers, on the basis of the type of merchandise being stored, the type of packaging, the weight to which the packaging material will be subject during the transportation process, the temperature and humidity to which the products are subjected during storage and transportation, the graphic design of the packaging, etc.

Corrugated sheets

Corrugated sheets are used as raw materials and are marketed to corrugated cardboard processors who use them as raw materials to produce packaging material. The cardboard processors are small plants that sell their products to intermediate and small-sized customers. Carmel possesses unique capabilities in manufacturing triple-walled sheets used in the manufacture of special packaging by its subsidiary, Tri-Wall mainly for the hi-tech industry.

Production of digital printing products for advertisements

Planning, design and production of digital printing for a variety of applications in the area of sales promotion, display cases, decorations in pavilions of exhibitions and billboards. Use of inkjet technology on the work surface allows for high quality printing, together with cutting into shapes without a need for dies.

3.2.2.	Frenkel

Frenkel plans, manufactures and markets shelf packaging and display stands. The major raw materials for Frenkel’s products are duplex cardboard and to a smaller extent, corrugated cardboard. The duplex cardboard is purchase mainly as direct imports from Europe and the U.S. and in part from local agents (indirect import). The supply of corrugated cardboard from Carmel constitutes 20% of Frenkel’s raw materials.

3.2.3.	Tri-Wall

The products of Tri-Wall include the following:

●
Packaging made from triple wall cardboard, used mainly for the export of heavy and voluminous products such as chemicals, electronic equipment, hi-tech equipment, medical equipment, security equipment, etc.

●	Compound packaging, mainly for the export of hi-tech products made of wood, pressed wood, triple wall cardboard, upholstery material, metals, etc.

●	Regular and unique wooden pallets used as, among other things, a base for the aforementioned packaging and wooden pallets for transportation.

3.3.	Manufacturing capacity

Carmel’s manufacturing activity in the area of corrugated cardboard takes place in two different locations. One is located in Caesarea, where most of the manufacturing is done and the other is located in Carmiel. The annual production capacity of Carmel at the Caesarea plant is 100 thousand tons and at the Carmiel plant, it is 15 thousand tons. Actual production is between 80% - 85% of the capacity of the Company’s plants.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

Carmel’s production framework includes corrugating machines and machinery for the processing of corrugated cardboard sheeting for packaging (mainly printing and cutting), raw material and finished goods warehouses and a fleet of trucks operated by subcontractors.

All of the corrugating activity and most of the processing activity is done in Caesarea through the use of two corrugating machines and 12 processing machines. In addition, Carmel has an assembly center in Ein Yahav, to service customers in the south of Israel.

In 2005 – 2006, Carmel made investments in optimizing its production framework, including increasing its production capacity and adapting equipment for use with lighter paper, in order to improve profitability. In addition, in 2010, the Company increased its carton processing and printing capacity by adding two new and advanced machines at the Caesarea plant which replaced older machines: one new processing machine and one advanced printing machine.

Frenkel’s production activity in the field of packaging products is done in the Caesarea plant, which operates 24 hours a day, in three shifts, except over the weekends.

Tri-Wall’s container production activity is carried out at a plant in Netanya, working in one shift which is enhanced when demand is great, except over the weekends. The production of pallets takes place in Netivot, to where it was moved from Netanya.

3.4.	Customers

The major manufacturing activity of Carmel is directed to the local market, to business customers in the fields of industry and agriculture. 1% - 2% of its manufacturing is directed to direct export, mainly agricultural. A significant portion of the industrial customers export their products in corrugated packaging so that a significant part of sales is also directed to indirect export. Supply of the products is done on the basis of orders that the customers submit through sales agents or directly to the customer service department. The orders are based on price offers sent to the customers and at commercial terms between the parties. A small part of the products are manufactured for inventory, at the request of the customers.

Carmel has a broad variety of customers (250 active customers), including leading companies in the economy which operate in a broad variety of sectors. Carmel is not dependent on any given customer.

The operating sectors in which the Company’s customers operate include the following:

●	The industrial sector – including customers in the fields of food, soft drinks, dairies, textiles, etc.

●	The agricultural sector – including customer who are farmers, packing houses, and marketing organizations, with the produce being directed to both the local and the export markets

●	Cardboard processors – small plants for the processing of corrugated carton in small production runs

●	Digital printing customers – including mainly advertising agencies

●	Others – cellular operators, government ministries, and banks.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

3.5.	Marketing and distribution

Carmel distributes its products in a variety of ways, including direct sales to end customers and sales through agents. Shipment of products to customers is usually carried out through third-party shippers, with which the Company has no exclusivity agreements. In addition, the Company is not dependent on any given shipper.

3.6.	Seasonality

Most of the industry demand for cardboard packaging material is in the winter months, mainly November and March of each year (the first and fourth quarters), due to the great demand deriving from agricultural produce (mostly citrus fruits and peppers which are directed to export). Sales of cardboard packaging material in the first and fourth quarters are 10% higher (on the multi-year average) than sales in the second and third quarters. During the winter, in view of the higher demand, the industry’s manufacturing capacity is fully utilized.

3.7.	Fixed assets and facilities

Carmel owns property in Netivot. In addition, Carmel leases property and buildings in the Caesarea industrial zone from a company under the control of the controlling shareholder of the Company. In addition, the Company leases buildings in Carmiel, Netivot and Netanya.

Carmel’s fixed assets include mainly machinery and equipment used for corrugating paper and processing machinery that handles the cutting, printing pasting and folding in order to complete the final product. Carmel owns two corrugating machines and 12 processing machines. In addition, Carmel owns two digital printing machines that print a variety of applications in high quality on corrugated cardboard and other hard surfaces, for use in sales promotion, display stands, and billboards.

Carmel has a fleet of vehicles under operating leases and it owns and (operating) leases forklifts. Carmel operates a fleet of vehicles through subcontractors.

Frenkel owns four printing machines and 21 additional machines. Tri-Wall owns two processing lines for the production of pallets and two processing lines for the production of special packaging products.

3.8.	Raw materials and suppliers

The major raw material in the manufacture of corrugated cardboard is paper. This raw material constitutes the major component of the cost of sales and constitutes 50% of the cost of the final product. Carmel has two major suppliers of paper: Hadera Paper, a shareholder in Carmel, which supplies recycled paper, and International Forest Products of the Kraft Group which supplies virgin paper (Paper based on wood pulp). Carmel has also other suppliers from abroad, providing virgin paper. The purchase of raw materials from the shareholders of Carmel is made at the accepted competitive prices in Israel.

The recycled paper constitutes 55% of all of the raw material, with the balance consisting of natural paper material. Please note that in Europe, 85% - 90% of the raw materials used in the manufacture of packaging and cardboard products are recycled. Similarly, the trend in Israel is to use recycled materials in the manufacture of packaging and cardboard products. Similar to the global trend, Carmel is also interested in gradually increasing the percentage of recycled paper it uses over the coming years, at the expense of virgin paper.

In the field of packaging and cardboard products, there are purchasing agreements with suppliers for the purchase of auxiliary materials, such as chemicals, glue, and various packaging materials. Prices are set through negotiations with suppliers, on a monthly basis, taking into account market conditions and the prices of competitive imports.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

Additional major auxiliary materials used by Carmel in the manufacture of corrugated cardboard are starch and fuel oil. The starch constitutes a major component in the glue used to glue the paper sheets. The supplier of the starch is a company named “Galam”. Carmel also uses dies and plates as auxiliary materials which it purchases from a number of local suppliers and wooden pallets manufactured by Tri-Wall.

The major raw materials used by Tri-Wall in the manufacture of packaging products are triple-walled sheets manufactured by Carmel and varied packaging materials such as plywood, upholstery material, and metal parts purchased from a variety of local suppliers.

The major raw materials used by Frenkel in the manufacture of shelf packaging from cardboard are duplex cardboard and to a lesser extent, corrugated cardboard. Duplex cardboard is imported mostly through direct import from Europe and the U.S. and partly purchased from local agents (indirect import). The supply of corrugated cardboard from Carmel constitutes 20% of Frenkel’s raw materials.

Carmel, Tri-Wall and Frenkel CD are not dependent on any one supplier of raw materials.

3.9.	Business environment2

World economic review

In 2010, the economic recovery continued in most financial and real markets in the world, especially in the emerging market, as well as in Israel. Notwithstanding, the ramifications of the financial crisis which started in 2008 are still noticeable, including the volatility of the prices of securities and currencies, against the backdrop of the uncertainty regarding the ability of some of the European countries to service their debts, the ability of the U.S. to reduce its unemployment rate, the slow recovery of the U.S. real estate market and the handling of inflation in the developing countries, especially in China as a result of the jump in commodities prices in the world.

Since the beginning of 2011, there has been an increase in the level of uncertainty in financial markets. At the beginning of the year, the global economy was affected by the very devastating impact on industrial production in Japan (as a result of the natural disaster) and by the increase in the prices of oil and commodities, as a result of, among other things, the upheavals in our area of the world in general and in Libya in particular. In the second and third quarters of 2011, the markets reacted with decreased prices, against the background of disappointing data in the U.S. which were reflected in, among other things, weak private consumption and a miniscule increase in the number of employed people, in addition to the increase in the uncertainty regarding the manner in which the debt of southern European countries was being handled, especially the Greek debt, in view of the decrease in the rating of those countries. The combination of the concerns regarding a renewed slowdown in global economic activity, the inadequate handling of the debt of additional European countries (Italy and Spain) and especially the fears in the capital markets regarding the ramifications of the reduction in the rating of the U.S. by S&P, resulted in sharp decreases in global financial markets during the third quarter of 2011. In September 2011, the International Monetary Fund updated its forecast for global growth, from 4.5% as publicized by the Fund in June 2011 to 4% for each of the two years in the period 2011 – 2012.

2	Source of information: the review of the Bank of Israel, publications of the Central Bureau of Statistics and data from the 2010 periodic report of Hadera Paper.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

In Israel, 2010 was a year of recovery from the global crisis. Beginning in the second half of 2009, a gradual recovery was recorded in the GNP, with this trend continuing also in 2010, with growth of 4.5% as opposed to 0.8% in 2009, due to the renewed increase in global demand.

2011 was inaugurated in the Israeli economy with a continued trend of rapid growth following 2010. On the other hand, there was an increase in the inflationary environment, and the geopolitical developments in a number of Arab countries increased the uncertainty and volatility in the Israeli capital market. Data of the second quarter of 2011 and the macro data of the third quarter of 2011 indicate a degree of moderation in Israeli economic data, following the similar trend in the world in general and in the U.S. in particular. In addition, the social protests which strengthened in August against the backdrop of high price levels, including in the food and residential sectors, and the recommendations of the Trachtenberg Committee which was appointed by the government as a result of the wave of protest, may lead to reforms on the part of the government which will have an economic impact on the economy.

Similarly to the lowering of global economic forecasts, the Bank of Israel lowered the growth forecast for the Israeli economy for 2011 – 2012 in the second half of September 2011, from 4.5% in March 2011 and 5.2% in June 2011 to a rate of 4.7%. In addition, the Bank of Israel estimates that the growth rate of the Israeli economy in 2012 will be 3.7% versus the previous forecast in June which stood at 4.2%.

Growth was felt in the Israeli economy with the development of production in the Israeli paper and paper products industry. Beginning in the third quarter of 2009 through the second quarter of 2010, growth reached 7%3. Export of goods and services increased in 2010 by a rate of 12.6%4 and per capita private consumption increased in 2010 by 2.9%5.

The business environment

The slowdown in global economic activity in 2009 forced Israeli companies in the paper industry to maintain a low level of prices. As a result of the improvement in the economic condition and the recovery from the recession, this trend changed in the fourth quarter of 2009, when the selling prices were increase in respect of both the local market and the export market.

In the opinion of Hadera Paper6, the Israeli market for packaging paper increased in 2010 by 3%. In 2011, demand continued in the global market for recycled packaging paper as a substitute for virgin paper. In addition, there was a continued increasing trend in the prices of recycled products in the global packaging paper market which amounted to an aggregate price increase of 15% since the end of 2010. In the second half of 2011, prices of recycled products are expected to decrease by 3% as a result of the slowdown in the global packaging paper market (based on publications of the PPI Germany).

3	The growth data for the paper and paper goods industry are taken from the publication of the Israel Industrialists Association “Israeli Industry – Status Report, Trends and Forecasts for 2011”.

4	Data regarding export of goods and services from the publication of the Central Bureau of Statistics: “Preliminary Estimates of National Accounts for 2010”.

5	Data regarding export of goods and services from the publication of the Central Bureau of Statistics: “Preliminary Estimates of National Accounts for 2010”.

6	The Hadera Paper board of directors report dated August 18, 2011.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

The increase in prices and in demand, in addition to the existing high level of prices, may support continued growth and an increase in turnover in the paper packaging sector in Israel and around the world. On the other hand, a renewed slowdown in global economic activity and a lowering of global growth forecasts by the International Monetary Fund may cause a slowdown of growth in the sector.

The packaging industry is one of the industries that continues to grow and develop every year, due to the fact that every product in the market requires a packaging solution. Competition in the industry is strong and the companies in the industry have to adopt new technologies on a frequent basis, together with new packaging solutions, in order to meet the changing trends of the industry. Each year brings new requirements, new raw materials, more advanced production and design systems and additional quality standards that have to be met. The “green” trend of environmental protection, which has strengthened in recent years, has reached the companies in the packaging industry, which have to develop environment-friendly packaging solutions from natural raw materials, packaging from recycled materials, etc.

Size of the Israeli corrugated cardboard packaging market

The size of the Israeli corrugated cardboard packaging market (as of 2010) is estimated at 315 thousand tons a year in quantitative terms (an increase of 5% over 2009) and NIS 1.4 billion a year in monetary terms (an increase of 16.7% over 2009). Carmel’s market share us estimated at 27%. The corrugated cardboard industry is directly affected by every change in the GDP. Every improvement in the GDP results in added demand for packaging products and corrugated cardboard, and vice versa. In addition, the increase in export also supports demand for packaging and cardboard products.

In the opinion of the Company, in the years 2007 – 2009, the market decreased by 10% in quantitative term. This decrease was a derivative of the changes in the industrial product in the food, beverage, technology and other industries, and changes in the activity of the agricultural industry, including the export of agricultural produce which was affected by the global economic crisis. On the other hand, in 2010 as well as in 2011, the market expanded, due to the expansion of economic activity. The fear of a renewed slowdown in global economic activity, the social protests against the high level of prices, including in the food industry, and the recommendations of the Trachtenberg Committee which was appointed by the government as a result of the wave of protests may lead to reforms on the part of the government may all have an economic impact on the market in general and the corrugated cardboard packaging market in particular.

Competition

The corrugated cardboard industry is capital-intensive, a fact that serves as a natural impediment to the entry and exit of competition in the industry. The substitutes for corrugated cardboard products are mainly flexible packaging for beverages. The methods of the companies active in this area to contend with competition in the area are reflected in the advantage of a significant player in the market from the standpoint of size and seniority, efficiency in production and supply, the level and quality of customer services and competitive prices. Carmel’s competitors in the area of corrugated products are four local companies which produce corrugated cardboard and its products: Kargal Ltd., Best Carton Ltd., Y.M.A. 1990 Packaging Product Manufacturing Ltd. (a partnership between Kibbutz Ein Hamifratz and Kibbutz Gaaton) and Orda Print Industries Ltd. These manufacturers manufacture corrugated cardboard sheeting and packaging containers and market the containers to customers who use them for packaging purposes and the corrugated cardboard sheeting for smaller companies that manufacture containers for small customers and small series. In the opinion of entities in the industry, the manufacturing capacity of the industry is for the most part fully utilized. The corrugated cardboard industry is capital-intensive due to the need to invest in a corrugation machine which has a production capacity that begins at 40 thousand tons a year and reaches a capacity of 80 thousand tons a year when dealing with a large corrugation machine in the local market. An investment in a corrugation machine involves recruitment of a large volume of customers in a saturated market within a relatively short period of time. Therefore, the risk in investing in a corrugation machine is high. The most significant investment made in a new corrugation machine was made by Best Carton Ltd. 8 years ago and the machine turned Best Carton into the third largest player in the industry. The import of paper and cardboard packaging is limited due to their sizes and the degree of availability usually required of packaging products. Therefore, import does not constitute a real quantitative threat on the cardboard packaging market. Local manufactures have a real advantage due to flexibility in manufacturing, low shipping costs, as well as the costs of maintaining inventories. A number of customers import packaging through direct importing, but the volume of such imports is insignificant.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

The area of activity of Frenkel is characterized by the demand for high quality printing on packaging. The area has changed in the last decade with the entrance of digital printing which turned packaging production activity by small print shops into an economically feasible endeavor. At present, Frenkel’s competitors are: the Docrat Group, Bezalel Graphics Ltd., Hanamal, Copy Center, and many smaller competitors.

The area of activity of Tri-Wall Containers is a niche area with a limited growth potential. Products of this area constitute a substitute for wooden packaging. The entry threshold to the area is relatively high, due to the know-how required for the planning of unique highly durable packaging. In this area, Carmel competes mainly with Triplex Containers (2003) Ltd. and with Tlaton Containers Ltd. In the field of wooden pallets, there are a number of manufacturers and marketers in Israel, mostly regional. The entry threshold to this area is low and there is a relatively high turnover rate of players in this industry.

Cost of sales

As mentioned above, the major raw materials in this industry are rolls of virgin paper and recycled paper. The recycled paper is manufactured and purchased in the industry mainly from Hadera Paper and the virgin paper is mostly imported from Europe and the U.S. The excess demand for paper, mainly in China and an increase in demand in Europe, result in sharp price increases for paper. In addition, it is worth noting the strong impact of foreign currency exchange rates. Every change in the exchange rate has a direct and sharp impact on the Company’s cost structure. The timeframe for the ordering of imported raw materials is especially long, approximately four months, and requires the Company to maintain especially high inventory levels. In addition, the wide variety of packaging products having different characteristics requires a wide variety of different types of paper. With the economic recovery that commenced at the end of 2009 and continued throughout 2010, there was a large increase in raw material prices. This trend also continued at the beginning of 2011, but in the opinion of the Company, commencing in the second half of 2011, there has been a reverse in the trend and it seems that prices have not only stabilized but have also started to decline, also in view of the fears of a renewed slowdown in global economic activity.

16

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

4.	S.W.O.T. Analysis

Strengths

●	Goodwill and much knowledge-how in the area of manufacturing packaging products

●	High quality products, availability and good customer service are important success factors in the area of activity and contribute to customer preservation and increasing the number of customers

●
A varied basket of products, commencing with small specialty packaging, through manufacturing of series of corrugated cardboard packaging and concluding with the manufacture of large packaging of multi-layered corrugated cardboard by specific order

●	The customers of Carmel represent industries of basic economic activity: agriculture, food, beverages, etc. which have a relatively lower exposure to the risks of economic crisis

Weaknesses

●	The relatively low entry threshold to the packaging production activity (as opposed to the manufacture of corrugated cardboard products) causes stiff competition for each customer.

●	A competitive market (four large players); affected mainly by the gap between supply and demand due to the cost structure (high capital investment made in stages)

Opportunities

●
Taking advantage of the synergy deriving from the acquisition of control in Carmel and strengthening the holding in Frenkel on the one hand, and on the other hand, the transition of Carmel to Kraft substitutes manufactured by Hadera Paper may lower the cost of raw materials and improve Carmel’s profitability.

●	Development of the field of printing on packaging and creation of a qualitative and quantitative advantage over the competition, deriving from the purchase of a new printing machine.

●	Increasing the quantity of production and the ability to meet peak demand, as a result of the purchase of a new processing machine.

Threats

●
The agriculture industry, especially export of agricultural produce is one of the largest consumers corrugated cardboard packaging products in the economy. A cutback in water ceilings for agriculture may reduce agricultural yields and as a direct result, may reduce demand for packaging products.

●	A transition to the use of multi-use plastic packaging instead of paper and corrugated cardboard packaging as part of a "green" trend will reduce demand for Carmel’s products.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

●	Carmel is exposed to changes in exchange rates due to the fact that 50% of the consumption of packaging paper is imported from abroad which the prices of products are shekel denominated.

●
Increases in raw material prices and in the price of paper will have a negative impact on the Company’s profitability in the short term due to the time gap in “rolling over ” additional costs to the customers of the Company.

18

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

5.	Financial Analysis

5.1.	Income statements

For 12
months
ending on
Dec-31
Audited
Thousands NIS
2011
2010
2011
2010
2010
Revenues
323,290
283,396
99,820
94,400
397,320
Cost of revenues
(292,783)
(249,782)
(92,612)
(84,227)
(352,888)
Gross Profit
30,507
33,614
7,208
10,173
44,432
Percentage of Revenues
9.4%
11.9%
7.2%
10.8%
11.2%
Marketing and Sales Expenses
(18,962)
(18,287)
(6,205)
(5,358)
(24,651)
Management and General Expenses
(12,415)
(14,218)
(4,137)
(5,150)
(18,745)
Other Expenses (Income), net
-

-

-

-

2,367
Working Profit (Loss)
(870)
1,109
(3,134)
(335)
3,403
Percentage of Revenues
(0.3)%
0.4%
(3.1)%
(0.4)%
0.9%
Depreciation and Ammortization
10,616
10,239
3,604
3,446
13,421
EBITDA
9,746
11,348
470
3,111
16,824
Percentage of Revenues
3.0%
4.0%
0.5%
3.3%
4.2%
Profit from fixed assets
8
91
(25)
(44)
160
Financial Expenses
(4,940)
(1,557)
(3,108)
(618)
(2,370)
Financial Income
580
1425
174
514
2513
Subsidiary Company Profit (Loss)
(64)
36
15
175
1
Profit (Loss) Before Income Tax
(5,286)
1,104
(6,078)
(308)
3,707
Percentage of Revenues
(1.6)%
0.4%
(6.1)%
(0.3)%
0.9%
Tax Benefit
(1,214)
34
(1,424)
(246)
769
Net Profit
(4,072)
1,070
(4,654)
(62)
2,938
Percentage of Revenues
(1.3)%
0.4%
(4.7)%
(0.1)%
0.7%
For 9 months ending
on Sep-30
For 3 months
ending on Sep-30
●
Revenues – In the first nine months of 2011, there was a 14.1% increase in the Company’s sales turnover versus the same period last year. The increase in turnover derived both from the increase in quantities and in the increase in selling prices. In addition, there was an increase in the sales turnover of the Tri-Wall subsidiary as a result of the efficiency measures taken by the subsidiary in 2010 and during 2011.

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

●
Gross profit – The decrease in the gross profit during the first nine months of 2011 versus the same period last year derived from the fact that the increase in raw material prices was only partially offset by the increase in selling prices.

●
Operating profit – The decrease in operating profit during the first nine months of 2011 versus the same period last year derived mainly from the 2.5% decrease in gross profit which was partially offset by the 12.7% decrease in general and administrative expenses versus the same period last year, due to the efficiency measures taken by the Company and the subsidiary.

5.2.	Balance sheets

Not Audited	

Current Assets

Long Term Assets

Current Liabilities

Long Term Liabilities

Dec-30
Audited
Thousands NIS
2011
2010
2010
Cash and cash equivalents
534
1,073
1,531
Accounts Receivable
170,247
158,278
177,786
Trade Receivables
3,079
3,904
3,908
Financial Derivatives
23
244
Inventory
67,634
60,979
53,883
Total Current Assets
241,517
224,478
237,108
Percentage of the balance sheet
74%
72%
73%
Long term payables
289
204
450
Investment in subsidiaries
8,107
8,125
8,100
Fixed Assets, net
76,894
80,181
80,792
Total Long Term Assets
85,290
88,510
89,342
Percentage of the balance sheet
26%
28%
27%
Total Assets
326,807
312,988
326,450
Bank Credit
62,291
36,706
42,709
Trade Payables
113,141
91,661
90,525
Account Payables
12,777
13,232
17,484
Financial Derivatives
-

-

73
Taxes to be paid
1,002
5,128
6,058
Total Current Liabilities
189,211
146,727
156,849
Percentage of the balance sheet
58%
47%
48%
Long term bank loan
21,999
38,058
39,368
Employee benefits, net
2,004
1,958
2,059
Deferred Taxes
3,249
3,938
3,772
Total Long Term Liabilities
27,252
43,954
45,199
Percentage of the balance sheet
8%
14%
14%
Equity
110,344
122,307
124,402
Percentage of the balance sheet
34%
39%
38%
Total Liabilities and Equity
326,807
312,988
326,450
Sep-30

20

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

•	Summary of the financial ratios and working capital items

Financial Ratios
2010
Sep30 2011
Current ratio
1.5
1.3
Quick ratio
1.2
0.9
Net working capital to revenues
32.1%
26.7%
Days of receivable
134
127
Days Payable Outstanding
80
82
days of inventory
45
49

-
In the first nine months of 2011, there was a decrease in the current ratio and the quick ratio versus 2010, mainly due to the increase in current liabilities and a smaller increase in current assets. The main increase in current liabilities derives from the transition to long-term credit to short-term credit and from the increase in trade accounts payable and other accounts payable and credit balances.

-
In the first nine months of 2011, there was an improvement in the ratio of working capital to sales versus the end of 2010, mainly due to the significant increase in sales and the relative stability in working capital items. Please note that the improvement in the ratio of working capital to sales also continued in the third quarter of 2011 when compared with the first half of 2011.

-	In addition, in the first nine months of 2011, there was an improvement in customer days when compared with the average data of 2010.

●	Loans and credit from banking institutions – During the first half of 2011, there was a transition from long-term loans from banking institutions to use of short-term credit.

●
Shareholders' equity – In the first nine months of 2011, shareholders' equity decreased by NIS 14.1 million versus the end of 2010. The decrease derived from the distribution of a dividend in an amount of NIS 10 million and from the loss for the period in an amount of NIS 4.1 million.

21

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

6.	Methodology

6.1.	Summary of the provisions of IAS No. 36, Testing for Impairment of Goodwill

According to International Accounting Standard No. 36 (IAS 36), an entity is required to estimate the recoverable value of an asset whenever there exists an indication of a possible decline in the value of the asset. The standard defines the term recoverable value as the higher of the fair value less the costs of selling the asset or the cash generating unit and its value in use.

In addition, the standard stipulates that testing for impairment of goodwill or an intangible asset having an undefined life span should be performed at least once a year, or more frequently if there exists an indication of a decline in the value of the asset.

6.2.	Stages of testing for impairment of goodwill

The stages of the work that was carried to for purposes of testing for impairment of the goodwill are as follows:

●	Obtaining a definition of the cash generating unit from the Company

●	Measuring the recoverable value of the unit

●	Allocating various assets and liabilities to the unit, including goodwill

●	Comparing the recoverable value and the carrying value of the unit

●	In the event that the carrying value of the unit is higher than its recoverable value, there has been an impairment of the goodwill allocated to the unit

6.3.	Cash generating unit

The standard defines a cash generating unit as the smallest identifiable group of assets that generates inflows of cash from continued use, which inflows are for the most part independent of cash inflows from other assets or from other asset groups7.

7
Cash generating unit is defined in IAS36 (section 6) as: "A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets".

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Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

6.4.	Allocating goodwill to cash generating units

Goodwill acquired in a business combination represents a payment made by the buyer as a result of an expectation of a future economic benefit from assets that can be separately identified and recognized. Goodwill does not generate a cash flow that is independent of other assets or other groups of assets, and very often, the goodwill contributes to the cash flows of a number of cash generating units.

For purposes of testing for impairment, the goodwill that was acquired as part of a business combination should be allocated from the date of purchase to each of the cash generating units of the buyer which are expected to benefit from the synergies of the combination, regardless of whether or not other assets or liabilities of the entity that was acquired were attributed to the units or group of these units. Each unit or group of units to which the goodwill is allocated:

1.	Shall represent the lowest level in the entity in which there is a monitoring of the goodwill for internal management purposes;

2.	Shall not be larger than an activity segment.

Sometimes, it is not possible to allocate goodwill to individual cash generating units on a basis that is not arbitrary, rather only to groups of cash generating units. As a result, the lowest level in the entity in which there is a monitoring of the goodwill for internal management purposes is sometimes comprised of a number of cash generating units with a connection to the goodwill, but it cannot be allocated to them. In such a case, the provisions of the standard regarding a single cash generating unit (relating to the issue of goodwill) shall apply to the groups of cash generating units to which the goodwill was allocated.

6.5.	Fair value less costs of sale and value in use

As mentioned above, the recoverable value is defined as the higher of the fair value less the costs of sale and the value in use.

Fair value less selling costs is the amount that can be received on the sale of the asset or cash generating unit in a transaction between a willing buyer and a willing seller who act in a rational manner, in the absence of any influence deriving from a special relationship between the parties, less realization costs.

Value in use is the present value of the future cash flows expected to derive from the asset or the cash generating unit. The value in use, as opposed to the fair value, is based on entity-specific forecasts which may or may be not available to the rest of the market.

6.6.	Assets and liabilities of the unit which have to be taken into consideration when comparing to recoverable value

The guideline for the aggregation of values that has to be made in order to compare the carrying value of the cash generating unit to its recoverable value is that the carrying value of the unit be determined on a basis that is consistent with the manner in which the recoverable value of the unit was calculated.

When a cash generating unit is tested for impairment, the carrying value of the unit should include all of the net operating assets which are expected to contribute to the operating cash flow of the unit.

23

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

7.	Valuation

7.1.	General

For purposes of estimating the recoverable value of the cash generating unit, we estimated the value of its activity in accordance with the guidelines of the standard. In our opinion, the value of the activity of Carmel constitutes a fair estimate of the value in use and the recoverable value of the cash generating unit, as defined in the standard and in this report.

The method that we selected to valuate the cash generating unit is the discounted cash flows method (DCF), since it is considered to be the method having the best theoretical basis and it is also the most acceptable method from a practical standpoint.

The cash flows forecast that was prepared is denominated in new shekels and is in real terms.

7.2.	Major assumptions used in preparing the cash flow

7.2.1.	General

The valuation is based on, among other things, the Company’s 2011 budget which was updated in June 2011 following the implementation of the efficiency plan for 2011 in connection with the corrugated cardboard process at the Company (see below) and on the estimates of the Company for the following years which reflects our estimate regarding various parameters, based on the information in our possession.

According to Company estimates, the efficiency plan is supposed to improve the results of operations for the rest of 2011. In addition, the efficiency plan is expected to have a positive impact on the following years.

The efficiency plan relates to many areas in the Company, such as:

●	A change in the quantities sold and in the selling prices

●	An improvement in the rate of waste of paper (in order to reduce the impact of an increase in raw material prices)

●	Handling the issue of the quantity of manpower, overtime hours, shift work and weekend work, and utilization of vacations

●	Implementing a plan for saving operating costs and a change in operating benchmarks

●	Stopping investments in view of, among other things, the purchase of two new and sophisticated machine in 2010

●	Reducing general and administrative expenses

24

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

For purposes of the valuation, we discounted the cash flows of the Company using the relevant discount rate. The estimated residual value, after the five years of the forecast, was estimated by using the “Gordon” formula and is based on the cost of capital and the permanent growth rate. The representative year for purposes of computing the residual value is 2017.

7.2.2.	Revenues

The original budget of the Company for 2011 assumed an increase in revenues of 18%. This budget which was prepared by Company Management and approved by the board of directors of the Company, assumed that an 18% growth rate is reasonable due to a number of factors:

●
An increase in prices of 13%, which the Company intended on implementing commencing in the fourth quarter of 2010. The increase in prices forecasted by the Company is part of the industry-wide trend and is a direct result of the increase in raw material costs.

●	Growth of 4% in the quantity of cardboard to be sold, similar to the expected growth of the Israeli GDP.

●
A purchase of a new machine for processing and printing was made in 2010 and was supposed to increase production output (allowing the Company to meet demand in peak months) and to expand the product lines of the Company to premium products sold at prices that are more expensive than those of the basic products.

In June 2011, further to the implementation of the efficiency plan, the Company raised the revenue forecast by an insignificant amount versus the original budget. The updating derived from both an increase in quantities sold and an increase in selling prices in the latter part of the year instead of the increase in prices that was not carried out in the first half of the year. According to the updated budget, the Company expected continued growth in revenues in the second half of the year when compared with the first half of 2011, with revenues expected to grow by 7.5%. The total growth in sales in 2011 versus 2010 is expected to be 16.7%.

In view of the results of the third quarter of 2011 and the continued forecast for the last quarter of 2011, the Company will apparently not meet its annual forecasts as was expected in the 2011 budget. Revenues in the second half of 2011 will apparently be identical with the revenues in the first half of the year and the total growth in 2011 sales versus 2010 sales is expected to amount to 12.3%, with the growth in the quantity of tons of paper is expected to amount to 4.2%. The reason for the decrease in the forecast for the second half of 2011 derives from, among other things, the increased competition in the industry and the inability to raise prices. This is also in view of the social protests and the demands of the marketing chains against the background of the high level of prices in the food industry. Notwithstanding, the Company expects continued growth in the coming years, albeit at a more moderate rate.

In preparing the cash flows forecast, we assumed that the revenues of the Company in the fourth quarter of 2011 would be in accordance with the updated forecast made by Company Management. Regarding 2012, we assumed growth of 4% (we reduced the growth forecast by 1% when compared with our previous report in August 2011), both on the basis of the estimate of Company Management and based on our own estimate in view of the uncertainty in the global and local economic condition in the near future. Regarding the rest of the years of the forecast, we did not change our assumptions when compared with the previous report, in which we assumed that the growth rate in 2013 would be similar to the 4% in 2012. We also assumed that there would be a moderation in the growth rate for the years 2014 – 2016, down to 3% for each year based on, among other things, the assumptions of Company Management in connection with the growth rate in the economy. The fixed growth rate was set at 2%. This rate was set taking into consideration the growth rates in the size of the population which is an indication of the rate of increase in the products manufactured and sold by the Company.

25

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

In accordance with these assumptions, the (CAGR) average annual growth rate expected for the revenues of the Company, between the years 2011 – 2017 is 3.2%.

7.2.3.	Cost of sales

In the original 2011 budget, the Company assumed that the cost of sales would be 86% of sales. The Company ended the first half of 2011 with cost of sales that was 89.6% of sales. The Company expects to finish 2011 with a cost of sales of 90%. The increase in the rate of cost of sales derives from, among other things, the continued increase in raw material prices in the world and from the planned increase in the selling prices which was not realized during the first nine months of the year (and which will apparently not be realized in the last quarter of the year). The implementation of the efficiency plan of the Company is expected to reduce the cost of labor in manufacturing per ton in the second half of 2011 by 10% versus the first half of 2011.

In the opinion of the Company, commencing from the second half of 2011, there has been a change in the trend of increasing raw material prices and its seems that prices of stabilized and may even be decreasing. The trend of decreasing prices is expected to continue also in view of the uncertainty that exists in the global economy.

In addition, similar to the general global trend, over the coming years, Carmel is interested in gradually increasing its use of recycled paper purchased locally, at the expense of virgin paper purchased abroad. The transition to recycled paper is expected to reduce the cost of sales, since the price of recycled paper is lower than virgin paper8.

In the cash flows forecast, we assumed that the rate of cost of sales in the fourth quarter of 2011 would be 88.3% of sales, with the cost of sales for the entire year of 2011 amounting to 90%.

Based on the impact of the efficiency plan being implemented by the Company and the Tri-Wall subsidiary, we assumed that there would be a significant improvement in cost of sales in the period 2012 – 2013 with the cost of sales rate being 87.3% in 2013.

We also assumed that there would be an additional 0.25% improvement in cost of sales in each of the years 2014 – 2017, so that in the representative year, the cost of sales rate would be 86.3%.

7.2.4.	Selling, marketing, general and administrative expenses

Regarding the last quarter of 2011, our estimates in the cash flows forecast were based on the volume of selling, marketing, general and administrative expenses in the first nine months of 2011. According to this estimate, in 2011, selling and marketing expenses will total 5.9% of sales and general and administrative expenses will total 3.7% of sales, similar to the rates forecasted by the Company in its 2011 budget.

8	The average price per ton of recycled paper in the first half of 2011 and the third quarter of 2011 was 16.7% less and 24.1 lower, respectively, than the average price of virgin paper.

26

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

In the cash flows forecast for 2012 – 2017, it was assumed that due to the nature of the expenses and the significant fixed component in these expenses, the growth rate of the selling and marketing expenses would constitute half of the growth rate in the rate of sales. On the other hand, in respect of general and administrative expenses it was assumed that the Company would succeed in reducing the level of general and administrative expenses by 4% in each of the years, on the basis of, among other things, the continued implementation of the efficiency plan and on the basis of a continued decrease in the Company’s general and administrative expenses that have decreased since 2008 by an annual average of 3.4%. Commencing in 2014, it was assumed that general and administrative expenses would increase by a fixed rate of 2%.

Based on these assumptions, the rates of selling, marketing, general and administrative expenses in the forecasted years are as follows:

2017
as precentage of revenues
2011
2012
2013
2014
2015
2016
and on
Sales and Marketing
Expenses
5.9%
5.8%
5.6%
5.6%
5.5%
5.4%
5.3%
Percentage of General and
Management Expenses
3.7%
3.4%
3.2%
3.1%
3.1%
3.1%
3.1%
Total
9.6%
9.2%
8.8%
8.7%
8.6%
8.5%
8.4%
7.2.5.	Operating profit

According to the updated 2011 budget of the Company (after implementation of the efficiency plan – see section 7.2.1), the Company was expected to finish 2011 with operating income of 2.4%. In view of the results of the third quarter of 2011 and the updated forecast for the last quarter of the year, the Company expects to end the year with operating profit of 0.5%.

According to the underlying assumptions regarding revenues, cost of sales and selling, marketing, general and administrative expenses that were assumed in preparing the cash flows forecast, the Company expects to finish 2012 with operating profit of 2.2%, increasing gradually over the forecast period to 5.2% in the representative year.

As part of our assessment of similar companies operating in the industry, we assessed a company operating abroad, with similar characteristics to those of Carmel. We found that its operating income in 2010 was 10.7%. In addition, in a sampling of the companies that were assessed in the industry9 in which the Company operates, we found that most of the companies had operating profit in 2010 of more than 5%. The normalized average in the entire sample was operating profit of 7.6% in 2010 and a normalized average for the three years ended in 2010 of 7%.

In view of the estimates of the Company and the implementation of the efficiency plan; in view of the potential created by the Company when it purchased the new machinery in 2010 and the transition to Kraft alternatives manufactured by Hadera Paper and in view of the operating income of companies in the industry operating abroad, we believe that a target operating income of 5% is reasonable and achievable.

7.2.6.	Taxes on income

In 2011, Israel experienced social unrest and protest, calling for a number of socio-economic changes in Israel. As a result of the protests, the Israeli government set up a committee to handle these issues, headed by Professor Emanuel Trachtenberg. Among other issues that were raised by the committee, the issue of the not reducing corporate taxes to their expected 2016 level was also raised.

On October 30, 2011, the government approved the tax chapter of the Trachtenberg Committee report. One of the major changes to go into effect commencing from 2012 is the cessation of the decrease in individual income tax rates and the decrease of corporate tax rates that were set out in the economic efficiency law, and as such, commencing in 2012, the corporate tax rate will increase to 25%.

Accordingly, it was assumed that the tax rate in 2011 would be 24% and from 2012 and thereafter, rate would be 25%.

9	Source: Damodaran Online. As part of this, 27 companies in the industry were studied.

27

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

7.2.7.	Depreciation and amortization

For purposes of calculating the depreciation and amortization expenses of the Company in the years of the forecast, we compiled a model that takes into consideration both the balance of the fixed assets held by the Company and the expected depreciation rates in respect of the future investment in fixed assets (a depreciation rate on the investment in fixed assets was assumed to be: in respect of plates and dies – 30%, in respect of other equipment – 9%).

7.2.8.	Investment in fixed assets

According to the clarifications we received from Company Management, in view of the significant investment in equipment in 2010 (NIS 31 million), the Company does not expect any significant investments in equipment over the next few years, except for an investment in plates and dies in an amount of NIS 3 million per annum and NIS 2 million a year in other equipment. In the last quarter of 2011, the Company expects to invest an amount of NIS 1.5 million in equipment.

In view of the above, it was assumed in the cash flows forecast that the Company would invest an amount of NIS 1.5 million in the second half of 2011 and in the coming years of the forecast, an amount of NIS 5 million per annum. In addition, it was assumed that in the representative year, the level of investment would equal the level of the annual depreciation expense.

7.2.9.	Working capital

The Company’s working capital includes trade receivable, accounts receivable and debit balances, and inventory, less trade payable, accounts payable and credit balances.

The following table presents the calculation of the working capital in 2009, 2010 and as of September 30, 2011:

Net Working Capital
Thousands NIS
2009
2010
Q1-Q3/2011
Trade Accounts Receivable
161,037
177,786
170,247
Receivables
5,556
3,908
2,674
Inventory
47,245
53,883
67,634
Trade Accounts Payable
(88,902)
(90,525)
(113,141)
Payables
(15,217)
(17,484)
(12,473)
Net Working Capital
109,719
127,568
114,941
Percentage of Revenues
28.6%
32.1%
26.7%
According to the clarifications we received from Company Management, as part of the efficiency plan recently implemented by the Company, the Company has taken steps to improve its working capital needs. This includes, among other things, improved management of raw materials, increasing the supplier credit days, and strengthening the collection framework in dealing with customers. In the opinion of the Company, the efficiency measures being taken will significantly improve the working capital needs, further to the improvement in the working capital that took place in the third quarter of the year.

We assumed that in respect of 2011, the working capital rate would remain at the same rate as it was on September 30, 2011 – 26.7%. In view of the efficiency measures as described above, we assumed that the Company will succeed in gradually improving its working capital, so that in the representative year, the working capital of the Company will amount to 25%.

28

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

7.2.10.	WACC (weighted average cost of capital)

For purposes of discounting the cash flows, we used a WACC of 9.5% (rounded). For more information regarding the full calculation, see Appendix B below.

7.2.11.	Summary of the valuation of the activity

Based on the assumptions and estimates set out below, the value of the operations of the cash generating unit (which in our opinion constitutes a fair estimate of the usage value and the recoverable amount of the cash generating unit) as of September 30, 2011 was valued by us at NIS 229.1 million.

In appendix A, please find a summary of the valuation of the activity in accordance with the discounted cash flows method (DCF).

The following table presents a sensitivity analysis of the results of the valuation assuming changes in the discount rate and in the permanent growth rate:

Permanent Growth Rate
1.0%
1.5%
2.0%
2.5%
3.0%
246.4
254.5
263.8
274.5
287.2
231.0
237.6
245.2
253.9
263.9
217.3
222.9
229.1
236.1
244.2
205.2
209.8
215.0
220.7
227.3
194.3
198.2
202.5
207.3
212.6
WACC

7.3.	Summary and conclusions of the opinion

Since the balance of the operating assets and liabilities that are connected to the cash generating unit, as of September 30, 2011, amounts to NIS 237.8 million and since this value is higher than the recoverable value of the activity as valued by us, we believe that there was an impairment in the carrying value of the cash generating unit on the books of Hadera Paper by an amount of NIS 8.76 million.

We would like to point out that in the previous valuations performed as part of the testing for impairment of the cash generating unit (Carmel Container Systems Ltd.) which was performed by Giza Zinger Even in November 2009 and in November 2010, the activity was valued at NIS 229.5 million and NIS 236 million, respectively. In the valuation we performed in August 2011, the activity was valued at NIS 242.3 million.

We would like to emphasize that the results of the valuations mentioned above were obtained using the tax rates based on the Economic Efficiency law.

29

Appendix A – Summary of the valuation of the Carmel Operation

Actual
Actual
Actual
Forecast
Forecast
Forecast
Forecast
Forecast
Forecast
Forecast
Forecast
2009
2010
Q1-Q3/2011
2011
Q4/2011
2012
2013
2014
2015
2016
2017
and on
Revenues
383.0
397.3
323.3
446.34
123.0
464.2
482.8
497.2
512.2
527.5
538.1
Growth in Revenue
(8.3)%
3.7%
12.3%
4.0%
4.0%
3.0%
3.0%
3.0%
2.0%
Cost of Revenues
(329.0)
(352.9)
(292.8)
(401.6)
(108.8)
(411.5)
(421.6)
(433.0)
(444.8)
(456.8)
(464.6)
Gross Profit
54.1
44.4
30.5
44.8
14.3
52.7
61.1
64.2
67.4
70.7
73.5
Percentage of Revenues
14.1%
11.2%
9.4%
10.0%
11.6%
11.4%
12.7%
12.9%
13.2%
13.4%
13.7%
Marketing and Sales Expenses
(22.7)
(24.7)
(19.0)
(26.2)
(7.2)
(26.7)
(27.2)
(27.6)
(28.1)
(28.5)
(28.8)
General and Management Expenses
(19.0)
(18.7)
(12.4)
(16.6)
(4.1)
(15.9)
(15.3)
(15.6)
(15.9)
(16.2)
(16.5)
Operating Profit
12.4
1.0

(0.9)

2.0
2.9
10.1
18.6
21.0
23.5
26.1
28.2
Percentage of Revenues
3.2%
0.3%
(0.3)%
0.5%
2.4%
2.2%
3.9%
4.2%
4.6%
4.9%
5.2%
Depreciation and Ammortization
16.4
13.4
10.6
13.0
2.4
12.1
11.0
10.8
10.8
10.0
5.0
EBITDA
28.8
14.5
9.7
15.0
5.3
22.2
29.6
31.8
34.3
36.1
33.2
Percentage of Revenues
7.5%
3.6%
3.0%
3.4%
4.3%
4.8%
6.1%
6.4%
6.7%
6.8%
6.2%
Tax
(0.7)
(2.5)
(4.7)
(5.2)
(5.9)
(6.5)
(7.1)
Operating profit after taxes
2.2
7.6
14.0
15.7
17.6
19.6
21.2
Depreciation and Ammortization
2.4
12.1
11.0
10.8
10.8
10.0
5.0
CAPEX
(1.5)
(5.0)
(5.0)
(5.0)
(5.0)
(5.0)
(5.0)
Investment in working capital
(4.1)
(4.8)
(1.7)
(0.3)
(2.2)
(3.8)
(2.7)
Net Cash Flow
(1.0)
9.9
18.2
21.3
21.2
20.7
18.5
Years to Discount
0.13

0.75

1.75

2.75

3.75

4.75

Discount Factor
9.5%
1.01

1.07

1.17

1.28

1.41

1.54

Discounted Cash Flow
(1.0)
9.3
15.5
16.6
15.1
13.5
160.1
Estimated Enterprise Value as of 30.9.2011
229.1
Cash Flow without Taxes
(0.3)
12.5
22.9
26.5
27.0
27.2
25.5
Discounted Cash Flow without Taxes
(0.3)
11.4
18.7
19.4
17.6
15.8
146.4
Discount Rate
12.1%
Estimated Enterprise Value as of 30.9.2011
229.1

30

Appendix B – Calculation of the WACC

The following formula is used to calculate the weighted average cost of capital (WACC):

Rate of leverage

We assumed the Company’s long-term rate of leverage10 at 40%, based on the representative capital structure of the Company in the years 2010 – 2011.

The required return on the liabilities of the Company (Rd) – we estimated the required return on the debt of the activity at 5.0% on the basis of the interest paid by the Company on its long-term loans.

The tax rate (T) – in calculating the discount rate, we used a tax rate of 25%.

The required return on shareholders' equity (Re) – in calculating the required rate of return on shareholders' equity, we used the CAPM model based on the following formula: .

●	Risk free interest (Rf) – A risk free rate of 2.46% was used, based on the rate of return of Israeli government bonds, linked to the ICPI (Galil 5904)11.

●
Market risk premium (Rm-Rf) – The average risk premium of the market was determined on the basis of the risk premium that characterizes the Israeli market – 6%.

Beta (β) - Beta reflects the effect of market risk upon the systematic risk of a specific entity, and is influenced by the entity's level of leverage. We estimated the beta by using the data of the leveraged beta of companies in the industry in which the Company operates12. The leveraged beta was estimated at 1.17.

●
ARP – Additional risk premium - In our opinion the Company risk should be higher in comparison to public companies considered for purposes of beta calculation, mainly because it is smaller in relation to such public companies. On the basis of our experience and in view of the above, we estimate that it is necessary to add an additional risk premium of 3%13 to the calculation of the Re.

When putting the aforementioned data into the formula used to calculate the Re, we obtain an Re of 13% (rounded) and a WACC of 9.5% (rounded).

10	The rate of leverage in this report is defined using the formula D/(D+E), where D is the net financial debt of the Company and E is the capital of the Company.

11	Source: www.bloomberg.com

12	Source: Damodaran Online. As part of this, 27 companies in the industry were studied.

13	Source: Ibbotson 2011

31

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

Appendix C – Details of the Appraisers

Fahn Kanne Consulting Ltd. is a subsidiary of Fahn Kanne & Co., CPAs (Isr.), one of the six leading accounting firms in Israel.

Fahn Kanne Consulting is the Special Advisory Services division of Grant Thornton International and specializes in international lead advisory services, due diligence work and advice in executing transactions, IPOs, management consulting and project financing.

Shlomi Bartov, CPA (Isr.), is a partner and CEO of Fahn Kanne Consulting. He holds an MBA and a BA in economics and accounting, both from Tel Aviv University.

Mr. Bartov has extensive experience in accompanying and consulting for many of Israel’s leading companies.

Roman Folk, CPA (Isr.), is a manager at Fahn Kanne Consulting and holds a BA in economics and accounting (Cum Laude) from Tel Aviv University.

32

Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

Appendix D – The minimum disclosure that is required for valuation

Below is the minimum disclosure that is required for valuations, as well as the guidelines regarding attaching them to reports according to the guidelines set forth by the Security Exchange Commission and according to clause 36A of the Securities Law 1968:

A.	Recognizing the object that needs evaluating - Impairment Testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36, as of 30 September, 2011.

B.	Appraiser - The valuation was performed by the staff under the management of Mr. Shlomi Bartov CPA, CEO of Fahn Kanne Consultants.

C.	Client - Mr. Shaul Gliksberg, CFO of Hadera Papers Ltd.

D.	Date of contact between appraiser and client - Mr. Shaul Gliksberg approved the commencement of work during September 2011.

E.	Reasons for contact - The valuation was performed in order to testing for impairment of the assets of the Carmel Container Systems Ltd. activity in accordance with IAS 36

F.	Details of the Appraiser - Please see the curriculum vitae in Appendix C.

G.	The value that was established - For a detailed report, please see Chapter 7 in the valuation report.

H.	Date of value - September 30, 2011.

I.	Method of valuation - For a detailed report, please see Chapter 7 in the valuation report.

J.
Other reports that were performed for the Company - In August 2011, we performed an impairment test of the operating assets of Carmel Container Systems Ltd. as of June 30, 2011, according to International accounting standards IAS 36.

33

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA

AS OF SEPTEMBER 30, 2011

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA
AS OF SEPTEMBER 30, 2011

Page
Consolidated Income Statements Proforma	P - 3
Consolidated Statements of Comprehensive Income	P - 4
Notes to the Consolidated Income Statements	P - 5 - P - 6

HADERA PAPER LTD

CONSOLIDATED INCOME STATMENTS PROFORMA
(NIS in thousands)

	Nine months ended September 30	Three months ended September 30	Year ended December 31
	2 0 1 0	2 0 1 0	2 0 1 0
	(Unaudited)
Revenues	1,305,948	479,828	1,806,210
Cost of sales	1,106,485	416,896	1,539,247
Gross profit	199,463	62,932	266,963
Selling, marketing, general and administrative expenses
Selling and marketing expenses	95,096	34,245	130,455
General and administrative expenses	57,959	18,530	76,714
Other income, net	(16,221)	(16,898)	(31,185)
Total expenses	136,834	35,877	175,984

Profit from ordinary operations	62,629	27,055	90,979
Finance income	4,903	3,104	11,563
Finance expenses	38,517	20,739	61,328
Finance expenses, net	33,614	17,635	49,765

Profit after financial expenses	29,015	9,420	41,214

Share in profit of associated companies, net	48,135	15,504	70,059

Profit before taxes on income	77,150	24,924	111,273
Taxes on income	4,474	24	4,336
Profit for the year	72,676	24,900	106,937
Attributed to:
Company shareholders	67,502	23,343	101,505
Non-Controlling interests	5,174	1,557	5,432
	72,676	24,900	106,937
Earning for regular share of NIS 0.01 par value	NIS
Primary attributed to Company shareholders	13.30	4.59	19.99

Fully diluted attributed to company shareholders	13.19	4.56	19.83
Number of share used to compute the primary earnings per share	5,075,922	5,082,028	5,078,156

Number of share used to compute the fully diluted earnings per share	5,116,355	5,114,456	5,118,416

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the Consolidated Income Statements Proforma: November 15, 2011

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME PROFORMA
(NIS in thousands)

	Nine months ended September 30	Three months ended September 30	Year ended December 31
	2 0 1 0	2 0 1 0	2 0 1 0
	(Unaudited)

Profit for the period	72,676	24,900	106,937

Other Comprehensive Income
Profit on cash flow hedges, net	1,213	2,184	1,044
Actuarial loss from defined benefit plans, net	32	111	(4)
Share in Other Comprehensive Income (loss) of associated companies, net	964	4,203	(11,652)
Share in other comprehensive income of associated companies, which allocated to the income statements, net	315	8	446
Total Other Comprehensive Income (Loss) for the period, net	2,524	6,506	(10,166)

Total Comprehensive Income for the period	75,200	31,406	96,771
Attributed to:
Company shareholders	70,005	29,787	91,292
Non-Controlling interests	5,195	1,619	5,479
	75,200	31,406	96,771

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA
NOTE 1    -     GENERAL

The proforma consolidated statements of income of the Company are prepared in accordance with the provisions of Regulation 38b to the Securities Regulations (Immediate and Periodic Reports), 1970.

NOTE 2    -     PROFORMA EVENT

On September 7 2010 the company signed an agreement with a subsidiary of Mondi Group ("Mondi Group"), that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Hadera Paper – Printing and Writing Paper Ltd. - an associated company, formerly "Mondi Hadera Paper Ltd.", (hereinafter – "Printing and Writing Paper Ltd.") pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of "Printing and Writing Paper" ("Acquisition Transaction").

Prior to the transaction, the Company held 49.9% of the issued and outstanding share capital of Mondi Hadera. Upon to the completion of the Acquisition Transaction effective as of December 31 2010, the Company holds 75% of the issued and outstanding share capital of "Printing and Writing Paper", while Mondi Group holds the remaining 25%.

In consideration of the shares being sold, the Company paid Mondi Group, from its own resources, upon to the completion of the Acquisition Transaction, a sum of approximately EURO 10.364 million, on January 5, 2011.

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in "Printing and Writing Paper" that entered into force upon to the completion of the Acquisition Transaction, including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and "Printing and Writing Paper", a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and Mondi Hadera that entered into force upon the finalization of the Acquisition Transaction, (effective from December 31, 2010), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements (that enter into force upon to the completion of the Acquisition Transaction), including a subletting agreement and an agreement governing the use of the Mondi brand.

As part of the previous agreement between HADERA PAPER and MONDI GROUP dated November 21, 1999, as set forth in Note 5(3) of the consolidated financial statements of the Company, MBP was granted an option to sell to the Company its Holding stake in "Printing and Writing Paper", at a price 20% below the value (as defined in the agreement) or $20 million less 20%, whichever is higher. The Acquisition Transaction included the amendment of the Put option, stipulating that it may not be exercised during the first three years (as of September 30 2011, the option is blocked for two years and three months) subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in "Printing and Writing Paper" for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA
NOTE 2    -     PROFORMA EVENT (cont.)

On December 28, 2010, the suspending conditions set forth in the acquisition agreement have been fulfilled for the closing of the transaction. The ancillary agreements in the transaction have been signed and the closing date has been scheduled for December 31, 2010. The parties further determined that the consideration of the transaction will be transferred to the Mondi Group no later than January 10, 2011, on January 5, 2011, the Company paid the entire amount. Following the closing of the transaction, the Company consolidates the financial statements of "Printing and Writing Paper" into its own financial statements, as of December 31, 2010.

NOTE 3    -   ACCOUNTING POLICY:

The proforma consolidated statements have been compiled pursuant to the accounting policy set forth in Note 2 to the Company's consolidated financial statements as of December 31, 2010, based on assumptions set forth in Note 4 below.

NOTE 4    -   ASSUMPPTION USED AS THE BASIS FOR THE PREPARATION OF THE PROFORMA CONSOLIDATED STATEMANTS

a.
Pro-forma information was compiled based on financial information for Hadera Paper Ltd. and Hadera Paper - Printing and Writing Paper Ltd. (former Mondi Hadera Paper Ltd). The pro-forma information reflects the operating results, on consolidated basis, had Hadera Paper - Printing and Writing Paper Ltd. been acquired on January 1, 2008.

b.	The gain realized by the Company, amounting to NIS 5,760 thousand result from the acquisition, was not included on the pro-forma consolidated statements, as it was of a non-recurring nature.

c.	Financing expenses on the pro-forma consolidated statements including financing cost, which were calculated based on 5.85% interest with respect to financing obtained for this acquisition.

d.	Excess acquisition cost over carrying amount as of the acquisition date, amounting to NIS 12,282 thousand, was classified under goodwill

e.
Other revenues include annual adjustment of the financial liability with respect to put option granted to non-controlling interests for the present value of the expected future payment with respect there to, assuming it would not be exercisable for three years. Profit and loss resulting from settled put options has been reversed.

f.	Inter-company transactions and balances were reversed for the consolidation. Inter-company unrealized gain was not reversed, as it was not material.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
 AS OF SEPTEMBER 30, 2011

Page
Separate Financial Statements
Separate statements of financial position	S - 3
Separate Income Statements	S - 4
Separate Statements of comprehensive income	S - 4
Separate Statements of changes in equity	S - 5 - S - 7
Separate Statements of Cash Flows	S - 8 - S - 9
Notes to the Separate Financial Statements	S - 10 - S - 13

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	September 30		December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Current Assets
Cash and cash equivalents	148,634	110,586	43,738
Designated deposits	-	9,022	-
Trade receivables	2,037	2,282	942
Associated companies, net	352,467	172,193	264,368
Total Current Assets	503,138	294,083	309,048
Non-Current Assets
Investment in associated companies	853,012	868,403	970,874
Loans to associated companies	500,907	665,714	580,615
Fixed assets	81,009	88,647	85,647
Investment Property	26,300	24,500	24,500
Prepaid expenses in respect of an operating lease	-	24,964	24,837
Financial assets - available for sale	2,726	-	1,646
Other assets	224	272	323
Deferred tax assets	2,883	11,831	12,536
Total Non-Current Assets	1,467,061	1,684,331	1,700,978

Total Assets	1,970,199	1,978,414	2,010,026
Current Liabilities
Credit from banks and others	129	19,303	-
Current maturities of long term bonds and long term loans	125,610	138,859	142,079
Trade payables	9,732	5,656	9,731
Account payables and accrued expenses	79,868	89,301	130,527
Financial liabilities at fair value through profit and loss	-	13,700	-
Short term employee benefit liabilities	3,404	3,086	3,411
Current tax liabilities	7,004	2,458	2,078
Total Current Liabilities	225,747	272,363	287,826
Non-Current Liabilities
Loans from banks and others	104,423	202,527	193,490
Bonds	722,673	594,372	562,348
Employee benefit liabilities	3,904	3,637	4,880
Put option granted to the non controlling interests	29,137	-	31,512
Total Non-Current Liabilities	860,137	800,536	792,230

Capital and reserves	884,315	905,515	929,970

Total Liabilities and Equity	1,970,199	1,978,414	2,010,026

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: November 15, 2011

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Income
Revenues from services, net	12,342	8,909	3,408	1,530	12,478
Other income	39,800	1,540	307	1,540	11,271
Share in profits of associated companies – net	-	69,195	-	27,339	94,363
Finance income	38,592	16,828	12,752	11,349	28,115
Total income	90,734	96,472	16,467	41,758	146,227

Cost and expenses

Share in losses of associated companies – net	(66,930)	-	(43,191)	-	-
Other expenses	-	(1,810)	-	(1,090)	-
Finance expenses	(50,189)	(28,647)	(17,388)	(18,520)	(43,627)
Total cost and expenses	(117,119)	(30,457)	(60,579)	(19,610)	(43,627)
Profit (Loss) before taxes on income	(26,385)	66,015	(44,112)	22,148	102,600

Tax incomes (expenses) on the income	(9,319)	(661)	552	878	(1,872)

Profit (Loss) for the period	(35,704)	65,354	(43,560)	23,026	100,728

SEPARATE STATEMENTS
OF COMPREHENSIVE INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)

Profit (Loss) for the period	(35,704)	65,354	(43,560)	23,026	100,728
Other Comprehensive Income ,net
Actuarial loss from defined benefit plans, net	-	-	-	-	(228)
Profit from fair value adjustment of financial asset available for sale, net	864	-	174	-	-
Share in other comprehensive income (loss) of associated companies, net	(11,593)	2,503	(3,480)	6,444	(9,895)

Total other comprehensive income (loss) for the period	(10,729)	2,503	(3,306)	6,444	(10,123)

Total comprehensive income (loss) for the period	(46,433)	67,857	(46,866)	29,470	90,605

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Capital reserve from revaluation of financial asset - available for sale	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	-	1,123	(33,521)	506,445	929,970
For the Nine months ended September 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	(12,415)	-	(12,415)
Cash flow hedges transactions	-	-	-	-	-	-	1,036	-	-	1,036
Profit from fair value adjustment of financial asset available for sale, net	-	-	-	-	-	864	-	-	-	864
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(214)	(214)
Loss for the period	-	-	-	-	-	-	-	-	(35,704)	(35,704)
Total comprehensive income (loss) for the period	-	-	-	-	-	864	1,036	(12,415)	(35,918)	(46,433)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,308)	-	-	-	1,308	-
Share based payment	-	-	778	-	-	-	-	-	-	778
Conversion of employee options into shares	*-	1,694	(1,694)	-	-	-	-	-	-	-
Balance – September 30, 2011	125,267	308,545	7,072	3,397	11,112	864	2,159	(45,936)	471,835	884,315

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	-	517	(22,872)	402,936	835,635
For the Nine months ended September 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	1,476	-	1,476
Cash flow hedges transactions	-	-	-	-	-	-	998	-	-	998
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	-	29	29
Profit for the period	-	-	-	-	-	-	-	-	65,354	65,354
Total comprehensive income for the period	-	-	-	-	-	-	998	1,476	65,383	67,857
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,308)	-	-	-	1,308	-
Share based payment	-	-	2,023	-	-	-	-	-	-	2,023
Conversion of employee options into shares	* -	5,106	(5,106)	-	-	-	-	-	-	-
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	-	1,515	(21,396)	469,627	905,515

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Capital reserve from revaluation of financial asset - available for sale	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - July 1, 2011	125,267	308,545	7,039	3,397	11,548	690	1,430	(41,777)	515,029	931,148
For the Three months ended September 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	(4,159)	-	(4,159)
Profit from fair value adjustment of financial asset available for sale, net	-	-	-	-	-	174	-	-	-	174
Cash flow hedges transactions	-	-	-	-	-	-	749	-	-	749
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(70)	(70)
Loss for the period	-	-	-	-	-	-	-	-	(43,560)	(43,560)
Total comprehensive income (loss) for the period	-	-	-	-	-	174	749	(4,159)	(43,630)	(46,866)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-
Share based payment	-	-	33	-	-	-	-	-	-	33
Balance – September 30, 2011	125,267	308,545	7,072	3,397	11,112	864	2,159	(45,936)	471,835	884,315

Balance - July 1, 2010	125,267	306,801	6,858	3,397	13,292	-	(415)	(25,810)	446,065	875,455
For the Three months ended September 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	4,414	-	4,414
Cash flow hedges transactions	-	-	-	-	-	-	1,930	-	-	1,930
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	-	100	100
Profit for the period	-	-	-	-	-	-	-	-	23,026	23,026
Total comprehensive income for the period	-	-	-	-	-	-	1,930	4,414	23,126	29,470
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-
Share based payment	-	-	590	-	-	-	-	-	-	590
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	-	1,515	(21,396)	469,627	905,515

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Audited)
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606
Actuarial loss from defined benefit plan	-	-			-	-	-	(80)	(80)
Profit for the year	-	-	-	-	-	-	-	100,728	100,728
Total comprehensive income (loss) for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605
Acquisition of additional shares in subsidiary	-	-	-	-	-	-	-	1,117	1,117
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-
Share based payment	* -	-	2,613	-	-	-	-	-	2,613
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – operating activities
Profit (Loss) for the period	(35,704)	65,354	(43,560)	23,026	100,728
Tax expenses (incomes) recognized in profit and loss	9,319	661	(552)	(878)	1,872
Financial expenses, net recognized in profit and loss	11,597	11,819	4,636	7,171	15,512
Share in loss (profit) of associated companies, net	66,930	(69,195)	43,191	(27,339)	(94,363)
Dividend received	31,721	52,854	10,000	22,914	70,319
Capital profit on disposal of fixed assets	(36,803)	(1,387)	-	-	(1,394)
Depreciation and amortization	2,417	5,158	731	1,397	3,313
Gain from revaluation of prior holding at fair value due to achieving control	-	-	-	-	(5,760)
Income from revaluation of investment property	(94)	(151)	(94)	(151)	(151)
Share based payments expenses (incomes)	168	833	(124)	253	1,086
	49,551	65,946	14,228	26,393	91,162

Changes in assets and liabilities:
Increase (decrease) in associated companies and other receivables	56,655	(132,268)	(7,702)	(45,904)	(134,380)
Increase in trade and account payables	7,763	25,299	6,480	33,936	23,707
Increase (Decrease) in financial liabilities	(2,375)	1,718	(266)	(328)	872
Decrease in employee benefits and provisions	(1,070)	(2,445)	(574)	(136)	(1,186)
	110,524	(41,750)	12,166	13,961	(19,825)

Receivables (Payments) Taxes	4,554	(1,323)	118	-	(1,323)

Net cash generated by (used in) financing activities	115,078	(43,073)	12,284	13,961	(21,148)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – investing activity
Acquisition of fixed assets	(3,046)	(8,197)	(1,003)	(7,222)	(13,493)
Acquisition of subsidiaries	(49,298)	-	-	-	(15,703)
Acquisition of other assets and financial assets	(6)	-	-	-	(1,724)
Proceeds from disposal of fixed assets and assets under an operating lease	56,400	1,483	-	-	1,483
Redemption of designated deposits, net	-	116,334	-	1,777	127,600
Interest received	3,543	1,176	1,163	541	1,718
Granting of loans to an associated companies	(25,470)	-	(25,470)	-	-
Net cash generated by (used in) investing activity	(17,877)	110,796	(25,310)	(4,904)	99,881

Cash flows – financing activities
Proceeds from issuing notes	216,326	179,886	216,326	-	179,886
Short-term credit – net	129	(83,143)	129	(20,714)	(102,446)
Borrowings received	-	70,000	-	-	70,000
Repayment of borrowings	(107,078)	(25,461)	(42,230)	(11,228)	(31,644)
Interest Paid	(38,954)	(37,432)	(20,033)	(21,279)	(53,896)
Repayment of bonds	(62,358)	(61,322)	(62,358)	(61,322)	(94,994)
Net cash generated by (used in) financing activities	8,065	42,528	91,834	(114,543)	(33,094)

Increase (decrease) in cash and cash equivalents	105,266	110,251	78,808	(105,486)	45,639
Cash and cash equivalents – beginning of period	43,738	363	69,590	216,100	363
Net foreign exchange difference	(370)	(28)	236	(28)	(2,264)
Cash and cash equivalents – end of period	148,634	110,586	148,634	110,586	43,738

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1    -     GENERAL

A.	General

The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

B.	Definitions:

The Company	-	Hadera Paper Limited.

Associated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2010.

C.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 1B of the separate financial statements of the Company as of December 31, 2010, except for changes in the accounting policy as specified in note 2 of the Condensed consolidated financial statements of the Company that are published with this separate financial information.

NOTE 2     -    SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved, and therefore no provision was created  in the financial statements as at September 30, 2011, on account of this matter.

b.	During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, on the total amount of YTL 153 million (approximately USD 82.4 million) including interest, fines and VAT refund offset.

Regarding one of the matters, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR has filed, based on its tax consultant opinion in Turkey, in 2010, appeals to the court against the demand of the tax authorities. On July 28, 2011, on August 4, 2011 and On November 1, 2011, the court handed down its decisions regarding some of the appeals (which reflected 43.9% of the claim's principal amount), pursuant to which KCTR is required to make payments to the tax authorities amounting to YTL 14.5 million, amounting to - with the addition of interest, fines and before VAT asset offset (as at the date of the decision) – approximately YTL 58.2 million (approximately $31.4 million).The amount for payment (if and when will be paid) net after offsetting Vat asset, amount to approximately YTL 52.3 million (approximately $28.1 million).

KCTR appealed the decisions of the court in Turkey, based on the expert opinion of its legal consultants, in spite of the said court's decision, claiming that KCTR possesses valid claims against the requirement and that the chances of success in the said appeal are greater than 50%. In addition, KCTR applied to the Supreme Court to delay implementation of the verdict until the Supreme Court ruling on appeals submitted by KCTR.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE  2    -     SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

b.	(cont.)

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 18.5 million (approximately USD 10.0 million) and sums up to approximately YTL 82.6 million, including interest and fines (approximately USD 44.6 million).

According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success, creates a situation where it is "more likely than not" that payments will be made on account of these tax requirements. Consequently, during the reported period, the associated company included a provision pertaining to the awarded sums, as mentioned above, in which the Company's share amounts to NIS 58.8 million.

Regarding appeals and sums regarding which no ruling has been handed down by the court in Turkey, it is company policy to examine, based on the expert opinion of the KCTR legal consultants, the probability that payments will have to be made on account of these appeals, while taking into consideration all the relevant circumstances.

In light of the fact that the legal consultants of KCTR estimate the probability of success, on finishing all legal proceedings – that is, after submission if required, of another appeal, in the appeals regarding which no ruling has yet been handed down, as being greater than 50%, the company did not include in its financial statements, a provision on account of the potential tax liability that is inherent in those matters regarding which a ruling has not yet been handed down.

For corporate guarantee issuance relating the tax case please see note 3a.

c.
On May 27, 2011 the Company published a shelf prospectus that was amended on June 19, 2011 by which the Company issued on July 4, 2011, debentures (Series 5) of the Company, by way of extending a series issued on May 23, 2010. The Company has offered an amount of NIS 220,000 thousands par value of debentures (Series 5) issued in return for NIS 218,020 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017.

The net proceed of the offering net of issue expenses is NIS 216,326 thousands.

d.
On July 18, 2011 the Company granted to a subsidiary a short-term loan (on call) in the amount of NIS 23 million, carries a variable rate of prime less 0.8%. The loan is for a period of seven days. Renewal of the loan (in whole or in part) for further periods of seven days at a time is subject to the consent of the parties and subject to payment of accrued interest until the date of repayment.

e.
On March 6, 2011, the Board of Directors of the Company approved incorporation of a foreign entity (hereinafter: "the foreign entity"), wholly-owned by the Company, which is to be incorporated for entering into agreement with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (hereinafter: "JV"). During the second quarter of 2011, The Company recorded the foreign company as aforesaid, and then signed the mentioned agreement with the overseas business partner. The Company's share of this operation is 65%. This operation requires an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners' loan or guarantee, 80% of which would be invested by the Company. As of the date of the financial statements the company has invested a total amount of NIS 2.5 million by owners' loan.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE  2    -       SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

e.	(cont.)

The agreement includes restrictions on partner rights to transfer their JV shares, grants the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO, grants the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and includes certain non-compete provisions. The JV began to operate in the third quarter of 2011 and is consolidated within the financial statements of the company as at September 30, 2011.

f.
In light of indications of impairment that rose as a result of the results of the Carmel cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 9.5% and it was found that the value of Carmel is lower than its book value by approximately NIS 6,988 thousands. The company consequently recognized a loss on account of impairment in the amount of NIS 6,988 thousands.

As part of the valuation, the valuator relied on the tax rates as determined in the government ratification, dated October 30, 2011, of the recommendations of the Taxation Chapter by the Trachtenberg Committee, where it was resolved to cease the lowering of income tax rates for individuals and for corporate taxes, as determined in the Law for Economic Encouragement of 2009. Starting with the tax year 2012, the corporate tax rate would be increased to 25%. Accordingly, the valuator utilized a tax rate of 25%.

g.
In light of indications that rose as a result of the results of the Printing and Writing papers cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 9.5% and it was found that the value of Printing and Writing papers is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

As part of the valuation, the valuator relied on the tax rates as determined in the government ratification, dated October 30, 2011, of the recommendations of the Taxation Chapter by the Trachtenberg Committee, where it was resolved to cease the lowering of income tax rates for individuals and for corporate taxes, as determined in the Law for Economic Encouragement of 2009. Starting with the tax year 2012, the corporate tax rate would be increased to 25%. Accordingly, the valuator utilized a tax rate of 25%.

NOTE 3       -   SUBSEQUENT EVENTS

a.
On October 17, 2011 the board of directors of the associated company Hogla-Kimberly ltd. approved an issuance of a corporate guarantee in favor of a bank (HSBC) up to the amount of 31.7 million YTL (approximately USD 17.7 million) plus interest and other expenses, to the assurance of future payment by KCTR to Turkish tax authorities if and as ever this payment will be required. See note 2b.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3     -    SUBSEQUENT EVENTS (cont.)

b.
Pursuant to the efficiency and cost-cutting measures implemented by the company, and as part thereof, the Board of Directors of the company approved an agreement signed by the company on November 10, 2011, with the union of company employees and with the New General Histadrut Union in the Hadera region (“The Agreement”), within whose framework it will be agreed, inter alia, to update the collective employment agreements, along with an early retirement plan of an approximately 70 employees of the Company, before December 31, 2011.

Along with the assimilation of the items in the agreement, the company is expected to make provisions in its financial statements during the fourth quarter, to account for the expected retirement costs, amounting to a total of approximately NIS 30.1 million, on account of the employees of the consolidated companies will be opting for early retirement and a sum of approximately NIS 5.0 million, on account of the employees of an associated company who will opt for early retirement. The total anticipated impact in the financial statements of the company for the fourth quarter of 2011 is expected to amount to approximately NIS 35.1 million.

Exhibit 4

Enclosed please find the financial reports of the following associated company:

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011

Report on review of interim Financial Information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD, ("the Company") and subsidiaries as of September 30, 2011 and the related Condensed Interim Consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the periods of nine and three months then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Without qualifying our conclusion, we draw attention to:
1.
Note 3D to the financial statements with regards to the demand of the Turkish Tax Authorities from KCTR, to the court's decisions regarding some of the appeals that were filed to the Tax court against the demand and to the appeals that were filed to the supreme court in Turkey.

2.	Note 3E to the financial statements with regards to petition that was filed against the company for the approval of class action.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel

November 14, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	As of September 30,		As of December 31,
	2 0 1 1	2 0 1 0	2 0 1 0
	(Unaudited)
Current Assets
Cash and cash equivalents	18,614	19,702	16,732
Trade receivables	294,063	316,205	289,094
Inventories	252,718	252,758	241,803
Current tax asset	-	-	54
Other current assets	10,841	8,211	7,178
	576,236	596,876	554,861
Non-Current Assets
VAT Receivable	35,253	53,093	51,223
Property plant and equipment	368,471	340,752	350,560
Goodwill	14,970	18,887	17,033
Employee benefit assets	582	645	639
Deferred tax assets	3,641	4,827	3,864
Land lease	1,541	1,669	1,637
Other Non-current assets	400	-	-
	424,858	419,873	424,956

	1,001,094	1,016,749	979,817
Current Liabilities
Borrowings	96,467	38,537	36,640
Trade payables	322,023	348,967	329,916
Employee benefit obligations	13,798	13,721	12,810
Current tax liabilities	8,482	9,260	22,583
Dividend payables	30,000	40,000	5,000
Tax provision	104,544	-	-
Other payables and accrued expenses	47,307	49,992	44,054
	622,621	500,477	451,003
Non-Current Liabilities
Borrowings	-	13,784	6,941
Employee benefit obligations	7,586	7,493	7,899
Deferred tax liabilities	36,714	35,310	35,370
	44,300	56,587	50,210
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(105,141)	(57,594)	(82,338)
Retained earnings	174,068	252,033	295,696
	334,173	459,685	478,604

	1,001,094	1,016,749	979,817

G. Calvo Paz	O. Lux	O. Bloch
Chairman of the Board of Directors	Chief Financial Officer	Director

Approval date of the interim financial statements: November 14, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0
	(Unaudited)		(Unaudited)

Revenues	1,199,051	1,286,398	361,873	427,502	1,697,509
Cost of sales	838,319	873,491	250,399	295,432	1,165,219
Gross profit	360,732	412,907	111,474	132,070	532,290

Operating costs and expenses
Selling and marketing expenses	226,502	231,061	72,741	71,639	288,061
General and administrative expenses	54,052	48,247	18,398	16,834	62,357
Other Income	(73)	(3,131)	(73)	-	(4,731)
Operating profit	80,251	136,730	20,408	43,597	186,603

Finance expenses	(5,856)	(5,789)	(2,566)	(2,532)	(8,110)
Finance income	1,527	3,950	(1,700)	2,797	12,104

Profit before tax	75,922	134,891	16,142	43,862	190,597
Income taxes charge	137,550	33,861	123,527	11,692	45,904

Profit (Loss) for the period	(61,628)	101,030	(107,385)	32,170	144,693

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0
	(unaudited)		(unaudited)

Profit (Loss) for the period	(61,628)	101,030	(107,385)	32,170	144,693
Exchange differences arising on translation of foreign operations	(24,879)	2,955	(8,333)	8,842	(21,341)
Cash flow hedges	1,816	(1,368)	1,515	(563)	(2,315)
Transfer to profit or loss from equity on cash flow hedge	919	842	460	21	1,192
Income tax relating to components of other comprehensive income	(659)	133	(474)	136	282

Other comprehensive income for the period (net of tax)	(22,803)	2,562	(6,832)	8,436	(22,182)

Total comprehensive income for the period	(84,431)	103,592	(114,217)	40,606	122,511

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Nine months ended
September 30, 2011 (unaudited)

Balance - January 1, 2011	29,638	235,608	(81,569)	(769)	295,696	478,604
Loss for the period	-	-	-	-	(61,628)	(61,628)
Exchange differences arising on translation of foreign operations	-	-	(24,879)	-	-	(24,879)
Cash flow hedges	-	-	-	2,076	-	2,076
Dividend	-	-	-	-	(60,000)	(60,000)
Balance - September 30, 2011	29,638	235,608	(106,448)	1,307	174,068	334,173

Nine months ended
September 30, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	101,030	101,030
Exchange differences arising on translation of foreign operations	-	-	2,955	-	-	2,955
Cash flow hedges	-	-	-	(393)	-	(393)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - September 30, 2010	29,638	235,608	(57,273)	(321)	252,033	459,685

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES OF EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Three months ended
September 30, 2011 (unaudited)

Balance - June 30, 2011	29,638	235,608	(98,115)	(194)	311,453	478,390
Loss for the period	-	-	-	-	(107,385)	(107,385)
Exchange differences arising on translation of foreign operations	-	-	(8,333)	-	-	(8,333)
Cash flow hedges	-	-	-	1,501	-	1,501
Dividend	-	-	-	-	(30,000)	(30,000)
Balance - September 30, 2011	29,638	235,608	(106,448)	1,307	174,068	334,173

Three months ended
September 30, 2010 (unaudited)

Balance - June 30, 2010	29,638	235,608	(66,115)	85	259,863	459,079
Profit for the period	-	-	-	-	32,170	32,170
Exchange differences arising on translation of foreign operations	-	-	8,842	-	-	8,842
Cash flow hedges	-	-	-	(406)	-	(406)
Dividend	-	-	-	-	(40,000)	(40,000)
Balance - September 30, 2010	29,638	235,608	(57,273)	(321)	252,033	459,685

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2010

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the year	-	-	-	-	144,693	144,693
Exchange differences arising on translation of foreign operations	-	-	(21,341)	-	-	(21,341)
Cash flow hedges	-	-	-	(841)	-	(841)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - December 31, 2010	29,638	235,608	(81,569)	(769)	295,696	478,604

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit (Loss) for the period	(61,628)	101,030	(107,385)	32,170	144,693
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	104,407	(43,625)	141,478	(3,801)	(22,424)
Net cash generated by
operating activities	42,779	57,405	34,093	28,369	122,269

Cash flows – investing activities
Acquisition of property plant and equipment	(55,296)	(37,276)	(29,591)	(13,433)	(62,564)
Proceeds from disposal of Property plant and equipment	62	109	-	87	168
Proceeds from realization of trademark	-	3,131	-	-	3,131
Interest received	7	114	4	17	2,532
Net cash used in investing activities	(55,227)	(33,922)	(29,587)	(13,329)	(56,733)

Cash flows – financing activities
Dividend paid	(35,000)	(100,000)	-	(40,000)	(135,000)
Borrowings paid	(19,952)	(18,845)	(6,746)	(6,372)	(25,307)
Short-term bank credit	75,918	11,212	10,251	2,162	9,975
Interest paid	(5,391)	(2,779)	(2,408)	(1,231)	(4,048)
Net cash provided by (used in) financing activities	15,575	(110,412)	1,097	(45,441)	(154,380)

Net increase (decrease) in cash and cash equivalents	3,127	(86,929)	5,603	(30,401)	(88,844)
Cash and cash equivalents – beginning of period	16,732	106,996	13,432	49,543	106,996
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,245)	(365)	(421)	560	(1,420)
Cash and cash equivalents - end of period	18,614	19,702	18,614	19,702	16,732

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDIX TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 0
	(Unaudited)		(Unaudited)
A. Adjustments to reconcile profit for the period to net cash generated by operating activities

Finance expenses paid adjustment to profit	5,384	2,665	2,404	1,214	1,516
Taxes on income recognized in profit and loss	137,550	33,861	123,527	11,692	45,904
Depreciation and amortization	24,302	22,748	8,407	8,048	31,195
Capital loss on disposal of property, plant and equipment	730	940	33	50	991
Capital gain from realization of trademark	-	(3,131)	-	-	(3,131)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(35,432)	(36,436)	23,275	(5,505)	(13,419)
Increase in other current assets	(3,774)	(2,441)	(512)	(346)	(1,485)
Decrease (Increase) in inventories	(21,180)	(70,460)	7,714	(23,187)	(68,657)
Increase (decrease) in trade payables	(1,804)	57,802	(34,628)	21,327	33,914
Net change in balances with related parties	25,621	20,843	16,920	824	27,266
Increase (decrease) in other payables and accrued expenses	7,419	(16,105)	8,897	(4,081)	(21,357)
Increase in other long term assets	(2,877)	(5,215)	(3,025)	(2,228)	(8,795)
Change in employee benefit obligations, net	1,216	666	(1,255)	(313)	507
	137,155	5,737	151,757	7,495	24,449

Income taxes received	-	67	-	-	7,273
Income taxes paid	(32,748)	(49,429)	(10,279)	(11,296)	(54,146)
	104,407	(43,625)	141,478	(3,801)	(22,424)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 1  - DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

C.	These financial statements includes summary of significant accounting policies and are attached to the financial statements of a related party.

NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – "Interim Financial Reporting".

The unaudited condensed interim consolidated financial statements as of September 30, 2011 and for the nine and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2010 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended December 31, 2010 and the year then ended, expect for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in section C below.

C.	Standards and Improvements issued but are not yet effective.

•	Amendments to IAS 1 – Presentation of Financial Statements

The main change resulting from the amendments was a requirement for entities to group items presented in other comprehensive income ("OCI") on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

The amendments did not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the tax related to each of two groups of OCI items must be shown separately.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

•	IFRS 10 – Consolidated Financial Statements

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.

IFRS 10 present principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

•	IFRS 12 – Disclosure of Interests in other Entities

IFRS 12 Including disclosure requirements to entities that have an interest in subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the Israel NIS (TL’000 per NIS1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

September 30, 2011	1,999	3.712	120.61
September 30, 2010	2,523	3.665	116.95
December 31, 2010	2,275	3.549	117.82

Increase (decrease) during the:	%	%	%
Nine months ended September 30, 2011	(12.13)	4.59	2.36
Three months ended September 30, 2011	(5.03)	8.67	0.19
Nine months ended September 30, 2010	1.28	(2.91)	1.89
Three months ended September 30, 2010	3.74	(5.42)	1.23
Year ended December 31, 2010	(8.67)	(5.99)	2.66

NOTE 3 -  SIGNIFICANT TRANSACTIONS AND EVENTS

A.
Following the June Board decision from July 27, 2010 to distribute a dividend in the amount of NIS 40 million from unapproved enterprise earnings, an amount of NIS 35 million was paid on November 29, 2010 and the other NIS 5 million was paid on March 24, 2011.

B.	On February 23, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings. The dividend was paid on June 30, 2011.

C.	On July 26, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings. Actual payment will take place at Q4/2011.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3 -   SIGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

D.	During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 153 million YTL (approximately 82.4 million USD) including interest fines and VAT refund offset.

Regarding one of the matters, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR has filed, based on its tax consultant opinion in Turkey, in 2010, appeals to the court against the demand of the tax authorities. On July 28, 2011, on August 4, 2011 and on November 1, 2011, the court handed down its decisions regarding some of the appeals (which reflected 43.9% of the claim's principal amount), pursuant to which KCTR is required to make payments to the tax authorities amounting to YTL 14.5 million, amounting to - with the addition of interest, fines and before VAT asset offset (as at the date of the decision) – approximately YTL 58.2 million (approximately $31.4 million).

The amount for payment (if and when will be paid) net after offsetting Vat asset, amount to approximately YTL 52.3 million (approximately $28.1 million).

KCTR appealed the decisions of the court in Turkey, based on the expert opinion of its legal consultants, in spite of the said court's decision, claiming that KCTR possesses valid claims against the requirement and that the chances of success in the said appeal are greater than 50%. In addition, KCTR applied to the Supreme Court to delay implementation of the verdict until the Supreme Court ruling on appeals as submitted by KCTR.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 18.5 million (approximately $10 million) and sums up to approximately YTL 82.9 million, including interest and fines (approximately $44.6 million).

According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success, creates a situation where it is "more likely than not" that payments will be made on account of these tax requirements. Consequently, during the reported period, the company included a tax expense to the awarded sums, as mentioned above, amounts to NIS 117.8 million.

Regarding appeals and sums regarding which no ruling has been handed down by the court in Turkey, it is company policy to examine, based on the expert opinion of the KCTR legal consultants, the probability that payments will have to be made on account of these appeals, while taking into consideration all the relevant circumstances.

In light of the fact that the legal consultants of KCTR estimate the probability of success, on finishing all legal proceedings – that is, after submission if required, of another appeal, in the appeals regarding which no ruling has yet been handed down, as being greater than 50%, the company did not include in its financial statements, a provision on account of the potential tax liability that is inherent in those matters regarding which a ruling has not yet been handed down. For corporate guarantee issuance relating the tax case please see note 5.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2011

NOTE 3 -  SIGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

E.
On May 2, 2011 a petition was filed against the company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by the company, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion. At this early stage the company's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved, and therefore no provision was created in the financial statements as of September 30,2011on account of this matter.

NOTE 4 -  RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	As of September 30,		As of December 31,
	2011	2010	2010
	(Unaudited)
Trade receivables	5,932	24,689	27,968
Other receivables	48,580	1,540	3,228
Trade payables	54,512	77,788	84,629

B.	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)

Sales to related parties	73,201	166,233	6,873	69,525	222,018
Cost of sales	198,460	228,108	43,717	75,969	328,466
Royalties to the shareholders	22,014	22,030	7,188	7,429	29,780
General and administrative expenses	8,650	7,863	3,039	3,346	9,707

NOTE 5 -  SUBSEQENT EVENTS

1.	On October 17, 2011 the board of directors approved an issuance of a corporate guarantee in favor of corporate bank (HSBC) up to the amount of 31.7 million YTL (approximately $17.7 million) plus interest and other expenses, to the assurance of future payment by KCTR to Turkish tax authorities if required.

2.
On November 14, 2011 as part of the efficiency and cost-cutting measures implemented by the company, the Board of Directors approved an agreement that was signed by Hadera Paper Ltd. on November 10, 2011 with the union of the employees and with the New General Histadrut Union in the Hadera region (“The Agreement”), within whose framework it will be agreed, inter alia, to update the collective employment agreements, along with an early retirement plan of employees of the Company, before December 31, 2011. Along with the assimilation of the items in the agreement, the company is expected to make provisions in its financial statements during the fourth quarter, to account for the  expected retirement costs, amounting to a total of approximately NIS 10.1 million, on account of the employees that will be opting for early retirement.